UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. March 21, 2023.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the twelve months ended December 31, 2022, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on March 1, 2023.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022

Sociedad Química y Minera de Chile S.A. and
subsidiaries

In thousands of United States dollars

This document includes:

-	Report of Independent Register Public Accounting Firm

-	Consolidated Statements of Financial Position

-	Consolidated Statements of Income

-	Consolidated Statements of Comprehensive Income

-	Consolidated Statements of Cash Flows

-	Consolidated Statements of Changes in Equity

-	Notes to the Consolidated Financial Statements

Notes to the Consolidated Interim Financial Statements December 31, 2022

Table of Contents –Consolidated Financial Statements

Notes to the Consolidated Interim Financial Statements December 31, 2022

Notes to the Consolidated Interim Financial Statements December 31, 2022

Notes to the Consolidated Interim Financial Statements December 31, 2022

Notes to the Consolidated Interim Financial Statements December 31, 2022

Notes to the Consolidated Financial Statements December 31, 2022

Consolidated Classified Statements of Financial Position

ASSETS	Note N°	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	2,655,236	1,515,051
Other current financial assets	13.1	961,355	919,049
Other current non-financial assets	17	196,335	69,870
Trade and other receivables, current	13.2	1,087,420	654,073
Trade receivables due from related parties, current	12.5	81,622	86,152
Current inventories	11	1,784,281	1,183,776
Current tax assets	27.1	224,914	157,542
Total current assets other than those classified as held for sale or disposal		6,991,163	4,585,513
Non-current assets or groups of assets classified as held for sale		346	582
Total non-current assets held for sale		346	582
Total current assets		6,991,509	4,586,095

Non-current assets
Other non-current financial assets	13.1	32,126	9,268
Other non-current non-financial assets	17	52,396	33,487
Non-current trade receivables	13.2	2,091	6,172
Investments classified using the equity method of accounting	8.1-9.1	54,386	39,824
Intangible assets other than goodwill	15.1	166,336	179,658
Goodwill	15.1	967	34,596
Property, plant and equipment net	16.1	2,726,838	2,012,225
Right-of-use assets	14.1	60,867	52,608
Non-current tax assets	27.1	127,114	90,364
Deferred tax assets	27.3	604,471	135,904
Total non-current assets		3,827,592	2,594,106
Total assets		10,819,101	7,180,201

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Classified Statements of Financial Position

Liabilities and Equity	Note N°	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	522,999	51,305
Current lease liabilities	14.2	12,149	7,704
Current trade and other payables	13.5	374,789	279,650
Other current provisions	19.1	1,303,146	317,666
Current tax liabilities	27.2	356,611	166,935
Current provisions for employee benefits	18.1	35,376	26,775
Other current non-financial liabilities	19.4	446,477	141,674
Total current liabilities		3,051,547	991,709
Non-current liabilities
Other non-current financial liabilities	13.4	2,394,218	2,587,732
Non-current lease liabilities	14.2	49,585	46,519
Non-current trade and other payables	13.5	-	3,813
Other non-current provisions	19.1	58,053	61,038
Deferred tax liabilities	27.3	289,825	246,320
Non-current provisions for employee benefits	18.1	43,872	27,099
Total non-current liabilities		2,835,553	2,972,521
Total liabilities		5,887,100	3,964,230

Equity
Equity attributable to owners of the Parent	20
Share capital		1,577,643	1,577,643
Retained earnings		3,350,114	1,648,032
Other reserves		(31,125)	(44,155)
Equity attributable to owners of the Parent		4,896,632	3,181,520
Non-controlling interests		35,369	34,451
Total equity		4,932,001	3,215,971
Total liabilities and equity		10,819,101	7,180,201

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Statements of Income

		For the period from January to December of the year
Consolidated Statements of Income	Note N°	2022	2021
		ThUS$	ThUS$
Revenue	23.1	10,710,578	2,862,315
Cost of sales	23.2	(4,973,953)	(1,772,208)
Gross profit		5,736,625	1,090,107
Other income	23.3	9,854	19,552
Administrative expenses	23.4	(142,644)	(118,893)
Other expenses	23.5	(75,971)	(60,605)
Impairment of financial assets and reversal of impairment losses	23.7	3,369	(235)
Other gains (losses)	23.6	117	(2,638)
Profit from operating activities		5,531,350	927,288
Finance income	23.10	47,038	4,668
Finance costs	16-23.9	(86,651)	(84,626)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	20,159	11,132
Foreign currency translation differences	25	(25,400)	(17,241)
Profit before taxes		5,486,496	841,221
Income tax expense	27.3	(1,572,212)	(249,016)
Net profit		3,914,284	592,205
Profit attributable to:
Profit attributable to Owners of the Parent		3,906,311	585,454
Profit attributable to Non-controlling interests		7,973	6,751
		3,914,284	592,205

		For the period from January to December of the year
Earnings per share	Note N°	2022	2021
		ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)		13.6757	2.0496
Diluted common shares
Earnings per share (US$ per share)		13.6757	2.0496

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Statements of Comprehensive Income

	For the period from January to December of the year
Consolidated Statements of Comprehensive Income	2022	2021
	ThUS$	ThUS$
Net profit	3,914,284	592,205
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
(Losses) gains from measurements of defined benefit plans	(6,350)	4,679
Gains (losses) from financial assets measured irrevocably at fair value through other comprehensive income	190	(12,072)
Total other comprehensive losses that will not be reclassified to profit for the year, before taxes	(6,160)	(7,393)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange (losses) gains	(255)	4,240
Gains (losses) from cash flow hedges	26,622	(52,762)
Total other comprehensive income (loss)that will be reclassified to profit for the year	26,367	(48,522)
Other items of other comprehensive income, before taxes	20,207	(55,915)
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax benefit (expense) related to measurement of defined benefit pension plans through other comprehensive income	1,273	(142)
Income tax (expense) income related to gains (losses) on financial assets measured irrevocably at fair value through other comprehensive income	(17)	3,818
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	1,256	3,676
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax (expense) benefit related to gains on cash flow hedges	(7,172)	14,246
Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to profit for the year	(7,172)	14,246

Total other comprehensive income	14,291	(37,993)
Total comprehensive income	3,928,575	554,212
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	3,920,781	546,846
Comprehensive income attributable to non-controlling interest	7,794	7,366
	3,928,575	554,212

See note 20.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note N°	2022	2021
		ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts from operating activities
Cash receipts from sales of goods and rendering of services		10,954,251	2,705,250
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,345	1,902
Cash receipts derived from sub-leases		129	443
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(5,255,694)	(1,713,922)
Cash payments relating to variable leases		(3,631)	(1,313)
Other payments related to operating activities		(24,148)	(16,726)
Net cash generated from operating activities		5,672,252	975,634
Dividends received		6,354	11,663
Interest paid		(109,697)	(82,816)
Interest paid on lease liabilities		(1,226)	(1,587)
Interest received		48,120	2,747
Income taxes paid		(1,648,668)	(142,730)
Other cash inflows (1)		110,460	59,609
Net cash generated from operating activities		4,077,595	822,520

Cash flows generated from (used in) investing activities
Proceeds from the sale of equity instruments		4,745	16,413
Payments to obtain control of subsidiaries and other businesses		(31,885)	-
Proceeds from the sale of property, plant and equipment		112	672
Acquisition of property, plant and equipment		(905,247)	(464,718)
Proceeds from sales of intangible assets		3,624	14,773
Proceeds related to futures, forward options and swap contracts		39,878	2,328
Loans to related parties		873	13,086
Cash flows proceeds from the sale of interests in joint ventures		-	13,085
Purchase of other long-term assets		(11,341)	(8,071)
Other cash outflows (2)		(10,160)	(594,511)
Cash flow used in investing activities		(909,401)	(1,006,943)

(1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note N°	2022	2021
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(10,478)	(7,960)
Proceeds from long-term loans		200,000	700,000
Proceeds from short-term loans		60,000	-
Payment of borrowings		(14,110)	(14,110)
Payed dividends		(2,238,381)	(571,702)
Capital stock increase		-	1,100,257
Net cash flows (used in) generated from financing activities		(2,002,969)	1,206,485

Net Increase in cash and cash equivalents before the effect of changes in the exchange rate		1,165,225	1,022,062
Effects of exchange rate fluctuations on cash and cash equivalents		(25,040)	(16,113)
Increase in cash and cash equivalents		1,140,185	1,005,949
Cash and cash equivalents at beginning of period		1,515,051	509,102
Cash and cash equivalents at end of period	10	2,655,236	1,515,051

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2022

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971
Net profit	-	-	-	-	-	-	-	-	3,906,311	3,906,311	7,973	3,914,284
Other comprehensive income	-	(129)	19,450	173	(5,024)	14,470	-	14,470	-	14,470	(179)	14,291
Comprehensive income	-	(129)	19,450	173	(5,024)	14,470	-	14,470	3,906,311	3,920,781	7,794	3,928,575
Dividends (1)	-	-	-	-	-	-	-	-	(2,204,229)	(2,204,229)	(7,369)	(2,211,598)
Other decreases in equity	-	-	-	-	-	-	(1,440)	(1,440)	-	(1,440)	493	(947)
Total changes in equity	-	(129)	19,450	173	(5,024)	14,470	(1,440)	13,030	1,702,082	1,715,112	918	1,716,030
Equity as of December 31, 2022	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,822	35,369	4,932,001

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2021	477,386	(11,569)	4,491	6,872	(8,680)	(8,886)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578
Net Profit	-	-	-	-	-	-	-	-	585,454	585,454	6,751	592,205
Other comprehensive income	-	3,656	(38,516)	(8,254)	4,506	(38,608)	-	(38,608)	-	(38,608)	615	(37,993)
Comprehensive income	-	3,656	(38,516)	(8,254)	4,506	(38,608)	-	(38,608)	585,454	546,846	7,366	554,212
Sale of equity instruments irrevocably recognized in other comprehensive income	-	-	-	(9,764)	-	(9,764)	-	(9,764)	9,764	-	-	-
Dividends (1)	-	-	-	-	-	-	-	-	(585,453)	(585,453)	(12,408)	(597,861)
Capital stock increase	1,100,257	-	-	-	-	-	-	-	-	1,100,257	-	1,100,257
Other decreases in equity	-	-	-	-	-	-	(3,215)	(3,215)	-	(3,215)	-	(3,215)
Total changes in equity	1,100,257	3,656	(38,516)	(18,018)	4,506	(48,372)	(3,215)	(51,587)	9,765	1,058,435	(5,042)	1,053,393
Equity as of December 31, 2021	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971

(1)	See Note 20.7

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2022

Glossary

The Following capitalized terms in these financial statements (including their notes) will have the following meaning:

“ADS” American Depositary Shares;

“CAM” Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN” Chilean Nuclear Energy Commission;

“CCS” cross currency swap;

“CINIIF” International Financial Reporting Interpretations Committee;

“CMF” Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee” The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee” The Company’s Health, Safety and Environment Committee;

“Lease Agreement” the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“Corfo” Chilean Economic Development Agency;

“DCV” Central Securities Depository;

“DGA” General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“Dollar” o “US$” Dollars of the United States of America;

“DPA” Deferred Prosecution Agreement;

“EIEP” Passive foreign investment company;

“United States” United States of America;

“FNE” Chilean National Economic Prosecutor’s Office;

“Management” the Company’s management;

“SQM Group” The corporate group composed of the Company and its subsidiaries

“Pampa Group” Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB” International Accounting Standards Board;

“SSI” Staff severance indemnities;

Notes to the Consolidated Financial Statements December 31, 2022

“IFRIC” International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“IRS” interest rate swap;

“Securities Market Law” Securities Market Law No. 18,045;

“Corporate Law” Ley 18,046 on corporations;

“ThUS$” thousands of Dollars;

“MUS$” millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“ILO” International Labor Organization;

“WHO” World Health Organization;

“Pesos” or “Ch$” Chilean pesos, legal tender in Chile;

“SEC” Securities and Exchange Commission;

“Sernageomin” National Geology and Mining Service;

“SIC” Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendent’s Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SOFR” Secured overnight financing rate;

“SQM Industrial” SQM Industrial S.A.;

“SQM NA” SQM North America Corporation;

“SQM Nitratos” SQM Nitratos S.A.;

“SQM Potasio” SQM Potasio S.A.;

“SQM Salar” SQM Salar S.A.;

“Tianqi” Tianqi Lithium Corporation;

“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

“WACC” Weighted Average Cost of Capital.

Notes to the Consolidated Financial Statements December 31, 2022

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company’s telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique, Level 1 and 225 Dt Georges Tce Perth WA 6000, Australia.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

•	1700 (Mining)

•	2200 (Chemical products)

•	1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Financial Statements December 31, 2022

(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.

(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Financial Statements December 31, 2022

1.5	Other background

(a)	Employees

As of December 31,2022 and 2021, the workforce was as follows:

	As of December 31, 2022			As of December 31, 2021
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	32	128	160	33	103	136
Professionals	177	2,506	2,683	117	1,639	1,756
Technicians and operators	309	3,845	4,154	275	3,914	4,189
Total	518	6,479	6,997	425	5,656	6,081

	As of December 31, 2022			As of December 31, 2021
Place of work	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	518	6,015	6,533	425	5,246	5,671
Outside Chile	-	464	464	-	410	410
Total	518	6,479	6,997	425	5,656	6,081

(b)	Main shareholders

As of December 31, 2022, there were 1,157 shareholders.

Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2022, and 2021, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of December 31, 2022	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	64,555,045	45.20%	22.60%
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	43,133,789	30.20%	1,611,227	1.13%	15.66%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	79,265	0.06%	10,979,388	7.69%	3.87%
AFP Habitat S.A.	-	-	9,504,885	6.66%	3.33%
Inv. Global Mining (Chile) Ltda.	8,798,539	6.16%	-	-	3.08%
Banco Santander via foreign investor accounts	545,729	0.38%	8,181,775	5.73%	3.06%
AFP Cuprum S.A.	-	-	6,535,039	4.58%	2.29%
Banco de Chile non-resident third party accounts	62,829	0.04%	6,181,476	4.33%	2.19%
AFP Capital S.A.	-	-	5,652,982	3.96%	1.98%
AFP Provida S.A.	-	-	5,263,361	3.69%	1.84%

Notes to the Consolidated Financial Statements December 31, 2022

Shareholders as of December 31, 2021	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	67,603,420	47.34%	23.67%
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,989,231	31.50%	-	-	15.75%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	23,428	0.02%	9,178,379	6.43%	3.22%
Banco Santander via foreign investor accounts	-	-	8,856,091	6.20%	3.10%
Inv. Global Mining (Chile) Ltda.	8,798,539	6.16%	-	-	3.08%
Banco de Chile non-resident third party accounts	445	-	7,939,865	5.56%	2.78%
Banco de Chile via Citi NA New York Clients	67,463	0.05%	4,795,310	3.36%	1.70%
Inversiones la Esperanza de Chile Limitada	4,246,226	2.97%	-	-	1.49%
Larraín Vial S.A. Corredora de Bolsa	125,726	0.09%	3,653,614	2.56%	1.32%
AFP Habitat S.A. for Pension Fund C	-	-	2,914,292	2.04%	1.02%

(1) As reported by DCV, which records the Company’s shareholders’ register as of December 31, 2022 and 2021, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM’s shares. Tianqi Lithium Corporation it owns 748,490 Series B SQM shares as reported by Inversiones TLC Spa. So as of December 31, 2022, Tianqi Lithium Corporation owns 22.16% of SQM’s total Series A shares and ADS holders of Series B shares. As of December 31, 2021, Tianqi Lithium Corporation holds 23.75% of all SQM shares through Series A shares and ADS holders of Series B shares.

(2) As of December 31, 2021, Sociedad de Inversiones Pampa Calichera S.A. has 47,480,196 Series A and B shares; 2,490,965 Series B shares are held by different brokers. As of December 31, 2022, the Sociedad de Inversiones Pampa Calichera S.A. had 46,600,458 series A shares, although 1,855,442 of these shares were held in custody by stockbrokers.

1.6	Capital stock increase

On April 28, 2021, the Company completed a US$1.1 billion capital stock increase. The capital stock increase was approved at an extraordinary shareholders’ meeting held by the Company on January 22, 2021. It included a mandatory 30-day pre-emptive rights offering, under Chilean law, to existing holders of the Company’s Series B common stock and a corresponding pre-emptive right offering to existing holders of American Depositary Shares (ADSs). Existing shareholders received transferable share rights to subscribe for shares of Series B common stock at a subscription price of US$50 per share and the share rights were traded in Chile on the Santiago Stock Exchange and the Electronic Stock Exchange. Existing ADS holders received transferable ADS rights to subscribe for ADSs at a subscription price of US$50 per ADS and the ADS rights were traded in the U.S. on the New York Stock Exchange. The pre-emptive rights offerings ended on April 24, 2021 with respect to the share rights in Chile and on April 19, 2021 with respect to the ADS rights in the U.S. Of the 22,441,932 new Series B shares offered in the pre-emptive rights offerings, a total of 21,687,549 Series B shares (including shares in the form of ADSs), i.e. almost 97% of the Serie B shares offered, were subscribed in the preemptive rights offerings. The remaining 754,383 Series B shares that were not subscribed for in the pre-emptive rights offerings were offered and placed in auctions conducted through the Santiago Stock Exchange to investors in Chile and outside Chile (including in the United States) on April 28, 2021, at an average price of approximately US$54 per share.

As of April 28, 2021, contributed capital is US$ 1.1 billion net of expenses and others for ThUS 24,503.

Notes to the Consolidated Financial Statements December 31, 2022

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Statements of Financial Position as of December 31, 2022 and 2021.

(b)	Consolidated Income for the periods from January 1 to December 31, 2022 and 2021.

(c)	Consolidated Statements of Comprehensive Income from January 1 to December 31, 2022 and 2021.

(d)	Consolidated Statements of Changes in Equity for the periods ended December 31, 2022 and 2021.

(e)	Consolidated Statements of Cash Flows for the periods ended December 31, 2022 and 2021.

2.2	Consolidated financial statements

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS and represent the full, explicit and unreserved adoption of IASB.

These consolidated financial statements fairly reflect the Company’s financial position, as of December 31, 2022 and 2021, the comprehensive results of operations, changes in equity and cash flows occurring for the years then ended as of December 31, 2022 and 2021.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

Notes to the Consolidated Financial Statements December 31, 2022

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.

(b)	Financial derivatives measured at fair value.

(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2022:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Reference the Conceptual Framework, amendments to IFRS 3.	Minor changes were made to the IFRS 3 “Business Combinations” to update the references to the conceptual framework for financial reporting without changing the requirements for business combinations.	01-01-2022

Amendment to IAS 16, “Property, Plant and Equipment.”	Prohibits a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.	01-01-2022

Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.	Clarifies for onerous contracts what unavoidable costs a company must include to evaluate whether a contract generates losses.	01-01-2022

Annual Improvements to IFRS Standards 2018-2020 The following improvements were finalized in May 2020:

IFRS 9 Financial Instruments.	Clarifies what fees must be included in the “10 percent” test when evaluating whether to derecognize a financial liability	01-01-2022

IFRS 16 Leases	The amendment to illustrative example 13 removes the illustration of the reimbursement of improvements to the leased asset made by the lessor to resolve any potential confusion in the treatment of lease incentives.	01-01-2022

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2022

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2022 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of financial statements” on classification of liabilities.	These amendments clarify that the liabilities will be classified as current or non-current depending on the rights that exist at the close of the reporting period. The classification is not affected by the expectations of the entity or the events subsequent to the report date (for example, the receipt of a waiver or noncompliance with the pact). The amendment also clarifies what IAS 1 means when referring to “liquidation” of a liability. The amendment must be applied retroactively in accordance with IAS 8. Effective date of application January 1, 2022; however, such date was deferred to January 1, 2024.	01-01-2024

Amendment to IAS 1 “Non-current liabilities with covenants”.	The amendment is aimed at improving the information that an entity provides when the payment terms of its liabilities can be deferred depending on compliance with covenants within the twelve months following the date of issue of the financial statements.	01-01-2024

Amendments to IFRS 16 “Leases”	On sales with leaseback, which explains how an entity should recognize the rights to use the asset and how the profits or losses from the sale and leaseback should be recognized in the financial statements.	01-01-2024

Amendments to IAS 1: “Presentation of the Financial Statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors”.	The amendments are intended to improve disclosures of accounting policies and to help users of financial statements distinguish between changes in accounting estimates and changes in accounting policies.	01-01-2023

Amendment to IAS 12 - Deferred taxes related to assets and liabilities that arise from a single transaction.	These amendments require companies to recognize deferred taxes on transactions that result in equal amounts in taxable and deductible temporary differences in the initial recognition.	01-01-2023

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014.	These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. Earlier application is permitted.	undetermined

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Financial Statements December 31, 2022

2.5	Basis of consolidation

(a)	Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

The details of the consolidated companies can be found in Note 7.

2.6	Investments in associates and joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

(a)	Joint operations

The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company’s percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Notes to the Consolidated Financial Statements December 31, 2022

Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to “Other Reserves” and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment

Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under “Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method”.

Notes to the Consolidated Financial Statements December 31, 2022

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

3.3	Accounting policy for foreign currency translation

(a)	SQM group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Financial Statements December 31, 2022

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.28	5.57	5.25	5.66
New Peruvian sol	3.81	3.99	3.83	4.04
Japanese yen	131.32	115.18	134.70	113.87
Euro	0.93	0.88	0.94	0.88
Mexican peso	19.50	20.54	19.60	20.90
Australian dollar	1.47	1.38	1.48	1.40
Pound Sterling	0.83	0.74	0.82	0.75
South African rand	17.01	15.94	17.28	15.88
Chilean peso	855.86	844.69	873.81	849.46
Chinese yuan	6.92	6.38	6.98	6.37
Indian rupee	82.73	74.42	82.52	75.40
Thai Baht	34.64	33.32	34.76	33.55
Turkish lira	18.71	13.28	18.66	13.54
Korean Won	1,259.98	1,188.79	1,291.64	1,183.95
Indonesian Rupiah	15,570.00	14,265.00	15,596.90	14,320.57
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	4.37	4.06	4.42	4.08
UF (*)	41.02	36.69	40.18	36.48

(*) US$ per UF

(b)	Transactions and balances

The Company and each subsidiary’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities at each subsidiary denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Financial Statements December 31, 2022

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the period, determined using the direct method.

3.5	Financial assets

Management determines the classification of its financial assets at amortized cost or fair value (either through other comprehensive income, or through profit or loss). The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The initial value of the Company’s financial assets valued at fair value through comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price.

After initial recognition, the Company measures its financial assets according to the Company’s business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (ii) cash equivalents; (iii) related party receivables; (iv) trade debtors; (v) other receivables.

(b)	Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	“Fair Value Through Other Comprehensive Income”: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.

(ii)	“Fair Value Through Profit and Loss”: Financial debt instruments that do not meet the amortized cost or “Fair Value Through Other Comprehensive Income” criteria are valued at “Fair Value Through Profit and Loss”.

Notes to the Consolidated Financial Statements December 31, 2022

(c)	Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category. Amounts presented in other comprehensive income will not be subsequently transferred to profit or loss.

(d)	Financial equity instruments at fair value by through profit or loss.

3.6	Financial assets impairment

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 23.7. The subsequent recovery of previously canceled amounts are credited to the same line.

3.7	Financial liabilities

Management accounts for its financial liabilities at amortized cost.

Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

3.8	Estimated fair value of financial instruments

The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management’s best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.

Notes to the Consolidated Financial Statements December 31, 2022

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Fair value estimation for book value

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedge reserve in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for reporting purposes

•	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

•	The fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

•	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.

•	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.

Notes to the Consolidated Financial Statements December 31, 2022

3.9	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.10	Financial instruments derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principle responsibility contained in the liability.

3.11	Derivative and hedging financial instruments

The financial instruments derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges).

b)	Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 13.3.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

Notes to the Consolidated Financial Statements December 31, 2022

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive are immediately reclassified to profit or loss.

3.12	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the profit of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2022, and 2021, the Company does not have any embedded derivatives.

3.13	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current.

3.14	Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.

(b)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

Notes to the Consolidated Financial Statements December 31, 2022

Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d)	Significant judgments in the determination of the lease term for contracts with renewal options.

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.15	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

Notes to the Consolidated Financial Statements December 31, 2022

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: These are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision based on quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.16	Non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.17	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.18	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

Notes to the Consolidated Financial Statements December 31, 2022

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of IAS 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

3.19	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives are reviewed on an annual basis.

Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets	3	10	8
Energy generating assets	5	16	10
Buildings	3	25	13
Supplies and accessories	4	10	8
Office equipment	5	10	9
Transport equipment	8	9	9
Network and communication equipment	4	12	8
IT equipment	5	10	8
Machinery, plant and equipment	3	25	10
Other fixed assets	3	15	9

Notes to the Consolidated Financial Statements December 31, 2022

3.20	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company’s ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.21	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:

i) Finite rights with amortization using the straight-line method, and

ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company, which are subject to an annual impairment assessment.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

Estimated useful lives or amortization rates used for finite identifiable intangible assets

Notes to the Consolidated Financial Statements December 31, 2022

The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	5 years	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	8 years	8 years
Mining rights	Unit-production method
Intellectual property	9 years	9 years
IT programs	3 years	9 years

(1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.

3.22	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.23	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated:

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.

(a) Limestone and metallic exploration

These assets are included in Other Non-Current Non-Financial Assets, and the portion related to the area to be exploited in the year are reclassified to Current Inventory, if applicable. Costs related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn’t qualify for consideration as advanced exploration otherwise, these are amortized during the development stage.

(b) Exploration and evaluation at the Mt. Holland Project

Mount Holland exploration and evaluation expenditure is included in Property, plant and equipment, specifically in Construction in Progress.

Notes to the Consolidated Financial Statements December 31, 2022

3.24	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function.

For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

Assets with indefinite lives are assessed for impairment annually.

3.25	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 20.5).

3.26	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.27	Other provisions

Provisions are recognized when:

•	The Company has a present, legal or constructive obligation as the result of a past event.
•	It is more likely than not that certain resources must be used, to settle the obligation.
•	A reliable estimate can be made of the amount of the obligation.

Notes to the Consolidated Financial Statements December 31, 2022

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.28	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, details in Note 18.4.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-Current Provisions for Employee Benefits” (refer to Note 18.4).

3.29	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 18.6).

3.30	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company’s activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Notes to the Consolidated Financial Statements December 31, 2022

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.31	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

3.32	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income or equity, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets is reviewed and recognized only if it is probable that future taxable amounts will be available to allow the recovery of all or a portion of the deferred tax assets.

Notes to the Consolidated Financial Statements December 31, 2022

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used. The deferred taxes related to items directly recognized in equity is registered with effect on other comprehensive income and not with effect on income.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

The recognized deferred tax assets refer to the amount of income tax to recover in future periods, related to:

a)	deductible temporary differences;

b)	compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and

c)	compensation for unused credits from prior periods.

The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.

The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.

The Company does not recognize deferred tax liabilities in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associates, or with joint ventures, because based on the standard, the two following conditions both apply:

(i)	the parent company, investor or shareholder is capable of controlling the moment of the reversal of temporary differences; and

(ii)	it is probable that the temporary difference will not be reversed in the foreseeable future.

Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:

(i)	temporary differences are reversed in the foreseeable future; and

(ii)	there is taxable profit available against which temporary differences can be used.

3.33	Operating segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

Notes to the Consolidated Financial Statements December 31, 2022

3.34	Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

•	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16).

•	Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

•	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).

•	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.

•	Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.

•	Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 11).

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.35	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Notes to the Consolidated Financial Statements December 31, 2022

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

4.2	Risk Factors

(a)	Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company’s receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company’s operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6.

Bank promissory notes: These are negotiable promissory notes issued by a bank payable upon maturity at the request of customers to guarantee collection. These notes are accepted based on the credit quality of the issuing banks.

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody’s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	F1+	10,334
Bank of China	Bank notes	P-1	A-1	F1+	27,936
Bank of Jiujiang	Bank notes	P-2	-	-	1,964
Bank of Ningbo	Bank notes	P-2	-	-	3,148
Others	Bank notes	-	-	-	1,887
Total					45,269

Notes to the Consolidated Financial Statements December 31, 2022

Financial institution	Financial assets	Rating			As of December 31, 2021
		Moody’s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	A	860
Bank of China Limited	Bank notes	P-1	A-1	A	4,167
Bank of Communications	Bank notes	P-1	A-2	A	7,422
China CITIC Bank Corp Ltd	Bank notes	P-2	A-2	BBBu	2,623
China Construction Bank Corporation	Bank notes	-	A-1	A	7,122
China Everbright Bank Co. Ltd	Bank notes	(P)P-2	A-2	BBB	6,569
China Merchants Bank	Bank notes	-	A-2	A-u	22,628
China Minsheng Bank Corporation	Bank notes	-	A-3	BB+u	784
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	Au	353
Industrial Bank	Bank notes	P-2	-	BBB	6,615
Ping An Bank	Bank notes	P-2	A-2	BB+u	8,391
Shanghai Pudong Development Bank Co. Ltd	Bank notes	P-2	A-2	BBB	7,905
China Development Bank	Bank notes	A1	A-1	F1+u	16,807
Postal Savings Bank of China	Bank notes	-	A-1	A+	4,718
KEB Hana Bank (China)	Bank notes	P-1	A-1	F1+	1,121
Total					98,085

Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2022, and no modifications have been made to contractual cash flows that have been significant during this period.

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody’s	S&P	Fitch	MUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	150,578
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	284,915
Banco Santander - Santiago	Time deposits	P-1	A-2	-	124,689
Scotiabank Chile	Time deposits	-	-	F1+	416,026
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	122,631
Banco de Chile	Time deposits	-	A-1	-	602
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	435,485
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	590,661
Total					2,125,587

Notes to the Consolidated Financial Statements December 31, 2022

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody’s	S&P	Fitch	MUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	187,707
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	15,048
Banco Santander - Santiago	Time deposits	P-1	A-2	-	51,444
Banco Estado	Time deposits	P-1	A-1	-	85,055
Scotiabank Chile	Time deposits	-	-	F1+	250,362
Banco de Chile	Time deposits	-	A-1	-	150,259
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	210,292
Total					950,167

Financial institution	Financial assets	Rating			As of December 31, 2021
		Moody’s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	-	34,325
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	195,471
Banco Santander – Santiago	Time deposits	P-1	A-2	-	65,899
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	289,421
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	320,054
Total					905,170

Financial institution	Financial assets	Rating			As of December 31, 2021
		Moody’s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2-	9,752
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	8,001
Banco Santander – Santiago	Time deposits	P-1	A-2	-	9,052
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	10,750
Credit Suisse	Time deposits	-	-	F1+	200,100
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	381,297
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	233,648
Total					852,600

Notes to the Consolidated Financial Statements December 31, 2022

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s profit and loss. By the Fourth quarter of 2022, approximately US$644 million accumulated in expenses are associated with the Peso.

As of December 31, 2022, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$ 11.73 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2021, this value corresponds to a net liability amounting US$ 81.60 million.

Furthermore, on of December 31, 2022, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a net assets fair value of US$ 29.98 million. As of December 31, 2021, a net assets fair value was recognized for an amount of US$12.61 million.

The Company contracted derivatives classified as foreign exchange hedges for all the expected disbursements in Australian dollars for the Mt Holland project (See note 8.5), to hedge its exposure to cash flow variations. The fair value of this hedge was a net asset of US$ 7.14 million as of December 31, 2022.

Notes to the Consolidated Financial Statements December 31, 2022

The Company had the following derivative contracts as of December 31, 2022 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 87.00 million CLP/US dollar derivative contracts, US$ 38.05 million Euro/US dollar derivative contracts, US$ 46.84 million in South African rand/US dollar derivative contracts, US$ 333.19 million in Chinese renminbi/US dollar derivative contracts, US$ 51.29 million in Australian dollar/US dollar derivative contracts and US$ 7.3 million in other currencies.

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of December 31, 2022.

Financial institution	Financial assets	Rating
		Moody’s	S&P	Fitch
Banco Estado	Derivative	P-1	A-1	-
Merrill Lynch International	Derivative	-	A-1	-
JP Morgan	Derivative	P-1	A-2	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Goldman Sachs	Derivative	P-1	A-2	F1

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company’s investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR (maturing on May 30, 2023) rate plus spread and at a SOFR rate plus spread.

As of December 31, 2022, the Company has 7.0% of its financial liabilities linked to variations SOFR and 2.5% of its financial liabilities subject to variations in the LIBOR rate. 100% of these obligations are covered by derivative instruments classified as interest rate hedges, whose value as of December 31, 2022 was a net asset of ThUS$ 1,666. Therefore, a significant increase in the rate would not affect the financial value of this hedged obligation.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of December 31, 2022, this was 2.29 and 4.76 for December 31, 2021).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2022, the Company had unused, available revolving credit facilities with banks, for a total of US$ 694 million.

1 All current assets divided by all current liabilities.

Notes to the Consolidated Financial Statements December 31, 2022

Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of December 31, 2022 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	330.80	144.83	220.33	-	365.16
Unsecured obligations	2,550.60	405.17	616.66	2,935.15	3,956.98
Sub total	2,881.40	550.00	836.99	2,935.15	4,322.14
Hedging liabilities	62.53	40.76	20.43	12.68	73.87
Derivative financial instruments	5.82	5.82	-	-	5.82
Sub total	68.35	46,58	20,43	12.68	79.69
Current and non-current lease liabilities	61,73	13.94	36.33	27.85	78.12
Trade accounts payable and other accounts payable	374.79	374.79	-	-	374.79
Total	3,386.27	985.31	893.75	2,975.68	4,854.74

	Nature of undiscounted cash flows
As of December 31, 2021 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.08	1.05	70.64	-	71.69
Unsecured obligations	2,518.64	108.06	924.03	2,980.91	4,013.00
Sub total	2,588.72	109.11	994.67	2,980.91	4,084.69
Hedging liabilities	85.25	12.38	31.58	39.70	83.66
Derivative financial instruments	1.67	1.67	-	-	1.67
Sub total	86.92	14.05	31.58	39.70	85.33
Current and non-current lease liabilities	54.22	8.88	30.97	29.08	68.93
Trade accounts payable and other accounts payable	279.65	279.65	-	-	279.65
Total	3,009.51	411.69	1,057.22	3,049.69	4,518.6

As of December 31, 2022, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 512,236 (ThUS$ 549,239 as of December 31, 2021).

4.3	Risk measurement

The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.

Notes to the Consolidated Financial Statements December 31, 2022

Note 5	Separate information on the main office, parent entity and joint action agreements

5.1	Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Assets	8,430,376	5,988,757
Liabilities	(3,533,744)	(2,807,237)
Equity	4,896,632	3,181,520

5.2	Parent entity

Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Financial Statements December 31, 2022

Note 6	Board of Directors, Senior Management and Key management personnel

6.1	Remuneration of the Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 26, 2022, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company’s committees:

-	Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas y Ashley Ozols and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.

-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica and Dang Qi.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica and Antonio Schneider Chaigneau.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. Except for a consulting contract between the Company and the Director Gonzalo Guerrero as disclosed in Note 12. There were no other transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Board members’ compensation for 2021, that is from April 23, 2021 to April 26, 2022, was determined by the Annual General Shareholders Meeting held on April 23, 2021. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income earned by the Company in the respective business year for each; and

(iii)	A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net liquid income earned in the respective business year.

Compensation of the Board for 2022, that is from April 26, 2022 to April 26, 2023, was determined by the Annual General Shareholders Meeting held on April 26, 2022. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

To calculate the variable compensation amount for 2022, net earnings from 2022 will be considered, up to a maximum of 110% of the 2021 net earnings.

Notes to the Consolidated Financial Statements December 31, 2022

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

Accordingly, the compensation and profit sharing paid to members of the Directors’ Committee and the directors as of December 31, 2022, amounted to ThUS$ 6,711 and as of December 31, 2021 to ThUS$ 3,749.

(c)	Directors’ Committee compensation

Compensation for the Board of Directors is the same for both 2021 and 2022, as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit from the respective business year.

To calculate the variable compensation amount for 2022, the net income from 2022 will be considered, up to a maximum of 110% of the 2021 net income.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2021 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2022 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2021 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2022 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)

(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

(iii)	In addition, there are retention bonuses for its executives (see Note 18.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

Notes to the Consolidated Financial Statements December 31, 2022

The Company’s Management and Directors do not receive or have not received any benefit during the years ended December 31, 2022 and 2021 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

6.2	Key management personnel compensation

As of December 31, 2022 and 2021, the number of the key management personnel is 142 and 127, respectively.

Key management personnel compensation	For the year ended December 31, 2022	For the year ended December 31, 2021
	ThUS$	ThUS$
Key management personnel compensation	29,633	31,560

Please also see the description of the compensation for executives in Note 18.6.

Notes to the Consolidated Financial Statements December 31, 2022

Note 7	Background on companies included in consolidation and non-controlling interests

7.1	Background on companies included in consolidation

The following tables detail general information as of December 31, 2022 and 2021 on the companies in which the group exercises control:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.5800	99.4200	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

(1)	has control over the administration of Comercial Agrorama Ltda.

(2)	SQM Perú has been liquidated as of December 31, 2022.

Notes to the Consolidated Financial Statements December 31, 2022

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	México	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer	Panamá	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000

Notes to the Consolidated Financial Statements December 31, 2022

7.2	Assets, liabilities, results of consolidated subsidiaries as of December 31, 2022.

	Assets		Liabilities			Net profit	Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	742,605	72,565	631,097	15,128	455,092	141,693	141,721
SQM Potasio S.A.	341,563	2,758,231	429,406	20,204	38,395	3,484,587	3,483,831
Serv. Integrales de Tránsito y Transf. S.A.	3,076	32,528	11,516	7,490	27,482	2,479	2,383
Isapre Norte Grande Ltda.	884	843	795	208	3,903	62	39
Ajay SQM Chile S.A.	46,352	1,872	29,233	652	69,552	4,930	4,930
Almacenes y Depósitos Ltda.	213	58	-	-	-	(70)	(85)
SQM Salar S.A.	4,139,349	1,602,383	3,134,517	291,499	9,932,504	4,084,840	4,084,071
SQM Industrial S.A.	1,668,102	1,112,516	1,033,464	71,824	1,510,172	734,924	732,056
Exploraciones Mineras S.A.	7,906	22,710	118	-	-	186	186
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	478	369	389	321	2,863	27	1
Soquimich Comercial S.A.	124,820	12,164	59,897	10,059	159,921	14,120	13,986
Comercial Agrorama Ltda.	677	504	2,513	8	1,297	609	620
Comercial Hydro S.A.	4,746	-	1	402	27	181	181
Agrorama S.A.	32	-	4,546	3	159	64	63
Orcoma SpA	55	11,478	9,155	68	-	-	-
Orcoma Estudio SpA	7,338	2	2,698	-	-	38	38
SQM MaG SPA	2,074	448	1,147	5	3,622	255	253
Sociedad Contractual Minera Búfalo	511	28,211	28,683	4	-	18	18
SQM North America Corp.	261,489	22,322	238,699	1,701	498,542	3,358	2,196
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	126	-	-	(11)	(11)
Nitratos Naturais do Chile Ltda.	-	128	2,918	411	-	(248)	(248)
SQM Corporation N.V.	923	109,021	4,264	-	-	48,240	48,214
SQM Perú S.A.	-	-	-	-	-	-	-
SQM Ecuador S.A.	57,619	872	49,913	62	57,627	3,509	3,509
SQM Brasil Ltda.	234	1	246	2,276	-	(147)	(147)
Subtotal	7,416,201	5,789,226	5,675,341	422,325	12,761,158	8,523,644	8,517,805

Notes to the Consolidated Financial Statements December 31, 2022

	Assets		Liabilities			Net profit	Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	32,353	21,758	1,061	-	-	4,434	4,434
SQM Japan Co. Ltd.	196,663	172	193,594	220	490,123	(286)	(286)
SQM Europe N.V.	1,665,896	2,405	1,369,211	1,678	4,530,791	181,021	181,021
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	155	145	-	-	-	(1)	(1)
SQM Virginia LLC	14,797	14,339	14,798	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	259,825	7,588	181,924	1,413	430,541	34,650	34,650
SQM Investment Corporation N.V.	13,971	323,174	6,048	871	-	138,631	138,553
Royal Seed Trading Corporation A.V.V.	34	-	18,929	-	-	(18)	(18)
SQM Lithium Specialties LLP	15,745	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	251	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	140	-	380	-	-	(20)	(20)
SQM Nitratos México S.A. de C.V.	107	-	16	-	-	4	4
Soquimich European Holding B.V.	16,490	416,130	511	-	-	185,890	185,785
SQM Iberian S.A.	111,137	6,717	88,328	-	136,158	(548)	(548)
SQM Africa Pty Ltd.	113,764	1,226	99,253	124	136,187	2,761	2,761
SQM Oceania Pty Ltd.	9,107	-	6,720	-	5,739	142	142
SQM Beijing Commercial Co. Ltd.	2,179	-	59	-	-	(142)	(142)
SQM Thailand Limited	3,032	-	33	-	-	(184)	(184)
SQM Colombia SAS	41,881	234	40,906	18	32,175	479	479
SQM International NV	34,899	680	15,008	-	85,528	7,578	7,578
SQM Shanghai Chemicals Co. Ltd.	1,588,292	142	1,197,608	-	4,203,472	339,440	339,440
SQM Australia Pty Ltd.	119,130	542,465	216,917	28,870	-	(15,583)	(15,583)
SQM Korea LLC	103,024	544	102,469	-	178,832	1,693	1,693
SQM Holland B.V.	9,627	13,676	1,563	-	41,349	1,536	1,536
Subtotal	4,352,847	1,351,404	3,557,836	33,194	10,270,895	881,471	881,288
Total	11,769,048	7,140,630	9,233,177	455,519	23,032,053	9,405,115	9,399,093

Notes to the Consolidated Financial Statements December 31, 2022

Assets, liabilities, results of consolidated subsidiaries as of December 31, 2021.

	Assets		Liabilities			Net profit	Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	331,753	56,707	286,526	8,879	167,681	35,691	35,816
SQM Potasio S.A.	131,046	1,370,728	347,292	22,929	5,256	431,920	432,314
Serv. Integrales de Tránsito y Transf. S.A.	9,536	34,535	22,643	7,213	31,859	5,061	5,116
Isapre Norte Grande Ltda.	875	711	740	156	3,956	114	90
Ajay SQM Chile S.A.	22,779	2,020	7,028	666	47,269	1,569	1,569
Almacenes y Depósitos Ltda.	215	48	-	-	-	(27)	(209)
SQM Salar S.A.	1,486,477	1,193,180	1,554,539	236,477	1,502,804	472,970	473,269
SQM Industrial S.A.	941,083	706,733	474,186	88,935	896,391	200,127	202,660
Exploraciones Mineras S.A.	14,402	22,710	6,799	-	374	457	457
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	217	404	270	214	3,151	3	14
Soquimich Comercial S.A.	129,905	13,364	64,720	10,806	158,917	15,056	15,134
Comercial Agrorama Ltda.	580	778	3,327	18	1,780	185	185
Comercial Hydro S.A.	4,829	9	13	2	28	(8)	(8)
Agrorama S.A.	42	-	4,684	2	166	52	53
Orcoma SpA	4	8,814	6,507	-	-	(23)	(23)
Orcoma Estudio SpA	6,481	166	1,965	78	-	451	451
SQM MaG SPA	1,457	482	818	4	3,705	239	240
Sociedad Contractual Minera Búfalo	114	1,040	1,137	-	-	(6)	(6)
SQM North America Corp.	155,670	21,524	134,033	1,947	299,953	3,158	4,889
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	116	-	-	(28)	(28)
Nitratos Naturais do Chile Ltda.	-	127	3,075	-	-	36	36
SQM Corporation N.V.	2,767	62,326	3,621	-	-	17,715	17,754
SQM Perú S.A.	26	-	83	-	-	2	2
SQM Ecuador S.A.	34,778	895	30,594	72	52,302	685	685
SQM Brasil Ltda.	193	1	451	2,088	-	(96)	(96)
Subtotal	3,280,384	3,497,302	2,955,167	380,486	3,175,592	1,185,303	1,190,364

Notes to the Consolidated Financial Statements December 31, 2022

	Assets		Liabilities			Net profit	Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	32,157	17,984	1,707	-	-	2,929	2,929
SQM Japan Co. Ltd.	37,503	217	34,193	219	88,326	123	123
SQM Europe N.V.	474,845	2,947	359,325	2,076	904,652	58,531	58,531
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	155	145	-	-	-	-	-
SQM Virginia LLC	14,798	14,340	14,798	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	116,391	7,620	72,905	1,680	266,483	12,741	12,741
SQM Investment Corporation N.V.	13,959	184,791	5,682	866	-	52,196	52,313
Royal Seed Trading Corporation A.V.V.	34	-	18,911	-	-	(46)	(46)
SQM Lithium Specialties LLP	15,746	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	256	-	1,122	-	-	(2)	(2)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	133	9	362	-	1,580	50	50
SQM Nitratos México S.A. de C.V.	102	2	16	-	713	31	31
Soquimich European Holding B.V.	10,552	236,960	480	-	-	70,150	70,306
SQM Iberian S.A.	81,122	2,657	53,155	549	132,690	6,353	6,353
SQM Africa Pty Ltd.	55,567	1,138	43,852	-	91,251	2,000	2,000
SQM Oceania Pty Ltd.	6,980	-	4,735	-	3,918	(3)	(3)
SQM Beijing Commercial Co. Ltd.	2,300	4	42	-	5,465	88	88
SQM Thailand Limited	3,191	-	8	-	-	(272)	(272)
SQM Colombia SAS	10,395	228	9,870	42	19,902	568	568
SQM International NV	30,021	698	13,912	3,813	99,399	1,473	1,473
SQM Shanghai Chemicals Co. Ltd.	473,004	176	421,794	-	488,971	46,172	46,172
SQM Australia Pty Ltd.	90,091	279,782	15,858	20,715	-	(5,776)	(5,776)
SQM Korea LLC	23,426	148	24,168	-	13,460	(1,262)	(1,262)
SQM Holland B.V.	8,889	14,411	3,095	-	24,546	654	654
Subtotal	1,501,965	764,266	1,101,369	29,960	2,141,356	246,697	246,970
Total	4,782,349	4,261,568	4,056,536	410,446	5,316,948	1,432,000	1,437,334

Notes to the Consolidated Financial Statements December 31, 2022

7.3	Background on non-controlling interests

	% of interests in the ownership	Profit (loss) attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
Subsidiary	held by non- controlling interests	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	2,415	769	8,986	8,382	1,812	577
Soquimich Comercial S.A.	39.36168%	5,558	5,926	26,383	26,665	5,558	11,831
Comercial Agrorama Ltda.	30.00000%	-	56	-	(596)	-	-
SQM Indonesia S.A.	20.00000%	-	-	-	-	-	-
SQM Thailand Limited	0.00200%	-	-	-	-	-	-
Total		7,973	6,751	35,369	34,451	7,370	12,408

Notes to the Consolidated Financial Statements December 31, 2022

Note 8	Equity-accounted investees

8.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2022, and 2021, in accordance with criteria established in Note 2:

	Equity-accounted investees		Share in profit (loss) of associates accounted for using the equity method		Share in other comprehensive income of associates accounted for using the equity method		Share in total other comprehensive income of associates accounted for using the equity method
Associates	As of December 31, 2022	As of December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	17,654	15,899	5,351	2,802	-	-	5,351	2,802
Ajay Europe SARL	8,624	8,213	6,130	1,852	(498)	360	5,632	2,212
Total	26,278	24,112	11,481	4,654	(498)	360	10,983	5,014

Notes to the Consolidated Financial Statements December 31, 2022

					Dividends received for the year ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	As of December 31, 2022	As of December 31, 2021
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	Emiratos Árabes	37%	3,000	9,438
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	1,576	1,233
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,778	992
Total					6,354	11,663

Notes to the Consolidated Financial Statements December 31, 2022

8.2	Assets, liabilities, revenue and expenses of associates

	As of December 31, 2022				For the year ended as December 31, 2022
	Assets		Liabilities				Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	30,455	15,972	10,395	2	63,482	10,919	-	10,919
Ajay Europe SARL	33,742	1,992	18,486	-	64,060	12,261	(21)	12,240
Total	64,197	17,964	28,881	2	127,542	23,180	(21)	23,159

	As of December 31, 2021				For the year ended December 31, 2021
	Assets		Liabilities				Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	21,771	15,096	4,421	-	47,375	5,718	-	5,718
Ajay Europe SARL	25,927	1,241	10,742	-	48,409	3,705	(34)	3,671
Total	47,698	16,337	15,163	-	95,784	9,423	(34)	9,389

Notes to the Consolidated Financial Statements December 31, 2022

8.3	Disclosures regarding interests in associates

(a)	Transactions for the year ended December 31, 2022:

•	During February 2022, the Company received dividends of ThUS$ 3,000 from Abu Dhabi Fertilizer Industries WWL which triggered a gain of ThUS$ 523 recorded in the line other (losses), corresponding to the excess over the account receivable recognized in December 2021.

(b)	Transactions for the year ended December 31, 2021

•	On June 30, 2021, the Company made an assessment of the recovery of the investment in Abu Dhabi Fertilizer Industries WWL and recognized an impairment of ThUS$ 2,800 in other gains (losses). This impairment was reversed in the second half of the year because the recoverable value of the investment later increased.
•	As of December 31, 2021, the Company received dividends from Abu Dhabi Fertilizer Industries WWL in the amount of ThUS$ 9,438 and recognizes an account receivable for ThUS$ 2,477 in dividends receivable.

Notes to the Consolidated Financial Statements December 31, 2022

Note 9	Joint Ventures

9.1	Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of taxes		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	20,793	8,682	8,208	6,304	674	429	8,882	6,733
Pavoni & C. Spa	7,315	7,030	470	174	(210)	(317)	260	(143)
Covalent Lithium Pty Ltd.	-	-	-	-	90	37	90	37
Total	28,108	15,712	8,678	6,478	554	149	9,232	6,627

Notes to the Consolidated Financial Statements December 31, 2022

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, for the period ended		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ended
Joint Venture	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	14,667	-	5,834	4,582	551	(429)	6,385	4,153
SQM Vitas Perú S.A.C. (1)	1,340	4,681	2,293	1,645	-	-	2,293	1,645
Total	16,007	4,681	8,127	6,227	551	(429)	8,678	5,798

(1)	The companies are subsidiaries of:

SQM Vitas Fzco.

					Dividends received for the year ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	As of December 31, 2022	As of December 31, 2021
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd. (*)	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang Dristrict, Chengdu Municipality, Sichuan Province	China	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Total					-	-

(*) See note 9.4

Notes to the Consolidated Financial Statements December 31, 2022

9.2	Assets, liabilities, revenue and expenses from joint ventures

	As of December 31, 2022				For the year ended December 31, 2022
	Assets		Liabilities				Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,618	-	49	-	-	165	-	165
SQM Vitas Brasil Agroindustria (*)	73,045	6,111	45,894	-	162,026	11,670	602	12,272
SQM Vitas Perú S.A.C. (*)	59,196	7,285	49,596	117	61,387	4,586	-	4,586
Pavoni & C. Spa (*)	11,516	6,358	8,853	802	18,066	939	(344)	595
Covalent Lithium Pty Ltd.	2,077	3,088	7,062	3,017	-	(2,648)	-	(2,648)
Total	155,452	22,842	111,454	3,936	241,479	14,712	258	14,970

	As of December 31, 2021				For the period ended December 31, 2021
	Assets		Liabilities				Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,606	-	215	-	-	159	-	159
SQM Vitas Brasil Agroindustria (*)	73,500	4,846	68,794	-	103,335	9,165	(858)	8,307
SQM Vitas Perú S.A.C. (*)	28,610	7,347	24,473	828	48,128	3,289	-	3,289
Pavoni & C. Spa (*)	12,885	6,714	11,226	725	19,599	347	(634)	(287)
Covalent Lithium Pty Ltd.	3,904	2,636	7,498	1,489	-	(864)	74	(790)
Total	128,505	21,543	112,206	3,042	171,062	12,096	(1,418)	10,678

(*) The financial figures presented do not consider consolidation adjustment (unrealized result).

Notes to the Consolidated Financial Statements December 31, 2022

9.3	Other Joint Venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	3,866	4,115	-	-	-	-
SQM Vitas Brasil Agroindustria	3,820	4,132	9,753	10,416	-	-
SQM Vitas Perú S.A.C.	2,208	380	82	238	117	289
Pavoni & C. Spa	1,088	787	4,951	7,561	-	-
Covalent Lithium Pty Ltd.	1,931	3,858	494	980	-	-
Total	12,913	13,272	15,280	19,195	177	289

	Depreciation and amortization expense for the year ending		Interest expense for the year ending		Income tax benefit (expense) for the year ending
Joint Venture	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	-	-	(1)	(1)	-	-
SQM Vitas Brasil Agroindustria	(331)	(278)	(333)	(367)	(3,164)	(1,985)
SQM Vitas Perú S.A.C.	(360)	(354)	(298)	(311)	(2,370)	(1,692)
Pavoni & C. Spa	(183)	(245)	(347)	(459)	(459)	(173)
Covalent Lithium Pty Ltd.	(176)	(167)	(40)	(55)	1,094	343
Total	(1,050)	(1,044)	(1,019)	(1,193)	(4,899)	(3,507)

Notes to the Consolidated Financial Statements December 31, 2022

9.4	Disclosure of interests in joint ventures

a)	Transactions in the year 2022

•	As of December 31, 2022, there are no transactions to disclose.

b)	Transactions in the year 2021

•	On February 9, 2021, two of the Company’s subsidiaries signed an agreement to terminate a dispute related to sales contracts and interest in the joint venture of Sichuan SQM Migao Chemical Fertilizers Co Ltd. Consequently, the Company received a US$ 11.5 million compensation.

9.5	Joint Ventures

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce lithium hydroxide.

On February 17, 2021, the Board of Directors approved the investment in the Mount Holland lithium project in Western Australia. SQM’s share of the project investment is expected to be approximately US$700 million, between 2021 and 2025. The feasibility study confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide during the second half of 2024.

The revised investment budget for this project considers a pending investment balance of US$450 million.

Notes to the Consolidated Financial Statements December 31, 2022

Note 10	Cash and cash equivalents

10.1	Types of cash and cash equivalents

As of December 31, 2022 and 2021, cash and cash equivalents are detailed as follows:

Cash	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Cash on hand	43	44
Cash in banks	529,606	662,407
Total Cash	529,649	662,451

Cash equivalents	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	1,099,441	237,655
Short-term investments, classified as cash equivalents	1,026,146	614,945
Total cash equivalents	2,125,587	852,600
Total cash and cash equivalents	2,655,236	1,515,051

10.2	Short-term investments, classified as cash equivalents

As of December 31, 2022, and 2021, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	590,661	233,648
JP Morgan US dollar Liquidity Fund Institutional	435,485	381,297
Total	1,026,146	614,945

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

10.3	Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of December 31, 2022 and 2021 pledged assets are as follows:

Restricted cash balances	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	717	622
Total	717	622

Notes to the Consolidated Financial Statements December 31, 2022

10.4	Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2022
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	42,998	609	43,607
Banco Crédito e Inversiones	Fixed term	Peso	0.94%	12-15-2022	01-25-2023	100,817	537	101,354
Itau Corpbanca	Fixed term	Peso	0.96%	12-06-2022	01-05-2023	41,421	343	41,764
Itau Corpbanca	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	100,660	644	101,304
Itau Corpbanca	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	32,248	458	32,706
Itau Corpbanca	Fixed term	Peso	0.95%	11-16-2022	01-25-2023	73,831	1,070	74,901
Itau Corpbanca	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	30,146	183	30,329
Santander	Fixed term	Peso	0.95%	12-16-2022	01-25-2023	103,288	523	103,811
Santander	Fixed term	Peso	0.94%	12-06-2022	01-05-2023	20,710	168	20,878
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	50,330	322	50,652
Scotiabank Sud Americano	Fixed term	Peso	0.98%	12-13-2022	01-25-2023	100,487	621	101,108
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	70,341	428	70,769
Scotiabank Sud Americano	Fixed term	Peso	0.97%	12-14-2022	01-25-2023	100,258	584	100,842
Scotiabank Sud Americano	Fixed term	Dollar	4.54%	11-21-2022	01-25-2023	82,000	424	82,424
Sumitomo Mitsui Banking	Fixed term	Dollar	4.54%	11-21-2022	01-25-2023	122,000	631	122,631
Banco Crédito e Inversiones	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	2,000	7	2,007
Banco Crédito e Inversiones	Fixed term	Dollar	0.44%	12-01-2022	01-03-2023	1,500	6	1,506
Banco Crédito e Inversiones	Fixed term	Peso	0.22%	12-30-2022	01-06-2023	2,103	1	2,104
Banco de Chile	Fixed term	Dollar	0.95%	12-12-2022	02-14-2023	600	2	602
Itau Corpbanca	Fixed term	Dollar	1.02%	12-13-2022	02-16-2023	500	2	502
Itau Corpbanca	Fixed term	Dollar	0.46%	11-30-2022	01-03-2023	1,000	4	1,004
Itau Corpbanca	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	700	2	702
Itau Corpbanca	Fixed term	Dollar	1.07%	12-21-2022	02-27-2023	1,700	3	1,703
Scotiabank Sud Americano	Fixed term	Dollar	0.66%	12-07-2022	01-27-2023	1,000	3	1,003
Scotiabank Sud Americano	Fixed term	Dollar	0.64%	11-16-2022	01-03-2023	2,500	15	2,515
Scotiabank Sud Americano	Fixed term	Dollar	0.72%	12-28-2022	02-13-2023	2,200	1	2,201
Scotiabank Sud Americano	Fixed term	Dollar	0.96%	12-30-2022	03-03-2023	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.58%	11-22-2022	01-03-2023	1,500	8	1,508
Scotiabank Sud Americano	Fixed term	Dollar	0.38%	12-16-2022	01-13-2023	1,500	3	1,503
Scotiabank Sud Americano	Fixed term	Dollar	0.87%	12-22-2022	02-16-2023	1,000	1	1,001
Total						1,091,838	7,603	1,099,441

Notes to the Consolidated Financial Statements December 31, 2022

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2021
						ThUS$	ThUS$	ThUS$
Credit Suisse	Fixed term	Dollar	0.58%	11-30-2021	02-28-2022	200,000	100	200,100
Banco BCI	Fixed term	Dollar	0.31%	12-24-2021	02-28-2022	1,250	-	1,250
Banco BCI	Fixed term	Dollar	0.36%	12-07-2021	01-14-2022	8,000	2	8,002
Banco BCI	Fixed term	Dollar	0.28%	12-30-2021	01-14-2022	500	-	500
Banco Santander	Fixed term	Dollar	3.12%	12-30-2021	01-06-2022	3,550	2	3,552
Banco Santander	Fixed term	Dollar	0.26%	12-16-2021	01-31-2022	2,500	-	2,500
Banco Santander	Fixed term	Dollar	0.40%	12-27-2021	03-04-2022	1,500	-	1,500
Banco Santander	Fixed term	Dollar	0.40%	12-29-2021	01-27-2022	1,500	-	1,500
Banco Itaú Corpbanca	Fixed term	Dollar	0.30%	12-14-2021	01-07-2022	5,000	1	5,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.37%	12-28-2021	01-24-2022	1,000	-	1,000
Banco Itaú Corpbanca	Fixed term	Dollar	0.34%	12-07-2021	01-28-2022	2,000	-	2,000
Scotiabank Sud Americano	Fixed term	Dollar	0.27%	12-24-2021	02-28-2022	2,750	-	2,750
Scotiabank Sud Americano	Fixed term	Dollar	0.06%	12-17-2021	02-28-2022	3,000	-	3,000
Scotiabank Sud Americano	Fixed term	Dollar	0.07%	12-03-2021	01-18-2022	5,000	-	5,000
Total						237,550	105	237,655

Notes to the Consolidated Financial Statements December 31, 2022

Note 11	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Raw material	27,035	12,508
Production supplies	68,426	41,114
Products-in-progress	590,946	527,118
Finished product	1,097,874	603,036
Total	1,784,281	1,183,776

As of December 31, 2022, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 513,209 and as of December 31, 2021 was ThUS$ 458,913 (including products in progress). As of December 31, 2022, bulk inventories recognized within work in progress were ThUS$ 122,284, while as of December 31, 2021 this value amounted to ThUS$ 111,316.

As of December 31, 2022, bulk inventories recognized within finished goods were ThUS$ 198,796 (as of December 31, 2021, this value amounted to ThUS$ 99,551).

As of December 31, 2022, and 2021, recognized inventory allowances recognized, amounted to ThUS$ 104,057 and ThUS$ 75,892, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Raw material and supplies for production	4,186	1,865
Products-in-progress	83,499	59,858
Finished product	16,372	14,169
Total	104,057	75,892

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Financial Statements December 31, 2022

As of December 31, 2022, and 2021, movements in provisions are detailed as follows:

Conciliation	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Beginning balance	75,892	80,930
Increase in Lower Value (1)	29,693	(3,650)
Additional Provision Differences of Inventory (2)	(161)	330
Provision Used	(1,367)	(1,718)
Total changes	28,165	(5,038)
Final balance	104,057	75,892

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products; and (d) an algorithm that corresponds to different percentages to be provisioned depending on the complexity of the measurement and turnover of inventories, as well as standard differences based on previously obtained results, as is the case with provisions in commercial offices.

(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process.

Notes to the Consolidated Financial Statements December 31, 2022

Note 12	Related party disclosures

12.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

12.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Financial Statements December 31, 2022

12.3	Detailed identification of related parties and subsidiaries

As of December 31, 2022 and 2021, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A. (3)	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Notes to the Consolidated Financial Statements December 31, 2022

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Kore Potash PLC	United Kingdom	Dollar	Associate
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WWL (2)	Oman	United Arab Emirates dirham	Other related parties
Foreign	International Technical and Trading Agencies CO WLL (2)	Jordan	United Arab Emirates dirham	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.

(2)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL Ltda. and therefore it absorbs these and takes responsibility of all of their assets and liabilities.

(3)	This Company was liquidated in December 2022

Notes to the Consolidated Financial Statements December 31, 2022

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Peso	Other related parties

Notes to the Consolidated Financial Statements December 31, 2022

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Naure
76.389.727-3	Sociedad Periodística El Libero	Chile	Other related parties
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
10.581.580-8	Gonzalo Guerrero Yamamoto	Chile	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Other related parties
65.204.189-2	Fundación para el desarrollo social	Chile	Other related parties
82.135.600-8	Instituto Chileno administración empresas	Chile	Other related parties

Notes to the Consolidated Financial Statements December 31, 2022

12.4	Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company’s common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2022 and 2021, the detail of significant transactions with related parties is as follows:

Tax ID No	Name	Nature	Country of origin	Transaction	As of December 31, 2022	As of December 31, 2021
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	45,205	35,597
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,778	992
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	41,814	27,763
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	1,576	1,233
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	3,000	9,438
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	51,748	79,086
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	58,077	17,016
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	-	1,814
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	4,138	5,359
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(27,918)	(20,904)
Chile	Norte Grande S.A.	Other related parties	Chile	Client	142	146
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(90)	(131)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(31)	(134)
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(228)	(157)
Chile	Gonzalo Guerrero Yamamoto	Other related parties	Chile	Service Provider	(19)	(79)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(1,746)	(2,393)
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	(46)	-
Chile	Fundación para el desarrollo social	Other related parties	Chile	Service Provider	(7)	-

Notes to the Consolidated Financial Statements December 31, 2022

12.5	Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2022	As of December 31, 2021
					ThUS$	ThUS$
Foreign	Ajay Europe S.A. R.L.	Associate	France	Euro	7,967	7,567
Foreign	Ajay North America LLC.	Associate	United States of America	Dollar	8,354	3,350
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	-	2,477
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	5
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	32,054	55,119
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	31,081	14,684
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	232
Foreign	Pavoni & C SpA	Joint venture	Italy	Euro	888	804
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	1,041	1,914
Total					81,622	86,152

As of December 31, 2022 and 2021, receivables are net of provision for ThUS$ 1,378 and ThUS$ 717, respectively.

12.6	Other disclosures:

Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Notes to the Consolidated Financial Statements December 31, 2022

Note 13	Financial instruments

13.1	Types of other current and non-current financial assets

Description of other financial assets	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Financial assets at amortized cost (1)	950,167	905,170
Derivative financial instruments
- For hedging	7,014	12,625
- Non-hedging (2)	4,174	1,254
Total other current financial assets	961,355	919,049
Financial assets at fair value through other comprehensive income (4) (5)	9,497	8,932
Derivative financial instruments
- For hedging	22,606	245
Other financial assets at amortized cost	23	91
Total other non-current financial assets	32,126	9,268

Institution	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Banco de Crédito e Inversiones	187,707	34,325
Banco Santander (3)	51,444	65,899
Banco Itaú CorpBanca	15,048	195,471
Banco Estado	85,055	-
Banco de Chile	150,259	-
Scotiabank Sud Americano	250,362	289,421
Sumitomo Mitsui Banking	210,292	320,054
Total	950,167	905,170

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3)	As of December 31, 2022, no margin calls were recorded. As of December 31, 2021, margin calls were recorded for US$ 31,430.

(4)	During the first quarter of 2021, equity instruments classified at fair value irrevocably through other comprehensive income were sold for US$ 16,413. The cumulative amount of the movements in other comprehensive income from the date of acquisition to the date of sale was transferred to retained earnings.

(5)	During the second quarter of 2021, as a result of the loss of significant influence over the investment of Kore Potash (for more details, see note 8.3 letter a), the investment, which was previous recognized as an investment in associates, was reclassified as other non-current financial assets as it was classified as financial equity instrument at fair value through other comprehensive income irrevocably.

Notes to the Consolidated Financial Statements December 31, 2022

13.2	Trade and other receivables

	As of December 31, 2022			As of December 31, 2021
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	1,002,223	-	1,002,223	590,312	-	590,312
Prepayments, current	38,709	-	38,709	49,168	-	49,168
Other receivables, current	16,648	2,091	18,739	14,210	6,172	20,382
Guarantee deposits (1)	29,840	-	29,840	383	-	383
Total trade and other receivables	1,087,420	2,091	1,089,511	654,073	6,172	660,245

See discussion about credit risk in Note 4.2.

	As of December 31, 2022			As of December 31, 2021
Trade and other receivables	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	1,006,982	(4,759)	1,002,223	600,664	(10,352)	590,312
Prepayments, current	39,493	(784)	38,709	49,952	(784)	49,168
Other receivables, current	19,920	(3,272)	16,648	17,073	(2,863)	14,210
Guarantee deposits (1)	29,840	-	29,840	383	-	383
Other receivables, non-current	2,091	-	2,091	6,172	-	6,172
Total trade and other receivables	1,098,326	(8,815)	1,089,511	674,244	(13,999)	660,245

(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.

The acquisition cost totals CNY 869 million (ThUS$ 125,591) broken down into a deposit of CNY 204,5 million (ThUS$ 29,322) paid in the first quarter of 2023, CNY 57.5 million (ThUS$ 8,310) in the first quarter of 2023 and the remaining balance would be paid subject to the fulfillment of various conditions precedent in the second quarter of 2023. The Company´s payments would be backed by various guarantees granted by the seller and any failure to fulfil the conditions required by the contract would be considered a material breach of contract, giving the Company the right to demand the restitution of the amounts already paid.

Notes to the Consolidated Financial Statements December 31, 2022

(a)	Renegotiated portfolio

As of December 31, 2022, and 2021 the detail of the renegotiated portfolio is as follows:

As of December 31, 2022
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	997	967,853	12	276
1 - 30 days	149	30,116	4	71
31 - 60 days	25	1,352	2	105
61 - 90 days	2	2,632	3	704
91 - 120 days	10	235	-	-
121 - 150 days	1	84	-	-
151 - 180 days	2	180	1	7
181 - 210 days	4	67	2	27
211 - 250 days	7	192	3	54
>250 days	76	2,726	55	301
Total	1,273	1,005,437	82	1,545

As of December 31, 2021
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,279	570,899	7	130
1 - 30 days	112	22,632	-	-
31 - 60 days	18	2,114	-	-
61 - 90 days	11	1,015	-	-
91 - 120 days	7	202	-	-
121 - 150 days	3	43	-	-
151 - 180 days	3	4	-	-
181 - 210 days	3	130	-	-
211 - 250 days	1	1	2	4
>250 days	80	2,597	117	893
Total	1,517	599,637	126	1,027

Notes to the Consolidated Financial Statements December 31, 2022

(b)	Impairment provision for doubtful receivables

As of December 31, 2022
	Trade accounts receivable days past due						Trade
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	7%	6%	81%	-	-
Total Gross Book Value	968,129	30,187	1,457	3,336	3,873	1,006,982	83,000
Impairment Estimate	948	391	108	186	3,126	4,759	1,378

As of December 31, 2021
	Trade accounts receivable days past due						Trade
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	8%	32%	34%	71%	-	-
Total Gross Book Value	571,029	22,633	2,113	1,015	3,874	600,664	86,869
Impairment Estimate	4,724	1,856	673	346	2,753	10,352	717

As of December 31, 2022, and 2021, movements in provisions are as follows:

Provisions	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	14,716	27,273
Increase (decrease) impairment of accounts receivable	(3,369)	235
Write-off of accounts receivables	-	(11,091)
Difference in exchange rate	(1,154)	(1,701)
Impairment provision of Accounts Receivable Provision at the end of the year	10,193	14,716
(1) Trade and other Receivables Provision	4,759	10,352
(2) Current Other Receivables Provision	4,056	3,647
(3) Trade receivables with related parties, current Provision	1,378	717
Recovery of Insurance	-	210

Impairment provision of Accounts Receivable Provision	10,193	14,716
Renegotiated receivables	356	910
Non-renegotiated receivables	9,837	13,806

Notes to the Consolidated Financial Statements December 31, 2022

13.3	Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of December 31, 2022	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	7,014	42,754	-	-
Long term	15,467	19,772	-	-
Subtotal	22,481	62,526	(12,939)	(27,106)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Long term	7,139	-	-	7,139
Subtotal	7,139	-	-	7,139
Underlying Investments Hedge	29,620	62,526	(12,939)	(19,967)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	4,174	5,816	-	-
Underlying Investments Hedge	4,174	5,816	38,653	-
Total Instruments	33,794	68,342	25,714	(19,967)

As of December 31, 2021	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	12,625	8,954	-	-
Long term	245	72,900	-	-
Underlying Debt Hedge	12,870	81,854	(22,455)	(46,529)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	1,254	1,672	-	-
Underlying Investments Hedge	1,254	1,672	4,694	-
Total Instruments	14,124	83,526	(17,761)	(46,529)

(1) See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 20.4.

Notes to the Consolidated Financial Statements December 31, 2022

The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and December 31, 2022, and January 1 and December 31, 2021.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2021	Cash Flow	Income statement	Equity and Others	As of December 31, 2022
Hedge-to-debt derivatives	(81,597)	8,616	37,494	25,426	(10,061)
Hedging derivatives to investment	12,613	(52,698)	16,104	(6,003)	(29,984)
Non-hedging derivatives disbursement SQM Australia Pty	-	2,022	-	5,117	7,139
Non-hedging derivatives	(418)	(39,878)	38,653	-	(1,643)

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	105,828	UF	01/04/2023
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	106,933	UF	06/01/2030

Effectiveness

The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms.

The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

13.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2022 and 2021, the detail is as follows:

Other current and non-current	As of December 31, 2022			As of December 31, 2021
financial liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	130,840	197,522	328,362	85	69,613	69,698
Obligations with the public	343,589	2,176,994	2,520,513	40,594	2,445,219	2,485,813
Derivative financial instruments
For hedging	42,754	19,772	62,526	8,954	72,900	81,854
Non-Hedging	5,816	-	5,816	1,672	-	1,672
Total	522,999	2,394,218	2,917,217	51,305	2,587,732	2,639,037

Notes to the Consolidated Financial Statements December 31, 2022

a)	Bank borrowings, current:

As of December 31, 2022, the detail of this caption is as follows:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	05/30/2023	0.97%	5.22%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Itaú	Chile	USD	Upon maturity	01/05/2023	4.50%	4.50%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	USD	Upon maturity	01/05/2023	4.59%	4.59%

Debtor	Creditor	Nominal amounts as of December 31, 2022			Current amounts as of December 31, 2022
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	70,000	-	70,393	70,393	(149)	70,244
SQM S.A.	Itaú	20,000	-	20,000	20,062	-	20,062	-	20,062
SQM S.A.	Banco Estado	40,000	-	40,000	40,128	-	40,128	-	40,128
SQM S.A.	Scotiabank	-	-	-	406	-	406	-	406
Total		60,000	70,000	130,000	60,596	70,393	130,989	(149)	130,840

On December 21, 2022, the Company signed a loan agreement with The Export-Import Bank of Korea (“Kexim”) and Banco Santander S.A., with the latter acting as Kexim’s Facility Agent, and the initial disbursement of funds became effective on January 10, 2023 for a value of US$10 million. The total loan amount is up to MMUS$ 100. As of December 31, 2022, no disbursement had been made.

As of December 31, 2021

Debtor			Creditor
Tax ID No	Company	Country	Tax ID No	Financial institution	Country	Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	05/31/2022	0.82%	1.36%

Notes to the Consolidated Financial Statements December 31, 2022

Debtor	Creditor	Nominal amounts as of December 31, 2021			Current amounts as of December 31, 2021
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	85	-	85	-	85
Total		-	-	-	85	-	85	-	85

b)	Unsecured obligations, current:

As of December 31, 2022, and, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2023	US$	Semiannual	Upon maturity	1.17%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	0.56%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2023	US$	Semiannual	Upon maturity	3.01%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2023	US$	Semiannual	Upon maturity	3.79%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	03/10/2023	US$	Semiannual	Upon maturity	3.44%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2023	UF	Semiannual	Semiannual	1.23%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2023	UF	Semiannual	Upon maturity	1.89%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2023	UF	Semiannual	Upon maturity	1.72%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2023	UF	Semiannual	Upon maturity	2.63%	3.45%

Notes to the Consolidated Financial Statements December 31, 2022

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2022			Carrying amounts of maturities as of December 31, 2022
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MMUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MMUS$300	-	302,658	302,658	-	302,658	302,658	(170)	302,488
SQM S.A.	Chile	MMUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	MMUS$400	7,508	-	7,508	7,508	-	7,508	(237)	7,271
SQM S.A.	Chile	MMUS$700	-	7,554	7,554	-	7,554	7,554	(555)	6,999
SQM S.A.	Chile	H	17,566	-	17,566	17,566	-	17,566	(172)	17,394
SQM S.A.	Chile	O	965	-	965	965	-	965	(82)	883
SQM S.A.	Chile	P	1,830	-	1,830	1,830	-	1,830	(12)	1,818
SQM S.A.	Chile	Q	-	351	351	-	351	351	(20)	331
Total			32,517	313,432	345,949	32,517	313,432	345,949	(2,360)	343,589

Notes to the Consolidated Financial Statements December 31, 2022

As of December 31, 2021

			Number of
Debtor			registration or ID of			Currency or	Periodicity
Tax ID No.	Company	Country	the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2022	US$	Semiannual	Upon maturity	1.56%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2022	US$	Semiannual	Upon maturity	0.74%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2022	US$	Semiannual	Upon maturity	3.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2022	US$	Semiannual	Upon maturity	4.00%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	03/10/2022	US$	Semiannual	Upon maturity	3.62%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2022	UF	Semiannual	Semiannual	1.75%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2022	UF	Semiannual	Upon maturity	2.06%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2022	UF	Semiannual	Upon maturity	2.04%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2022	UF	Semiannual	Upon maturity	2.72%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2021			Carrying amounts of maturities as of December 31, 2021
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	MUS$400	7,508	-	7,508	7,508	-	7,508	(237)	7,271
SQM S.A.	Chile	MUS$700	6,874	-	6,874	6,874	-	6,874	(552)	6,322
SQM S.A.	Chile	H	16,026	-	16,026	16,026	-	16,026	(172)	15,854
SQM S.A.	Chile	O	863	-	863	863	-	863	(82)	781
SQM S.A.	Chile	P	1,636	-	1,636	1,636	-	1,636	(12)	1,624
SQM S.A.	Chile	Q	-	314	314	-	314	314	(21)	293
Total			37,555	5,841	43,396	37,555	5,841	43,396	(2,802)	40,594

Notes to the Consolidated Financial Statements December 31, 2022

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans as of December 31, 2022:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	2.33%	3.19%
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank	Canadá	USD	Upon maturity	5.10%	6.08%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2022				Carrying amounts of maturities as of December 31, 2022
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	-	-	-	-	-	-
SQM S.A.	Scotiabank	-	200,000	-	200,000	-	200,000	-	200,000	(2,478)	197,522
Total		-	200,000	-	200,000	-	200,000	-	200,000	(2,478)	197,522

As of December 31, 2021

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Maturity	2.05%	1.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2021				Carrying amounts of maturities as of December 31, 2021
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	70,000	-	-	70,000	70,000	-	-	70,000	(387)	69,613
Total		70,000	-	-	70,000	70,000	-	-	70,000	(387)	69,613

Notes to the Consolidated Financial Statements December 31, 2022

d)	Non-current unsecured interest-bearing bonds

The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2022, and 2021:

			Number of
Debtor			registration or ID of			Currency or	Periodicity
Tax ID No.	Company	Country	the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2022						Carrying amounts of maturities as of December 31, 2022
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(469)	249,531
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(3,666)	446,334
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,112)	393,888
MUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,341)	684,659
H	-	-	-	-	96,967	96,967	-	-	-	-	96,967	96,967	(1,034)	95,933
O	-	-	-	-	61,536	61,536	-	-	-	-	61,536	61,536	(741)	60,795
P	-	-	-	-	123,072	123,072	-	-	-	-	123,072	123,072	(52)	123,020
Q	-	-	-	-	123,073	123,073	-	-	-	-	123,073	123,073	(309)	122,764
Total	-	-	250,000	-	1,954,648	2,204,648	-	-	250,000	-	1,954,648	2,204,648	(27,724)	2,176,924

Notes to the Consolidated Financial Statements December 31, 2022

As of December 31, 2021

			Number of
Debtor			registration or ID of			Currency or	Periodicity
Tax ID No.	Company	Country	the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.43%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2021						Carrying amounts of maturities as of December 31, 2021
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(903)	249,097
MUS$300	300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	(168)	299,832
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(4,343)	445,657
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,347)	393,653
MUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,836)	684,164
H	-	-	-	-	100,064	100,064	-	-	-	-	100,064	100,064	(1,206)	98,858
O	-	-	-	-	55,035	55,035	-	-	-	-	55,035	55,035	(822)	54,213
P	-	-	-	-	110,070	110,070	-	-	-	-	110,070	110,070	(65)	110,005
Q	-	-	-	-	110,070	110,070	-	-	-	-	110,070	110,070	(330)	109,740
Total	300,000	-	250,000	-	1,925,239	2,475,239	300,000	-	250,000	-	1,925,239	2,475,239	(30,020)	2,445,219

Notes to the Consolidated Financial Statements December 31, 2022

e)	Additional information

Bonds

The details of each issuance are as follows:

(i)	Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 equivalent to ThUS$ 139,216 at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in July, 2019.

2021

During 2021, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 14,870 with an associated cross currency swap hedge loss of ThUS$ 760.For more details on restrictions. See Note 20.1.

2022

During 2022, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 13,117 with an associated cross currency swap hedge loss of ThUS$ 993.

As of December 31, 2022, and 2021, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

Payments made	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Payments of interest, Series H bonds	5,241	6,661
CCS Coverage	2,126	1,598

(ii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%. See more details with respect a restriction in Note 20.1.

As of December 31, 2022, and 2021, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

Payments made	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Payment of interest, Series O bonds	2,139	2,225
CCS Coverage	556	438

Notes to the Consolidated Financial Statements December 31, 2022

(iii)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the SEC. The bond is for a 10-year term with an annual coupon rate of 3.625%.

As of December 31, 2022, and 2021, the following payments:

Payments made	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Payment of interest	10,875	10,875

(iv)	Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company issued unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.

As of December 31, 2022, and 2021, the following payments have been made:

Payments made	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Payment of interest	10,938	10,938

(v)	Series “P” bonds

The Company on March 31, 2018 issued the placement on the stock market of the Series “P” bond (the “Bonds” Series P) with a value of UF 3,000,000, with a charge to the 10 years Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

As of December 31, 2022, and 2021, the following payments and their associated CCS have been made:

Payments made	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Payment of interest series P	3,385	3,835
CCS Coverage	3,569	3,119

Notes to the Consolidated Financial Statements December 31, 2022

(vi)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2019 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in UF, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

As of December 31, 2022, and 2021, the following payments have been made:

Payments made	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Payment of interest series Q	4,032	3,990
CCS Coverage	1,877	1,919

(vii)	Single series fifth issue bonds ThUS$ 450

On May 7, 2019, the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029 and carry an interest rate of 4.25% per annum.

As of December 31, 2022, and 2021, the following payments have been made:

Payments made	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Payment of interest	19,125	19,125

(viii)	Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050.

As of December 31, 2022, and 2021, the following payments have been made:

Payments made	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Payment of interest	17,000	17,000

Notes to the Consolidated Financial Statements December 31, 2022

(ix)	Single series seventh issue bonds MUS$ 700

On September 10, 2021, the Company has placed unsecured bonds in international markets for US$ 700 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 3.50% and a maturity in the year 2051.

As of December 31, 2022, and 2021, the following payments have been made:

Payments made	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Payment of interest	23,819	-

Notes to the Consolidated Financial Statements December 31, 2022

13.5	Trade and other payables

a)	Details trade and other payables

	As of December 31, 2022			As of December 31, 2021
Details trade and other payables	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	373,351	-	373,351	279,092	-	279,092
Other accounts payable	1,438	-	1,438	558	-	558
Prepayments from customers	-	-	-	-	3,813	3,813
Total	374,789	-	374,789	279,650	3,813	283,463

As of December 31, 2022, and 2021, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2022
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	239,108	786	877	339	-	-	241,110
Services	91,499	1,270	73	-	65	-	92,907
Others	34,325	-	-	-	-	-	34,325
Total	364,932	2,056	950	339	65	-	368,342

	Amounts according to payment periods as of December 31, 2021
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	148,045	1,799	1,425	-	120	3,813	155,202
Services	80,089	335	109	2	78	-	80,613
Others	31,949	-	-	-	-	-	31,949
Total	260,083	2,134	1,534	2	198	3,813	267,764

Notes to the Consolidated Financial Statements December 31, 2022

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2022
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	1,294	135	64	24	1,363	-	2,880
Services	1,548	174	20	1	196	-	1,939
Others	136	27	-	-	27	-	190
Total	2,978	336	84	25	1,586	-	5,009

	Amounts according to payment periods as of December 31, 2021
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	7,688	30	5	1	37	-	7,761
Services	4,055	108	533	34	181	-	4,911
Others	2,340	16	73	35	5	-	2,469
Total	14,083	154	611	70	223	-	15,141

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2022, the Company has purchase orders amounting to ThUS$ 191,319 and ThUS$ 166,209 as of December 31, 2021.

Notes to the Consolidated Financial Statements December 31, 2022

13.6	Financial asset and liability categories

a)	Financial Assets

	As of December 31, 2022			As of December 31, 2021
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	2,655,236	-	2,655,236	1,515,051	-	1,515,051
Trade receivables due from related parties at amortized cost	81,622	-	81,622	86,152	-	86,152
Financial assets measured at amortized cost	950,167	23	950,190	905,170	91	905,261
Trade and other receivables	1,087,420	2,091	1,089,511	654,073	6,172	660,245
Total financial assets measured at amortized cost	4,774,445	2,114	4,776,559	3,160,446	6,263	3,166,709
Financial instruments for hedging purposes	7,014	-	7,014	12,625	245	12,870
Financial instruments held for trading	4,174	-	4,174	1,254	-	1,254
Financial assets classified as available for sale at fair value through equity	-	9,497	9,497	-	8,932	8,932
Total financial assets at fair value	11,188	9,497	20,685	13,879	9,177	23,056
Total financial assets	4,785,633	11,611	4,797,244	3,174,325	15,440	3,189,765

Notes to the Consolidated Financial Statements December 31, 2022

b)	Financial Liabilities

	As of December 31, 2022			As of December 31, 2021
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	42,754	19,772	62,526	8,954	72,900	81,854
Held for trading at fair value through profit or loss	5,816	-	5,816	1,672	-	1,672
Financial liabilities at fair value	48,570	19,772	68,342	10,626	72,900	83,526
Bank loans	130,840	197,522	328,362	85	69,613	69,698
Obligations to the public	343,589	2,176,924	2,520,513	40,594	2,445,219	2,485,813
Lease Liabilities	12,149	49,585	61,734	7,704	46,519	54,223
Trade and other payables	374,789	-	374,789	279,650	3,813	283,463
Total financial liabilities at amortized cost	861,367	2,424,031	3,285,398	328,033	2,565,164	2,893,197
Total financial liabilities	909,937	2,443,803	3,353,740	338,659	2,638,064	2,976,723

Notes to the Consolidated Financial Statements December 31, 2022

13.7	Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

(b)	Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c)	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Financial Statements December 31, 2022

	As of December 31, 2022			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	2,655,236	2,655,236	-	2,655,236	-	-
Other current financial assets
- Time deposits	950,167	950,167	-	-	950,167	-
- Derivative financial instruments
- Forwards	-	-	3,704	-	3,704	-
- Options	-	-	470	-	470	-
- Hedging assets	-	-	7,014	-	7,014	-
- Swaps	-	-	-	-	-	-
Non-current accounts receivable	2,091	2,091	-	-	-	-
Other non-current financial assets:
- Other	23	23	-	-	23	-
- Equity instruments	-	-	9,497	9,497	-	-
- Hedging assets – Swaps	-	-	22,606	22,606	-	-
Other current financial liabilities
- Bank borrowings	130,840	130,840	-	-	130,840	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	4,849	-	4,849	-
- Options	-	-	968	-	968	-
- Hedging liabilities – Swaps	-	-	42,754	-	42,754	-
- Swaps hedges, investments	-	-	-	-	-	-
- Unsecured obligations	343,589	343,589	-	-	343,589	-
- Current lease liabilities	12,149	12,149	-	-	12,149	-
Other non-current financial liabilities
- Bank borrowings	197,522	196,598	-	-	196,598	-
- Unsecured obligations	2,176,924	2,476,924	-	-	2,476,924	-
- Non-current hedging liabilities	-	-	19,772	-	19,772	-
- Non-current lease liabilities	49,585	27,919	-	-	27,919	-

Notes to the Consolidated Financial Statements December 31, 2022

	As of December 31, 2021			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,515,051	1,515,051	-	1,515,051	-	-
Other current financial assets
- Time deposits	905,170	905,170	-	-	905,170	-
- Derivative financial instruments
- Forwards	-	-	1,031	-	1,031	-
- Options	-	-	223	-	223	-
- Hedging assets	-	-	-	-	-	-
- Swaps	-	-	12,625	-	12,625	-
Non-current accounts receivable	6,172	6,172	-	-	-	-
Other non-current financial assets:
- Other	91	91	-	-	91	-
- Equity instruments	-	-	9,177	9,177	-	-
- Hedging assets – Swaps	-	-	-	-	-	-
Other current financial liabilities
- Bank borrowings	85	85	-	-	85	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	1,270	-	1,270	-
- Options	-	-	402	-	402	-
-Hedging liabilities – Swaps	-	-	8,954	-	8,954	-
-Swaps hedges, investments	-	-	-	-	-	-
- Unsecured obligations	40,594	40,594	-	-	40,594	-
- Current lease liabilities	7,704	7,704	-	-	7,704	-
Other non-current financial liabilities
- Bank borrowings	69,613	70,497	-	-	70,497	-
- Unsecured obligations	2,445,219	2,871,005	-	-	2,871,005	-
- Non-current hedging liabilities	-	-	72,900	-	72,900	-
- Non-current lease liabilities	46,519	34,521	-	-	34,521	-

Notes to the Consolidated Financial Statements December 31, 2022

13.8	Reconciliation of net debt and lease liabilities.

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The definition of the net debt is described in Note 20.1. and includes current and non-current lease liabilities to complete its analysis.

Net debt	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Cash and cash equivalents	2,655,236	1,515,051
Other current financial assets	961,355	919,049
Other non-current financial hedge assets	22,606	245
Other current financial liabilities	(522,999)	(51,305)
Lease liabilities, current	(12,149)	(7,704)
Other non-current financial liabilities	(2,394,218)	(2,587,732)
Non-current Lease liabilities	(49,585)	(46,519)
Total	660,246	(258,915)

		From cash flow			Not from cash flow
Cash and cash equivalents	As of December 31, 2021	Amounts from loans	Amounts from interests	Other cash income/expenses	Income statement	Equity and others	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,555,511)	(246,883)	98,155	2,566	(147,202)	-	(2,848,875)
Current and non-current lease liabilities	(54,223)	10,478	1,226	-	(19,215)	-	(61,734)
Financial instruments derived from hedging	(81,597)	993	7,623	-	37,494	25,426	(10,061)
Non-hedging derivative financial instruments (net)	(418)	-	-	(39,878)	38,653	-	(1,643)
Hedging and investment derivatives	12,613	-	-	(52,698)	16,104	(6,003)	(29,984)
Current and Non-Current Financial Liabilities	(2,679,136)	(235,412)	107,004	(90,010)	(74,166)	19,423	(2,952,397)
Cash and cash equivalents	1,515,051	-	-	1,165,225	(25,040)	-	2,655,236
Deposits that do not qualify as cash and cash equivalents	905,170	-	(48,120)	62,859	30,259	-	950,168
Derivatives for investment hedges SQM Australia	-	-	-	2,022	-	5,117	7,139
Total	(258,915)	(235,412)	58,884	1,140,096	(68,947)	24,540	660,246

Notes to the Consolidated Financial Statements December 31, 2022

Note 14	Right-of-use assets and Lease liabilities

14.1	Right-of-use assets

Reconciliation of changes in right-of-use assets as of December 31, 2022, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	17,353	20,951	-	2,578	11,726	52,608
Additions	1,599	736	-	186	16,675	19,196
Depreciation expenses	(12)	(3,846)	-	(965)	(4,383)	(9,206)
Transfer to property, plant and equipment	(622)	-		-	(1,114)	(1,736)
Other increases / decreases	2	(2)	-	6	(1)	5
Total changes	967	(3,112)	-	(773)	11,177	8,259
Closing balance	18,320	17,839	-	1,805	22,903	60,867

Reconciliation of changes in right-of-use assets as of December 31, 2021, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	23,377	-	2,479	4,168	30,024
Additions	17,552	1,209	-	862	12,203	31,826
Depreciation expenses	(199)	(3,635)	-	(763)	(4,109)	(8,706)
Other increases / decreases	-	-	-	-	(536)	(536)
Total changes	17,353	(2,426)	-	99	7,558	22,584
Closing balance	17,353	20,951	-	2,578	11,726	52,608

The Company’s lease activities included the following aspects:

(a)	The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c)	These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

Notes to the Consolidated Financial Statements December 31, 2022

14.2	Lease liabilities

	As of December 31, 2022		As of December 31, 2021
Lease liabilities	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	12,149	49,585	7,704	46,519
Total	12,149	49,585	7,704	46,519

i) Current and non-current lease liabilities

Debtor			Creditor			Contract indexation	Type of	Maturity	Effective
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	unit	amortization	date	rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda.	Chile	UF	Monthly	03-31-2025	5.39%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	01-08-2026	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.005.787-8	Obras y Servicios para la Industria y Minería S.A.	Chile	Peso	Monthly	12-15-2026	2.61%
79.626.800-K	SQM Salar S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	06-01-2026	0.00%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	Peso	Monthly	11-24-2025	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.158.471-5	Sociedad Inmobiliaria Amaru SpA	Chile	UF	Monthly	07-11-2023	2.00%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	06-01-2026	3.26%
79.626.800-K	SQM Salar S.A.	Chile	76.951.498-8	Inversiones y Gestión New Energy SpA	Chile	UF	Monthly	04-01-2024	0.00%
79.626.800-K	SQM Salar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	Chile	UF	Monthly	05-01-2028	2.90%
79.626.800-K	SQM Salar S.A.	Chile	83.472.500-2	Tattersall Maquinarias S.A.	Chile	UF	Monthly	05-01-2028	2.90%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.947.100-0	SQM Industrial S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.947.100-0	SQM Industrial S.A.	Chile	76.320.186-4	Tecno Fast S.A.	Chile	UF	Monthly	12-31-2022	1.44%
96.592.190-7	SQM Nitratos S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
93.007.000-9	SQM S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.662.540-6	Containers Operators S.A.	Chile	UF	Monthly	12-31-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.729.932-K	SAAM Logistics S.A.	Chile	UF	Monthly	08-01-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	07-05-2025	2.97%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	03-01-2029	4.11%

Notes to the Consolidated Financial Statements December 31, 2022

Debtor			Creditor			Contract indexation	Type of	Maturity	Effective
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	unit	amortization	date	rate
76.359.919-1	Orcoma SpA	Chile	70.017.320-8	Obispado de Iquique	Chile	Peso	Monthly	07-12-2036	6.16%
76.359.919-1	Orcoma SpA	Chile	73.190.800-1	Comunidad Indígena Aymara Pueblo de Pisiga Choque	Chile	UF	Monthly	07-12-2024	2.53%
76.359.919-1	Orcoma SpA	Chile	6.848.218-6	Ruth del Carmen Cortez Maturana	Chile	Peso	Monthly	07-12-2031	7.44%
Foreign	SQM North America Corp.	USA	Foreign	Paces West LL.	USA	Dollar	Monthly	12-31-2027	3.36%
Foreign	SQM North America Corp.	USA	Foreign	Hawkins Nunmber One, LLC	USA	Dollar	Monthly	08-31-2024	3.33%
Foreign	SQM North America Corp.	USA	Foreign	Deep South Equipment Company	USA	Dollar	Monthly	03-24-2024	1.33%
Foreign	SQM North America Corp.	USA	Foreign	Tennant-South	USA	Dollar	Monthly	07-02-2023	1.00%
Foreign	SQM North America Corp.	USA	Foreign	Deacon Jones CDJR	USA	Dollar	Monthly	03-30-2024	2.81%
Foreign	SQM North America Corp.	USA	Foreign	Mt Mullahey Inc. Mullahey Chrysler Dodge	USA	Dollar	Monthly	09-11-2022	2.81%
Foreign	SQM North America Corp.	USA	Foreign	Berwyn Partners Inc.	USA	Dollar	Monthly	12-24-2024	1.34%
Foreign	SQM North America Corp.	USA	Foreign	Myers Ford Co Inc.	USA	Dollar	Monthly	06-25-2024	1.51%
Foreign	SQM North America Corp.	USA	Foreign	Ford Motor Credit Company	USA	Dollar	Monthly	05-17-2025	4.19%
Foreign	SQM North America Corp.	USA	Foreign	Porter and Howard INC.	USA	Dollar	Monthly	11-22-2025	5.64%
Foreign	SQM North America Corp.	USA	Foreign	Hanford Chrysler Dodge Jeep	USA	Dollar	Monthly	07-18-2025	4.44%
Foreign	SQM Comercial de México S.A. de C.V.	México	Foreign	Onni Ensenada S.A. de C.V.	México	Dollar	Monthly	12-03-2026	3.45%
Foreign	SQM Comercial de México S.A. de C.V.	México	Foreign	Madol Inmobiliaria S.A. de C.V.	México	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Comercial de México S.A. de C.V.	México	Foreign	Madol Inmobiliaria S.A. de C.V.	México	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Europe N.V.	Bélgica	Foreign	Straatsburgdok N.V.	Bélgica	Euro	Monthly	03-31-2027	1.30%
Foreign	SQM Australia PTY	Australia	Foreign	Eagle Petroleum (WA) Pty Ltd	Australia	Australian dollar	Monthly	06-21-2022	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%
Foreign	SQM Australia PTY	Australia	Foreign	Ausco Modular Pty Limited	Australia	Australian dollar	Monthly	01-31-2023	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	Western Australian Land Authority	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Foreign	SQM Australia PTY	Australia	Foreign	Mining Thiess Pty Ltd.	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Mareauto Colombia S.A.S.	Colombia	COP	Monthly	12-18-2023	2.01%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	10-16-2024	2.72%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	12-27-2024	2.17%
Foreign	SQM África Pty	Sudáfrica	Foreign	Goscor Finance (Pty) Ltd	Sudáfrica	ZAR	Monthly	11-01-2026	8.51%

Notes to the Consolidated Financial Statements December 31, 2022

(a)	As of December 31, 2022 and 2021, current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31, 2022			Current values as of December 31, 2022
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,619	2,159	482	1,483	1,965
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	92	280	372
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	44	136	180
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	49	98	49	49	98
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	21	28
SQM Salar S.A.	Inversiones y Gestión New Energy SpA	108	325	433	108	325	433
SQM Salar S.A.	Jungheinrich Rentalift SpA	130	390	520	112	340	452
SQM Salar S.A.	Tattersall Maquinarias S.A.	55	164	219	47	143	190
SQM Salar S.A.	Obras y Servicios para la industria y Minera S.A	294	882	1,176	267	810	1,077
SQM Salar S.A.	Sociedad Comercial Grandleasing Chile Ltda	20	59	79	20	59	79
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	376	1,144	1,520
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	173	526	699
SQM Industrial S.A.	Jungheinrich Rentalift SpA	30	88	118	28	85	113
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	52	69
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	18	55	73
Orcoma SpA	Obispado de Iquique	1	4	5	1	2	3
Orcoma SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	4	5	1	4	5
Orcoma SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	2	3
Soquimich Comercial S.A.	Muelles de Penco S.A.	84	182	266	77	165	242
Soquimich Comercial S.A.	Muelles de Penco S.A.	43	59	102	44	59	103
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	131	401	532
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A.	58	174	232	54	165	219
SQM North America Corp.	Paces West LL.	56	173	229	47	148	195
SQM North America Corp.	Hawkins Nunmber One, LLC	34	100	134	31	97	128
SQM North America Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North America Corp.	Tennant- South	1	1	2	2	1	3
SQM North America Corp.	Deacon Jones CDJR	2	6	8	2	6	8
SQM North America Corp.	Berwyn Partners Inc.	2	6	8	2	6	8
SQM North America Corp.	Myers Ford Co Inc.	2	6	8	2	5	7
SQM North America Corp.	Ford Motor Credit Company	2	5	7	2	5	7
SQM North America Corp.	Porter and Howard INC	1	4	5	1	3	4
SQM North America Corp.	Hanford Chrysler Dodge Jeep	1	3	4	1	4	5
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	86	264	350
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	46	66	18	44	62
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	16	23	7	16	23
Subtotal		2,639	7,660	10,299	2,351	6,909	9,260

Notes to the Consolidated Financial Statements December 31, 2022

Entidad deudora	Creditor	Nominal amounts as of December 31, 2022			Current values as of December 31, 2022
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	96	290	386
SQM Australia PTY	Ausco Modular Pty Limited	15	-	15	14	-	14
SQM Australia PTY	Western Australian Land Authority	105	387	492	54	94	148
SQM Australia PTY	Kwinana Refinery Lease - Laydown Area	25	74	99	23	71	94
SQM Australia PTY	Thiess Pty Ltd.	640	1,828	2,468	538	1,573	2,111
SQM Australia PTY	Project JV	22	66	88	19	60	79
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	1	4	5	1	4	5
SQM Colombia S.A.S.	Renting Colombia S.A.	2	6	8	2	6	8
SQM Colombia S.A.S.	Renting Colombia S.A.	2	7	9	2	7	9
SQM Africa Pty	Goscor Finance (Pty) Ltd.	12	36	48	8	27	35
Subtotal		926	2,714	3,640	757	2,132	2,889
Total		3,565	10,374	13,939	3,108	9,041	12,149

Notes to the Consolidated Financial Statements December 31, 2022

Debtor	Creditor	Nominal amounts as of December 31, 2021			Current values as of December 31, 2021
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,618	2,158	457	1,407	1,864
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	89	272	361
SQM Salar S.A.	SKM Industrial Ltda.	202	135	337	197	133	330
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	43	132	175
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	146	195	47	144	191
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	20	27
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	364	1,110	1,474
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	541	721	168	512	680
SQM Industrial S.A.	Jungheinrich Rentalift SpA	30	88	118	27	82	109
SQM Industrial S.A.	Tecnofast	18	56	74	18	55	73
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	50	67
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	18	55	73
Orcoma Estudios SpA	Obispado de Iquique	1	4	5	1	1	2
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	5	6	1	4	5
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	1	2
Soquimich Comercial S.A.	Container Operators S.A.	86	257	343	85	257	342
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	41	122	163
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	134	178	44	131	175
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	127	388	515
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	58	174	232	52	161	213
SQM North America Corp.	Paces West LL.	55	168	223	44	138	182
SQM North America Corp.	Hawkins Nunmber One, LLC	32	98	130	30	91	121
SQM North America Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North America Corp.	Tennant- South	2	4	6	1	5	6
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	84	254	338
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	58	78	17	53	70
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	19	25
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	95	288	383
SQM Australia PTY	Ausco Modular Pty Limited	9	25	34	8	24	32
SQM Australia PTY	Western Australian Land Authority	(52)	(227)	(279)	(103)	(244)	(347)
SQM Australia PTY	Eagle Petroleum (WA) Pty Ltd	5	6	11	3	8	11
SQM Australia PTY	Knight Frank	12	-	12	12	-	12
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	2	4	6	2	4	6
SQM Colombia S.A.S.	Renting Colombia S.A.	2	7	9	2	7	9
SQM Colombia S.A.S.	Renting Colombia S.A.	3	7	10	3	7	10
Total		2,367	6,514	8,881	2,009	5,695	7,704

Notes to the Consolidated Financial Statements December 31, 2022

(b)	As of December 31, 2022 and 2021, the non-current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31, 2022				Actual amounts as of December 31, 2022
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	2,698	-	-	2,698	2,606	-	-	2,606
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	800	33	-	833	775	33	-	808
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	370	-	-	370	359	-	-	359
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	62	13	-	75	59	13	-	72
SQM Salar S.A.	Inversiones y Gestión New Energy SpA	144	-	-	144	145	-	-	145
SQM Salar S.A.	Jungheinrich Rentalift SpA	1,041	1,041	217	2,299	943	999	215	2,157
SQM Salar S.A.	Tattersall Maquinarias S.A.	439	439	91	969	397	421	91	909
SQM Salar S.A.	Obras y Servicios para la industria y Minera S.A.	1,176	1,176	1,078	3,430	1,104	1,133	1,064	3,301
SQM Salar S.A.	Sociedad Comercial Grandleasing Chile Ltda	79	79	39	197	79	79	40	198
SQM Industrial S.A.	El Trovador S.A.	3,730	5,595	2,176	11,501	3,182	5,152	2,135	10,469
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	420	-	-	420	417	-	-	417
SQM Industrial S.A.	Jungheinrich Rentalift SpA	98	-	-	98	97	-	-	97
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	61	-	-	61	60	-	-	60
SQM S.A.	Jungheinrich Rentalift SpA	66	-	-	66	65	-	-	65
Orcoma Estudios SpA	Obispado de Iquique	10	14	36	60	5	8	29	42
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	4	-	-	4	3	-	-	3
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	10	30	3	3	18	24
Soquimich Comercial S.A.	Muelles de Penco S.A.	170	102	261	533	153	90	244	487
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,517	-	2,772	1,119	1,455	-	2,574
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A.	349	-	-	349	340	-	-	340
SQM North America Corp.	Paces West LL.	479	508	-	987	431	491	-	922
SQM North America Corp.	Hawkins Nunmber One, LLC	90	-	-	90	89	-	-	89
SQM North America Corp.	Deep South Equipment Company	1	-	-	1	1	-	-	1
SQM North America Corp.	Deacon Jones CDJR	2	-	-	2	2	-	-	2
SQM North America Corp.	Berwyn Partners Inc.	8	-	-	8	8	-	-	8
SQM North America Corp.	Myers Ford Co Inc	4	-	-	4	4	-	-	4
SQM North America Corp.	Ford Motor Credit Company	12	-	-	12	9	-	-	9
SQM North America Corp.	Porter and Howard INC	5	4	-	9	5	4	-	9
SQM North America Corp.	Hanford Chrysler Dodge Jeep	5	3	-	8	5	3	-	8
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	362	-	1,151	738	356	-	1,094
SQM Europe N.V.	Straatsburgdok N.V.	888	564	-	1,452	861	559	-	1,420
Subtotal		15,263	11,462	3,908	30,633	14,064	10,799	3,836	28,699

Notes to the Consolidated Financial Statements December 31, 2022

Debtor	Creditor	Nominal amounts as of December 31, 2022				Actual amounts as of December 31, 2022
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Australia PTY	Kwinana Refinery Lease - Laydown Area	25	-	-	25	24	-	-	24
SQM Australia PTY	Thiess Pty Ltd.	2,231	2,422	-	4,653	2,858	-	-	2,858
SQM Australia PTY	Western Australian Land Authority	1,616	3,162	23,894	28,672	61	1,619	16,102	17,782
SQM Australia PTY	Project JV	83	-	-	83	80	-	-	80
SQM Colombia S.A.S.	Renting Colombia S.A.	7	-	-	7	7	-	-	7
SQM Colombia S.A.S.	Renting Colombia S.A.	11	-	-	11	11	-	-	11
SQM Africa Pty	Goscor Finance (Pty) Ltd.	12	36	48	96	82	42	-	124
Subtotal		3,985	5,620	23,942	33,547	3,123	1,661	16,102	20,886
Total		19,248	17,082	27,850	64,180	17,187	12,460	19,938	49,585

Notes to the Consolidated Financial Statements December 31, 2022

Debtor	Creditor	Nominal amounts as of December 31, 2021				Actual amounts as of December 31, 2021
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	4,317	540	-	4,857	4,036	535	-	4,571
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda,	800	434	-	1,234	754	426	-	1,180
SQM Salar S.A.	SKM Industrial Ltda,	-	-	-	-	-	-	-	-
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda,	386	177	-	563	365	174	-	539
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	98	-	-	98	97	-	-	97
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda,	62	44	-	106	57	43	-	100
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	4,040	13,364	3,086	4,997	3,905	11,988
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,141	-	-	1,141	1,115	-	-	1,115
SQM Industrial S.A.	Jungheinrich Rentalift SpA	216	-	-	216	209	-	-	209
SQM Industrial S.A.	Tecnofast	-	-	-	-	-	-	-	-
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	134	-	-	134	129	-	-	129
SQM S.A.	Jungheinrich Rentalift SpA	145	-	-	145	141	-	-	141
Orcoma Estudios SpA	Obispado de Iquique	10	14	41	65	5	8	32	45
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	8	-	-	8	8	-	-	8
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	14	34	5	8	12	25
Soquimich Comercial S.A.	Container Operators S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	96	-	-	96	96	-	-	96
Soquimich Comercial S.A.	Muelles de Penco S.A.	104	-	-	104	103	-	-	103
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	261	3,399	1,082	1,766	259	3,107
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S,A.	465	116	-	581	444	115	-	559
SQM North America Corp.	Paces West LL,	465	752	-	1,217	403	714	-	1,117
SQM North America Corp.	Hawkins Nunmber One, LLC	224	-	-	224	217	-	-	217
SQM North America Corp.	Deep South Equipment Company	6	-	-	6	6	-	-	6
SQM North America Corp.	Tennant- South	3	-	-	3	3	-	-	3
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	756	-	1,545	713	731	-	1,444
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	65	-	-	65	63	-	-	63
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	24	-	-	24	23	-	-	23
SQM Europe N.V.	Straatsburgdok N.V.	844	1,015	-	1,859	807	1,000	-	1,807
SQM Australia PTY	Ausco Modular Pty Limited	15	-	-	15	15	-	-	15
SQM Australia PTY	Western Australian Land Authority	1,184	2,995	24,724	28,903	(86)	1,146	16,710	17,770
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	6	-	-	6	6	-	-	6
SQM Colombia S.A.S.	Renting Colombia S.A.S.	15	-	-	15	15	-	-	15
SQM Colombia S.A.S.	Renting Colombia S.A.S.	21	-	-	21	21	-	-	21
Total		16,636	14,332	29,080	60,048	13,938	11,663	20,918	46,519

Notes to the Consolidated Financial Statements December 31, 2022

Other lease disclosures

Total lease expenses related to lease payments that did not qualify under the scope of IFRS 16 were ThUS$ 78,880 and ThUS$ 71,897 for the periods ended December 31, 2022 and 2021. See Note 23.8.

Expenses related to variable payments not included in lease liabilities were ThUS$ 3,631 and ThUS$ 1,313 for the periods ending December 31, 2022 and 2021.

Income from subleases on right-of-use assets were ThUS$ 142 and ThUS$ 146 as of December 31, 2022 and 2021, respectively.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Financial Statements December 31, 2022

Note 15	Intangible assets and goodwill

15.1	Reconciliation of changes in intangible assets and goodwill

As of December 31, 2022
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,249
Mining rights	Finite	140,873
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	11,369
Intellectual property	Finite	5,850
Other intangible assets	Finite	86
Intangible assets other than goodwill		166,336
Goodwill	Indefinite	967
Total Intangible Asset		167,303

As of December 31, 2021
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,447
Mining rights	Finite	149,532
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	15,158
Intellectual property	Finite	6,481
Other intangible assets	Finite	131
Intangible assets other than goodwill		179,658
Goodwill	Indefinite	34,596
Total Intangible Asset		214,254

Notes to the Consolidated Financial Statements December 31, 2022

a)	Movements in identifiable intangible assets as of December 31, 2022 and 2021

Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights	Customer-related intangible assets	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	3,447	149,532	4,909	15,158	-	6,481	131	34,596	214,254
Additions	349	1,141	-	-	-	-	14	-	1,504
Amortization for the year	(1,039)	(8,482)	-	(3,789)	-	(476)	(59)	-	(13,845)
Impairment losses recognized in profit or loss for the year (2)	-	(1,228)	-	-	-	-	-	(33,629)	(34,857)
Other increases / decreases for foreign currency exchange rates	(4)	-	-	-	-	(155)	-	-	(159)
Decreases through sale	-	-	-	-	-	-	-	-	-
Transferred from available for sale	-	-	-	-	-	-	-	-	-
Other increases (decreases)	496	(90)	-	-	-	-	-	-	406
Subtotal	(198)	(8,659)	-	(3,789)	-	(631)	(45)	(33,629)	(46,951)
Equity as of December 31, 2022	3,249	140,873	4,909	11,369	-	5,850	86	967	167,303
Historical cost	36,457	162,716	7,420	18,000	1,778	7,215	2,291	4,501	240,378
Accumulated amortization	(33,208)	(21,843)	(2,511)	(6,631)	(1,778)	(1,365)	(2,205)	(3,534)	(73,075)

Equity at January 1, 2021	4,826	150,046	5,343	18,000	-	-	192	41,966	220,373
Additions	296	344	-	-	-	-	9	-	649
Amortization for the year	(1,716)	(2,863)	-	(2,842)	-	(889)	(64)	-	(8,374)
Impairment losses recognized in profit or loss for the year (1)	-	(48)	(430)	-	-	-	-	-	(478)
Other increases / decreases for foreign currency exchange rates	(17)	2,283	(4)	-	-	-	(6)	-	2,256
Decreases through sale	-	-	-	-	-	-	-	-	-
Transferred from available for sale	-	16	-	-	-	-	-	-	16
Other increases (decreases)	58	(246)	-	-	-	7,370	-	(7,370)	(188)
Subtotal	(1,379)	(514)	(434)	(2,842)	-	6,481	(61)	(7,370)	(6,119)
Equity as of December 31, 2021	3,447	149,532	4,909	15,158	-	6,481	131	34,596	214,254
Historical cost	35,616	162,893	7,420	18,000	1,778	7,370	2,277	38,130	273,484
Accumulated amortization	(32,169)	(13,361)	(2,511)	(2,842)	(1,778)	(889)	(2,146)	(3,534)	(59,230)

(1)	See Note 23.5

(2)	A definition made in the fourth quarter of 2022 led to the identification of assets that are not in the company’s long-term business plan. Therefore, the Company recognized impairment for the value of certain intangible assets and associated goodwill in an amount of ThUS$34,149, which are related to the Iodine and Derivatives Cash Generating Unit.

Notes to the Consolidated Financial Statements December 31, 2022

b)	Movements in identifiable goodwill as of December 31, 2022 and 2021:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2022	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A. (*)	22,255	-	(22,255)	(22,255)	-
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	11,383	-	(11,374)	(11,374)	9
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	34,596	-	(33,629)	(33,629)	967
Ending balance as of December 31,2022	34,596	-	(33,629)	(33,629)	967

(*) Based on a quantitative analysis conducted by management, this goodwill was adjusted for impairment based on the assessment that its partial or total book value is not recoverable.

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2021	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V.	11,383	-	-	-	11,383
SQM Holland B.V. (*)	7,370	-	-	(7,370)	-
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	41,966	-	-	(7,370)	34,596
Ending balance as of December 31,2021	41,966	-	-	(7,370)	34,596

(*) The measurement of assets and liabilities related to the acquisition of WNSPK (see Note 7) was completed in 2021 and as a result ThUS$ 7,370 were identified as intellectual property and reclassified from goodwill as a consequence.

Notes to the Consolidated Financial Statements December 31, 2022

Note 16	Property, plant and equipment

As of December 31, 2022, and 2021, the detail of property, plant and equipment is as follows:

16.1	Types of property, plant and equipment

Description of types of property, plant and equipment	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,482	23,507
Buildings	273,913	270,563
Other property, plant and equipment	34,960	32,846
Transport equipment	9,487	2,463
Supplies and accessories	4,798	5,556
Office equipment	1,355	1,386
Network and communication equipment	1,872	1,359
Mining assets	60,284	38,241
IT equipment	3,147	3,570
Energy generating assets	3,253	3,970
Constructions in progress	1,328,508	731,787
Machinery, plant and equipment	981,779	896,977
Total	2,726,838	2,012,225
Property, plant and equipment, gross
Land	23,482	23,507
Buildings	803,398	767,096
Other property, plant and equipment	250,058	239,582
Transport equipment	21,343	13,357
Supplies and accessories	29,426	28,786
Office equipment	13,141	12,943
Network and communication equipment	10,878	9,577
Mining assets	230,803	195,889
IT equipment	31,197	30,456
Energy generating assets	38,540	38,540
Constructions in progress	1,328,508	731,787
Machinery, plant and equipment	3,716,440	3,464,881
Total	6,497,214	5,556,401
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(529,485)	(496,533)
Accumulated depreciation and impairment of other property, plant and equipment	(215,098)	(206,736)
Accumulated depreciation and impairment of transport equipment	(11,856)	(10,894)
Accumulated depreciation and impairment of supplies and accessories	(24,628)	(23,230)
Accumulated depreciation and impairment of office equipment	(11,786)	(11,557)
Accumulated depreciation and impairment of network and communication equipment	(9,006)	(8,218)
Accumulated depreciation and impairment of mining assets	(170,519)	(157,648)
Accumulated depreciation and impairment of IT equipment	(28,050)	(26,886)
Accumulated depreciation and impairment of energy generating assets	(35,287)	(34,570)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,734,661)	(2,567,904)
Total	(3,770,376)	(3,544,176)

Notes to the Consolidated Financial Statements December 31, 2022

Description of classes of property, plant and equipment	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	32,120	28,889
Conveyor Belt	17,135	18,294
Crystallizer	48,582	20,189
Plant Equipment	163,594	168,370
Tanks	25,923	22,358
Filter	47,976	41,438
Electrical equipment/facilities	110,275	97,594
Other Property, Plant & Equipment	112,628	71,150
Site Closure	36,673	34,248
Piping	107,481	106,317
Well	177,708	202,982
Pond	41,729	42,547
Spare Parts (1)	59,955	42,601
Total	981,779	896,977

(1)	The reconciliation of the spare parts provisions as of December 31, 2022 and 31, 2021 is as follows:

Conciliation	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Opening balance	48,262	42,881
Increase in provision	3,810	5,381
Closing balance	52,072	48,262

Notes to the Consolidated Financial Statements December 31, 2022

16.2	Conciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2022 and 2021:

Reconciliation of changes in property, plant and equipment by class	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Additions	-	495	425	146	4	7	152	-	270	-	922,690	7,194	931,383
Disposals	-	-	-	-	-	-	-	-	-	-	-	(19)	(19)
Depreciation for the year	-	(32,915)	(8,691)	(962)	(1,400)	(248)	(788)	(12,871)	(1,256)	(717)	-	(158,865)	(218,713)
Impairment (2)	-	(156)	-	-	-	-	-	-	-	-	-	(7,928)	(8,084)
Increase (decrease) in foreign currency translation difference	(5)	(7)	-	-	-	(1)	-	-	-	-	-	(20)	(33)
Reclassifications	121	37,147	10,449	7,840	726	213	1,149	34,914	582	-	(316,994)	223,853	-
Other increases (decreases) (1)	-	(1,127)	(69)	-	(88)	(2)	-	-	(19)	-	(8,975)	20,587	10,307
Decreases for classification as held for sale	(141)	(87)	-	-	-	-	-	-	-	-	-	-	(228)
Subtotal	(25)	3,350	2,114	7,024	(758)	(31)	513	22,043	(423)	(717)	596,721	84,802	714,613
Equity as of December 31, 2022	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Historical cost	23,482	803,398	250,058	21,343	29,426	13,141	10,878	230,803	31,197	38,540	1,328,508	3,716,440	6,497,214
Accumulated depreciation	-	(529,485)	(215,098)	(11,856)	(24,628)	(11,786)	(9,006)	(170,519)	(28,050)	(35,287)	-	(2,734,661)	(3,770,376)

Equity at January 1, 2021	23,579	239,666	35,418	2,880	4,183	459	1,272	47,052	4,083	4,878	486,345	887,504	1,737,319
Additions	-	-	346	-	-	29	58	-	232	-	470,112	756	471,533
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation for the year	-	(30,872)	(7,848)	(759)	(1,384)	(383)	(539)	(10,138)	(1,387)	(908)	-	(141,460)	(195,678)
Impairment (2)	-	(456)	(75)	-	(16)	(8)	-	-	(8)	-	-	(5,019)	(5,582)
Increase (decrease) in foreign currency translation difference	(72)	(80)	(1)	-	-	(1)	-	-	-	-	-	(69)	(223)
Reclassifications	-	62,291	5,008	354	2,773	1,290	553	1,327	557	-	(224,945)	150,792	-
Other increases (decreases) (1)	-	14	(2)	(12)	-	-	15	-	93	-	275	4,473	4,856
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotale	(72)	30,897	(2,572)	(417)	1,373	927	87	(8,811)	(513)	(908)	245,442	9,473	274,906
Equity as of December 31, 2021	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Historical cost	23,507	767,096	239,582	13,357	28,786	12,943	9,577	195,889	30,456	38,540	731,787	3,464,881	5,556,401
Accumulated depreciation	-	(496,533)	(206,736)	(10,894)	(23,230)	(11,557)	(8,218)	(157,648)	(26,886)	(34,570)	-	(2,567,904)	(3,544,176)

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

(2) See note 23.5. This corresponds to assets identified as not being used in the operation due to their specific characteristics.

Notes to the Consolidated Financial Statements December 31, 2022

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Cost of capitalized interest, property, plant and equipment

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	4%	4%
Amount of capitalized interest costs in ThUS$	24,708	14,206

Notes to the Consolidated Financial Statements December 31, 2022

Note 17	Other current and non-current non-financial assets

As of December 31, 2022, and 2021, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Domestic Value Added Tax	81,361	26,356
Foreign Value Added Tax	66,926	14,395
Prepaid mining licenses	1,122	1,233
Prepaid insurance	33,896	20,443
Other prepayments	1,230	659
Refund of Value Added Tax to exporters	3,020	-
Other taxes	7,512	6,030
Other assets	1,268	754
Total	196,335	69,870

Other non-financial assets, non-current	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Exploration and evaluation expenses	44,023	26,752
Guarantee deposits	717	622
Other assets	7,656	6,113
Total	52,396	33,487

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2022, and 2021:

Conciliation	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Opening balance	26,752	17,883
Change in assets for exploration and evaluation of mineral resources
Additions	11,341	8,071
Short term reclassifications	(465)	83
Increase (decrease) due to transfers and other charges	6,395	715
Total changes	17,271	8,869
Total	44,023	26,752

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Financial Statements December 31, 2022

Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: execution, economically feasible, not economically feasible and in exploitation:

(a)       Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of December 31, 2022, and December 31, 2021 there were no disbursements for this concept.

(b)       Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress.

Explorations in execution	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Chile	3,699	1,000
Total	3,699	1,000

Conciliation of explorations in execution	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Opening balance	1,000	2,666
Disbursements	4,227	1,736
Reclassifications	(1,528)	(3,402)
Total changes	2,699	(1,666)
Total	3,699	1,000

(c)       Economically feasible: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

Prospecting	Type of Exploration	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	36,327	18,154
Total		36,327	18,154

(1) The value presented for Chile is composed as of December 2022 for ThUS 11,417, corresponding to non-metallic explorations and evaluations and ThUS$ 24,910 associated with metallic explorations. In December 2021, the amounts of non-metallic and metallic explorations were ThUS$ 6,550 ThUS$ 11,604, respectively.

Notes to the Consolidated Financial Statements December 31, 2022

Prospecting conciliation	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Opening balance	18,154	10,872
Additions	11,341	8,071
Reclassifications from Exploration in execution – Chile	8,864	1,906
Reclassifications to Exploration in Exploitation-Chile	(2,032)	(2,695)
Total changes	18,173	7,282
Total	36,327	18,154

(d)       In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as “Current Assets” in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-Term Exploitation Conciliation	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Opening balance	1,235	1,318
Amortization	-	(1,359)
Reclassifications	465	1,276
Total changes	465	(83)
Total	1,700	1,235

Long-Term Exploitation Conciliation	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Opening balance	8,598	7,011
Amortization	(2,421)	-
Reclassifications	1,519	1,587
Total changes	(902)	1,587
Total	7,696	8,598

Notes to the Consolidated Financial Statements December 31, 2022

Note 18	Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Current
Profit sharing and bonuses	2,270	1,383
Performance bonds and operational targets	33,106	25,392
Total	35,376	26,775
Non-current
Profit sharing and bonuses	8,973	-
Severance indemnity payments	34,899	27,099
Total	43,872	27,099

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company’s employees. This is divided as follows:

a)	Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)	Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c)	Obligations after employee retirement, described in Note 18.4.

d)	Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Financial Statements December 31, 2022

18.3	Other long-term benefits

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.

18.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company.

A l was reflected in the last quarter of 2022 for the purchase of annuities by the pension plan for all inactive participants.

Conciliation Changes in the benefit obligation	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Opening balance	9,550	9,864
Current cost of service	-	-
Interest cost	255	240
Actuarial gain loss	(1,357)	(135)
Liquidation	(7,739)	-
Benefits paid during the year	(430)	(419)
Total	279	9,550

Notes to the Consolidated Financial Statements December 31, 2022

Conciliation Changes in the plan assets	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Fair value of plan assets at the beginning of the year	13,497	12,888
Real return (loss) in the plan assets	(346)	1,028
Benefits paid	(430)	(419)
Liquidation	(7,739)	-
Fair Value of plan assets at the end of the year	4,982	13,497
Non-current assets	4,703	3,947
Elements not yet recognized as components of the cost of periodic net pensions:
Net actuarial loss at the beginning of the year	1,039	192
Liquidation loss	(1,627)	-
Gain	647	847
Adjustment to recognize the minimum pension obligation	59	1,039

Cost of service or benefits received during the year	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Financial cost	255	240
Real loss in plan assets	(363)	(316)
Liquidation loss	(1,627)	-
Net periodic pension expenses	(1,735)	(76)

Notes to the Consolidated Financial Statements December 31, 2022

18.5	Staff severance indemnities

As of December 31, 2022, and 2021, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Opening balance	(27,099)	(32,199)
Current cost of service	(4,204)	(4,978)
Interest cost	(1,928)	(1,303)
Actuarial gain loss	(5,305)	3,999
Exchange rate difference	551	4,971
Benefits paid during the year	3,086	2,411
Total	(34,899)	(27,099)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2022	As of December 31, 2021	Annual/Years
Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	5.12%	5.67%
Voluntary retirement rate:
Men	6.49%	6.49%	Annual
Women	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)	Sensitivity analysis of assumptions

As of December 31, 2022, and 2021, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2022	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,090)	2,352
Employee turnover rate	(274)	307

Sensitivity analysis as of December 31, 2021	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,614)	1,817
Employee turnover rate	(212)	237

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Financial Statements December 31, 2022

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of December 31, 2022:

I)	Share-based compensation plan

Plan established for the 2017-2022 period for granting payments based on the change in the price of company shares. The benefit program includes a partial payment in shares where a contract is terminated for causes different from resignation and the application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants and payment dates

The compensation plan considers 29 Company’s executives, who are entitled to this benefit, provided that they stay with the Company until a given date, recognizing on an accrual basis: i) a 2021 bonus, which will be made effective by paying 146,708 shares distributed between the four quarters of 2021, and ii) a 2022 bonus for 42,032 shares, which will be made effective the first quarter of 2023.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying:

i)	the average price of the series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, in its US dollar equivalent (with a value of US$ 41.93 per share).

ii)	the average price of SQM’s series B shares during the final quarter of 2022, subject to a limit of US$ 54 per share.

iii)	by a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

The current compensation plan was approved by the Board and includes 188,740 shares. The effects on the statement of results correspond to a charge of ThUS$ 2,251 and ThUS$ 5,978 on the result for the periods ending on December 31, 2022 and 2021. 188,740 shares were paid out up to December 31, 2022.

II)	Financial target compensation plan

(a)	Plan characteristics

This compensation plan is linked to the Company’s attainment of specific financial targets. The benefit program includes a partial payment in shares where a contract is terminated for causes different from resignation and the application of Article 160 of the Labor Code.

(b)	Plan participants and payment dates

A total of 42 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.

This compensation plan was approved by the Board and was first applied on January 1, 2022. Expenditure for the period corresponds to ThUS$8,495 as of December 31, 2022.

Notes to the Consolidated Financial Statements December 31, 2022

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

	As of December 31, 2022			As of December 31, 2021
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	52,106	1,603	53,709	48,518	1,223	49,741
Provision for dismantling, restoration and rehabilitation cost (2)	-	53,995	53,995	-	58,592	58,592
Other provisions (3)	1,251,040	2,455	1,253,495	269,148	1,223	270,371
Total	1,303,146	58,053	1,361,199	317,666	61,038	378,704

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).

(2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.

(3) See Note 19.2.

Notes to the Consolidated Financial Statements December 31, 2022

19.2	Description of other provisions

Current provisions, other short-term provisions	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Rent under Lease contract (1)	1,189,326	260,889
Provision for additional tax related to foreign loans	1,085	1,027
End of agreement bonus	35,819	2,792
Directors’ per diem allowance	4,250	3,938
Miscellaneous provisions	20,560	502
Total	1,251,040	269,148

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. This agreement has been amended since it was signed, and it is reasonable to expect that it will continue to be amended as mutually agreed by the parties.

Additionally, SQM Salar commits to contribute to research and development efforts, as well as to the communities in close proximity to the Salar de Atacama and provide a percentage of total annual sales of SQM Salar to regional development.

SQM Salar commits to contribute between US$10.8 million and US$18.9 million per year to research and development efforts, between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

Notes to the Consolidated Financial Statements December 31, 2022

19.3	Changes in provisions

Description of items that gave rise to variations as of December 31, 2022	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	49,741	58,592	270,371	378,704
Changes
Additional provisions	3,981	7,085	3,045,758	3,056,824
Provision used	-	-	(2,060,321)	(2,060,321)
Increase(decrease) in foreign currency exchange	(1)	(35)	4	(32)
Others	(12)	(11,647)	(2,317)	(13,976)
Total Increase (decreases)	3,968	(4,597)	983,124	982,495
Total	53,709	53,995	1,253,495	1,361,199

Description of items that gave rise to variations as of December 31, 2021	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	10,165	61,265	95,353	166,783
Changes
Additional provisions	48,012	7,302	232,254	287,568
Provision used	(8,399)	-	(56,959)	(65,358)
Increase(decrease) in foreign currency exchange	(37)	-	(35)	(72)
Others	-	(9,975)	(242)	(10,217)
Total Increase (decreases)	39,576	(2,673)	175,018	211,921
Total	49,741	58,592	270,371	378,704

Notes to the Consolidated Financial Statements December 31, 2022

19.4	Other non-financial liabilities, Current

Description of other liabilities	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Tax withholdings	46,518	21,546
VAT payable	43,439	26,111
Guarantees received	743	746
Accrual for dividend	7,370	34,184
Monthly tax provisional payments	289,326	23,319
Deferred income	19,341	5,605
Withholdings from employees and salaries payable	7,242	5,587
Accrued vacations (1)	29,642	23,467
Other current liabilities	2,856	1,109
Total	446,477	141,674

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Financial Statements December 31, 2022

Note 20	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of December 31, 2022	As of December 31, 2021	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	(721,980)	204,692	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.29	4.62	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	79.37%	18.41%	Profit for the year divided by Total Equity	Profit for the year / Equity
Adjusted EBITDA (ThUS$)	5,838,439	1,185,453	Adjusted EBITDA	Profit (loss) + Depreciation and Amortization Expenses adjustments + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses by function – Finance Income – Currency differences
EBITDA (ThUS$)	5,817,605	1,140,086	EBITDA	Profit (loss) + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	78.61%	20.68	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	(0.15)	0.06	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments bases on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

Notes to the Consolidated Financial Statements December 31, 2022

20.2	Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must ensure that the Borrowing Ratio remains below 1.0, with respect to the Series H, Series O and Series Q bonds. This ratio was redefined at the Bondholders’ Meeting held in September 2020, as the result of dividing Net Financial Debt by the company’s Total Equity. Previously it had been defined as Total Liabilities divided by Equity, and the limit for this ratio was 1.44, with a prepayment option for bondholders if this ratio rose above 1.2. As of December 31, 2022 this ratio was (0.15).

The financial restrictions with respect to the bonds issued by the Company for the periods ended December 31, 2022 and 2021 are as follows.

As of December 31, 2022	Financial restrictions (member)
	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	(0.15)	(0.15)	(0.15)	(0.15)
Fulfilled YES/NO	yes	yes	yes	yes

As of December 31, 2021	Financial restrictions (member)
	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.06	0.06	0.06	0.06
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company is also committed to provide quarterly financial information.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Financial Statements December 31, 2022

20.3	Disclosures on preferred share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders’ Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At December 31, 2022, the Group hold 648 Series A shares treasury shares.

Detail of capital classes in shares:

As of December 31, 2022, the Company has placed share issues in the market as described in note 1.7:

Type of capital in preferred shares	As of December 31, 2022		As of December 31, 2021
	Series A	Series B	Series A	Series B

Description of type of capital in shares
Number of authorized shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of subscribed, partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	648	-	648	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	1,442,893	134,750	1,442,893
Total number of subscribed shares	142,819,552	142,818,904	142,819,552	142,818,904

Notes to the Consolidated Financial Statements December 31, 2022

20.4	Disclosures on reserves in Equity

As of December 31, 2022, and 2021, this caption comprises the following:

Disclosures on reserves in equity	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(8,042)	(7,913)
Reserve for cash flow hedges (2)	(14,575)	(34,025)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(10,973)	(11,146)
Reserve for actuarial gains or losses in defined benefit plans (4)	(9,198)	(4,174)
Other reserves	11,663	13,103
Total	(31,125)	(44,155)

(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

(3) This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Financial Statements December 31, 2022

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balances as of January 1, 2021	(11,569)	6,173	(1,682)	(10,527)	1,847	10,176	(3,304)	16,318	10,571	(3,139)	7,432
Movement of reserves	4,046	(52,762)	14,246	4,648	(142)	(12,072)	3,818	134	(56,006)	17,922	(38,084)
Effect on profit and loss	(390)	-	-	-	-	-	-	(3,349)	(3,739)	-	(3,739)
Reclassification to retained earnings	-	-	-	-	-	(13,375)	3,611	-	(13,375)	3,611	(9,764)
As of December 31, 2021	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)
Movement of reserves	(129)	26,622	(7,172)	(6,276)	1,252	190	(17)	(985)	19,422	(5,937)	13,485
Effect on profit and loss	-	-	-	-	-	-	-	(455)	(455)	-	(455)
Reclassification to retained earnings	-	-	-	-	-	-	-	-	-	-	-
Balances as of December 31, 2022	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)

(1) See details on reserves for foreign currency translation differences on conversion in Note 25, letter a).

Notes to the Consolidated Financial Statements December 31, 2022

Other reserves

This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	-	455
Soquimich Comercial S.A.	(401)	-
SQM Vitas Fzco	85	(38)
Pavoni & C. Spa	7	7
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121
SQM Industrial S.A.	-	707
Others	(721)	(721)
Total Other reserves	11,663	13,103

20.5	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated profit for each year.

Dividend policy for commercial year 2022

Company’s dividend policy for the 2022 business year was agreed upon by the Board of Directors on April 26, 2022. On that occasion, the following was decided:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:

(i)	100% of the profit for 2022 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(ii)	80% of the profit for 2022 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(iii)	60% of the profit for 2022 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2022 net income.

Notes to the Consolidated Financial Statements December 31, 2022

(b)	Distribute and pay in 2022 interim dividends, which will be charged against the aforementioned final dividend.

(c)	The amount of the provisional dividends may be higher or lower, provided that, based on the information available to the Board of Directors on the date when their distribution is agreed to, this will not have a negative or material effect on the Company’s ability to carry out its investments, meet its obligations, and in general to comply with the investment and financing policy approved by the Ordinary Shareholders’ Meeting.

(d)	At the ordinary meeting to be held in 2023, the Company’s Board of Directors will propose a final dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the provisional dividends previously distributed in 2022.

(e)	Any remaining amount from the net profits from 2022 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated profit that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

(f)	The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual profits obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.

20.6	Interim and provisional dividends

On April 26, 2022, the Board of Directors agreed to pay a final dividend equivalent to US$ 0.09691 per share which the Company must pay to reach the amount of US$2.04964 for the final dividend as per the Policy. This final dividend already considers the first interim dividend of US$ 0.23797 per share, the second interim dividend of US$ 0.31439 per share, and the eventual dividend of US$ 1.40037 per share that were paid in 2021.

On May 18, 2022, the Board agreed to pay an interim dividend equal to US$ 2.78716 per share against the company’s 2022 profits. This quantity will be paid in its Chilean peso equivalent at the Observed US Dollar rate published in the Official Gazette on June 6, 2022.

On August 17, 2022, the Board agreed to pay an interim divided equal to US$ 1.84914 per share, charged against the Company’s profits from 2022. That amount will be paid in its Chilean peso equivalent at the Observed US Dollar rate published in the Official Gazette on October 3, 2022.

On November 21, 2022, the Board of Directors agreed to pay an interim dividend equivalent to US$ 3.08056 per share charged to the Company’s 2022 fiscal year profits. This amount will be paid in pesos, the national currency based on the observed US dollar value published in the Official Gazette on December 12, 2022.

Notes to the Consolidated Financial Statements December 31, 2022

20.7	Potential and provisional dividends

Dividends discounted from equity from January to December 2022 and January to December 2021 were the following:

Dividends	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Interim dividend	2,204,229	157,774
Special dividend	-	399,998
Dividend according to policy	-	27,681
Owners of the Parent	2,204,229	585,453
Special dividend	-	5,904
Dividend according to policy	7,369	6,504
Non-controlling interests	7,369	12,408
Dividends discounted from equity for the period	2,211,598	597,861

Notes to the Consolidated Financial Statements December 31, 2022

Note 21	Contingencies and restrictions

In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

21.1	Lawsuits and other relevant events

(a)	In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(b)	In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(c)	In December 2010, the city of Pomona in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers. On January 27, 2022, a judgment was issued against SQM NA for MUS$ 48.1, which has been appealed. The Company has recorded a charge of MUS$ 48.1 million, before taxes to the income statement for the year ended December 30, 2021.

(d)	In December 2010, the city of Lindsay in California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, the trial is currently suspended.

(e)	In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged extracontractual liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately US$ 1.2 million. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, which will make a determination on the motion for appeal and cassation brought about on behalf of the plaintiff.

(f)	In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. The arbitration is currently in the evidence stage.

(g)	In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruzla and Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. This discussion stage has concluded. For more information, see Note 21.4.

Notes to the Consolidated Financial Statements December 31, 2022

(h)	The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to US$ 1.2 million.

(i)	The Company has initiated an arbitration process against the company Sierra Gorda S.C.M. due to controversies originating from the Mining, Royalties and Other Sales Contract dated December 16, 2011. Sierra Gorda S.C.M. has filed counterclaims against the Company. The counterclaims filed against the Company amount to US$ 46 million. On October 4, 2022, a judgment was issued ordering the Company to pay US$ 3.6 million as a fine. This judgment was appealed by the Company, which is pending resolution before the Court of Appeals of Santiago.

(j)	Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration, and its resolution is currently pending.

(k)	On January 7, 2021, the Company Ocaña y Vega Limited has requested arbitration against the Company to claim compensation for damages associated with the early termination of two construction contracts. The case has reached the evidence stage, summons to hear judgment. The cost of arbitration is valued at approximately ThUS$ 377.

(l)	On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. at the same arbitration tribunal. The discussion. Both trials have reached the evidence stage

(m)	In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors’ and officers’ liability insurance policy. The discussion stage of this suit is completed.

(n)	In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case has reached the stage of summoning the parties to a conciliation hearing. The amount of the lawsuit is approximately ThUS$542.

Notes to the Consolidated Financial Statements December 31, 2022

(o)	In June 2022, Mrs. Lorena Saa Nuñez and others filed a lawsuit against the Company with the Labor Court of Pozo Almonte seeking compensation for damages moral damages and lost profits resulting from the death of worker Oscar Muñoz Meza. The case has reached the ruling stage. The lawsuit is for approximately ThUS 493.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

21.2	Environmental contingencies

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information modification of follow-up plan variables, and other charges. SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 2019, the Environmental Court of Antofagasta rendered the accepted compliance program null. In October 2020, the SMA formulated new observations for the compliance program, which will enable the incorporation of improvements in line with the ruling of the Environmental Court of Antofagasta. On August 29, 2022, the SMA approved the compliance program presented by SQM Salar, which triggered an appeal filed by the Council of Atacameño Peoples before the Environmental Court of Antofagasta. The Atacameño communities of Peine and Coyo filed requests for injunction against SMA’s resolution, which have been dismissed by the Supreme Court. If the Council of Atacameño Peoples’ claim against SMA’s resolution that approved the compliance program is accepted and the program is annulled, the sanction process against SQM Salar could be resumed. This latter event may consider the application of fines up to MUS$ 9, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

21.3	Tax Contingencies

SQM Salar has filed three tax claims against the SII for taxes levied between tax years 2012 and 2018 (business years 2011 to 2017). The SII has sought to broaden the application of the specific tax on mining activities to the extraction of lithium, a substance that is not concessionable by law. The amount associated with these processes totals US$ 127.1 million, which has been paid by SQM Salar. This amount is recorded under “Non-current tax assets” in the Consolidated State of the Company as of December 31, 2022 and December 31, 2021.

Notes to the Consolidated Financial Statements December 31, 2022

The details of the claims can be found below:

(a)	On August 26, 2016, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessments No. 169, 170, 171 and 172 for tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, of which (i) US$ 11.5 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 6.3 million correspond to interest and associated fines. On June 28, 2022, the Santiago Court of Appeal ruled invalid the first instance ruling handed down by the Tax and Customs Court, ordering the case reopened with the competent judge hearing evidence in the case.

(b)	On March 24, 2017, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessment No. 207 and resolution No. 156, both issued by the SII, for tax years 2015 to 2016. The amount in dispute is US$ 8.6 million, of which (i) US$ 1.3 million correspond to amounts assessed in excess, (ii) US$ 6.9 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 0.4 million correspond to interest and fines. On June 28, 2022, the Santiago Court of Appeal ruled invalid the first instance ruling of the Tax and Customs Court, ordering the case reopened with the competent judge hearing evidence in the case.

(c)	On July 15, 2021, SQM Salar filed a public right annulment suit and tax claim with the First Tax and Customs Court of the Metropolitan Region against tax assessments No. 65 and 66 for the 2017 and 2018 tax years. The amount in dispute is US$ 63.9 million, of which (i) US$ 17.6 million correspond to overcharged amounts, (ii) US$ 30.2 million correspond to the contested tax (minus effect on first category income tax), and (iii) US$ 16.1 million correspond to interest and fines. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar’s claim and ordered that these tax assessments be anulled.

On September 29, 2022, the SII assessed the differences for the 2019 tax year with respect to specific mining tax and other adjustments that totalled US$ 36.8 million, which includes an excess collection of US$ 9.7 million. SQM Salar paid the amount assessed, and has one year to appeal against this assessment, which it intends to do in a vigorous manner. The SII has not issued an assessment claiming differences in specific mining tax filed for tax years 2020 onward. If the SII uses criteria similar to that used in previous years, it may issue an assessment in the future for this period. The Company estimates a potential assessment of US$ 745.3 million (corporate income tax deducted) by the SII, without considering interests and fines.

To date, the Company has recorded no effect corresponding to this tax on its profit and loss.

21.4	Contingencies regarding to the Contracts with Corfo

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruzlay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Salar de Atacama Project Agreement between Corfo and the Company, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Agreement, SQM Salar may be prevented from the exploitation of the mining assets in the Salar de Atacama that it has leased from Corfo.

Notes to the Consolidated Financial Statements December 31, 2022

21.5	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2022, the guarantee amounts to ThUS$ 717.

21.6	Indirect guarantees

As of December 31, 2022, there are no indirect guarantees.

Notes to the Consolidated Financial Statements December 31, 2022

Note 22	Environment

22.1	Disclosures of disbursements related to the environment

Environmental protection, respect for human rights and overall impact on sustainability are ongoing concerns of the Company, both in its productive processes and throughout the supply chain. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy and human rights policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific measurable internal goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are:

i)	A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual).

ii)	A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit.

iii)	Ensure that all our products are carbon neutral by 2040 and in the case of lithium, iodine and potassium chloride, this goal is for 2030.

iv)	Stimulate more and better instances for dialog with the communities near the operations.

During the year 2022 we have been making progress with each of these goals, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these goals.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a “zone saturated with MP10 Particles” mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the “Decontamination Plan for Tocopilla” was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port, these measures have been timely implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments.

In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena (ME) and the Nueva Victoria plant (NV). This effort is being accompanied by outreach activities for the community and development of sites of interest.

Notes to the Consolidated Financial Statements December 31, 2022

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development. In order to do so, it acts both individually and in conjunction with private and public entities.

22.2	Detailed information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of December 31, 2022 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$ 44,180 and are detailed as follows:

Notes to the Consolidated Financial Statements December 31, 2022

Accumulated expenses as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	14,955	12-31-2022
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	102	07-26-2022
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	434	09-28-2022
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	844	09-30-2022
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	410	09-30-2022
SQM S.A.	01-S015900 - SQM Sustainability	Environmental processing	Expense	30	08-10-2022
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	201	06-10-2022
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	Environmental processing	Assets	44	08-30-2022
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	Environmental processing	Assets	71	09-30-2022
SQM S.A.	01-P010400 - Adaptation of dispatch warehouse PV	Environmental processing	Assets	44	06-22-2023
SQM S.A.	01-I041400 - DIA New ponds and stockpiles at Sur Viejo	Environmental processing	Expense	45	04-21-2022
SQM S.A.	01-I044400 - Improvement of NV heritage storage facility and offices	Sustainability: Environment and Risk Prevention	Expense	1	05-24-2022
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	Environmental processing	Expense	448	09-12-2022
SQM S.A.	01-I050900 - Responsible Behavior	Sustainability: Environment and Risk Prevention	Expense	188	09-22-2022
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	854	09-30-2022
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	Sustainability: Environment and Risk Prevention	Assets	219	09-09-2022
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments	Sustainability: Environment and Risk Prevention	Expense	405	09-30-2022
SQM S.A.	01-P012000 - Setting up infrastructure for Respel, maintenance workshop	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2022
SQM S.A.	01-I063000 - Installation of solar panels for NV new laboratory	Sustainability: Environment and Risk Prevention	Assets	36	01-31-2022
SQM S.A.	01-I062600 - Improved lighting at NV due to environmental and security standards	Sustainability: Environment and Risk Prevention	Assets	33	12-31-2022
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	Sustainability: Environment and Risk Prevention	Assets	162	03-31-2022
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	7	03-31-2022
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	Environmental processing	Expense	126	09-01-2022
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	941	09-07-2022
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	18	04-30-2022
SQM Industrial S.A.	04-I038600 - Monitoring extractions NV	Sustainability: Environment and Risk Prevention	Assets	512	06-16-2022
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	60	04-05-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	11	02-04-2022
SQM Industrial S.A.	04-M005400 - Rio Loa preventive monitoring (water and aquatic biota quality)	Sustainability: Environment and Risk Prevention	Expense	25	02-15-2022
SQM Industrial S.A.	04-J013500 - Handling of equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	5	03-30-2022
SQM Industrial S.A.	04-J015800 - Other 2019 industry regularizations	Sustainability: Environment and Risk Prevention	Expense	13	09-13-2022
SQM Industrial S.A.	04-M005600 - Improve N&Y warehouse	Sustainability: Environment and Risk Prevention	Assets	20	09-30-2022
SQM Industrial S.A.	04-I050100 - Engineering for Orcoma seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	316	09-28-2022
SQM Industrial S.A.	04-F000200 - Reopening of Pampa Blanca Project - Mine Operations Center / Conveyors	Sustainability: Environment and Risk Prevention	Assets	835	09-30-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	34	04-20-2022
SQM Industrial S.A.	04-I052600 - Construction of Waste Salt Yards	Sustainability: Environment and Risk Prevention	Assets	1,440	08-31-2022
Subtotal				23,893

Notes to the Consolidated Financial Statements December 31, 2022

Accumulated expenses as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Industrial S.A.	04-J029100 - Sustainability program support	Sustainability: Environment and Risk Prevention	Assets	139	09-30-2022
SQM Industrial S.A.	04-J029200 - Electric ground transportation	Sustainability: Environment and Risk Prevention	Assets	722	09-30-2022
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Sustainability: Environment and Risk Prevention	Assets	5,256	09-30-2022
SQM Industrial S.A.	04-J031700 - Standardization of the prilling and drying plant as per DS-43 and RCA	Sustainability: Environment and Risk Prevention	Assets	129	09-30-2022
SQM Industrial S.A.	04-J032700 - Purchase Maxus electric truck	Sustainability: Environment and Risk Prevention	Assets	280	08-24-2022
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	15	05-19-2022
SQM Industrial S.A.	04-J028800 - Implementation of Economizers and structural improvements, NPT2	Sustainability: Environment and Risk Prevention	Assets	17	05-03-2022
SQM Industrial S.A.	04-I061600 - Improvements and Cleaning Nueva Victoria Industrial Yard	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2022
SQM Industrial S.A.	04-I062400 - NV Tarp Analytic Video	Sustainability: Environment and Risk Prevention	Assets	6	12-31-2022
SQM Industrial S.A.	04-S022100 - Recovery of Prill Heat in CS/Electric Buses	Sustainability: Environment and Risk Prevention	Assets	163	12-31-2022
SIT S.A.	03-T009900 - Air quality monitoring system for Tocopilla	Sustainability: Environment and Risk Prevention	Assets	8	04-21-2022
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	8	07-31-2022
SIT S.A.	03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex)	Sustainability: Environment and Risk Prevention	Assets	766	09-30-2022
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Sustainability: Environment and Risk Prevention	Assets	184	12-31-2022
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	28	09-30-2022
SQM Salar S.A.	19-L021400 - Environmental monitoring 2019 PSA	Environmental processing	Expense	34	08-31-2022
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	151	09-30-2022
SQM Salar S.A.	19-S016300 - Consultancy 2020	Sustainability: Environment and Risk Prevention	Assets	81	07-22-2022
SQM Salar S.A.	19-S016400 - Implement Acquiere BD Ambiental	Sustainability: Environment and Risk Prevention	Assets	1	09-30-2022
SQM Salar S.A.	19-L025800 - Normalization of Energy Administration System	Sustainability: Environment and Risk Prevention	Assets	2	06-30-2022
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Assets	8	02-14-2022
SQM Salar S.A.	19-L025300 - Compliance with health department water permit	Sustainability: Environment and Risk Prevention	Assets	19	09-30-2022
SQM Salar S.A.	19-L030200 - Removal and disposal of non- hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	7	02-28-2022
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	75	09-30-2022
SQM Salar S.A.	19-L029800 - DS43 Adjustment	Environmental processing	Assets	36	08-31-2022
SQM Salar S.A.	19-L030100 - Standardization of Sectoral Environmental Permit 136 for the Salar de Atacama Works	Environmental processing	Expense	15	12-30-2022
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	Environmental processing	Assets	55	08-042022
SQM Salar S.A.	19-L031700 - Regulation of Emissions Sources of Light DS N°43	Sustainability: Environment and Risk Prevention	Assets	735	07-29-2022
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Expense	752	09-30-2022
SQM Salar S.A.	19-L019800 - Salar de Atacama paleoclimatic study	Sustainability: Environment and Risk Prevention	Assets	24	05-31-2022
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	Environmental processing	Expense	4,394	06-30-2022
SQM Salar S.A.	19-S021500 - Improvements to SK-1300 2021	Sustainability: Environment and Risk Prevention	Expense	9	08-18-2022
SQM Salar S.A.	19-C012800 - Capture of CO2	Sustainability: Environment and Risk Prevention	Assets	56	09-29-2022
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	2,102	09-30-2022
SQM Salar S.A.	19-C013700 - Thermosolar plant study	Sustainability: Environment and Risk Prevention	Expense	5	12-31-2022
SQM Salar S.A.	19-L034700 - Electrification of Ponds- Stage III (15 ponds)	Sustainability: Environment and Risk Prevention	Assets	64	09-30-2022
Subtotal				16,350

Notes to the Consolidated Financial Statements December 31, 2022

Accumulated expenses as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Salar S.A.	19-L035100 - MOP G III Critical equipment overhaul	Sustainability: Environment and Risk Prevention	Expense	58	08-31-2022
SQM Salar S.A.	19-L035200 - Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	4	08-04-2022
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	Sustainability: Environment and Risk Prevention	Assets	46	09-30-2022
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	Sustainability: Environment and Risk Prevention	Assets	240	08-31-2022
SQM Salar S.A.	19-L042600 - Installation of solar panels for the Salar Camp	Sustainability: Environment and Risk Prevention	Assets	110	01-31-2022
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	Sustainability: Environment and Risk Prevention	Expense	124	08-31-2022
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation	Sustainability: Environment and Risk Prevention	Assets	38	12-31-2022
SQM Salar S.A.	19-C023000 - Structural modification and compliance with standard DS43	Environmental processing	Assets	48	12-31-2022
SQM Salar S.A.	19-C023800 - Installation and structural adaptations L3 - DS43	Sustainability: Environment and Risk Prevention	Assets	76	12-31-2022
SQM Salar S.A.	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Sustainability: Environment and Risk Prevention	Assets	41	06-30-2022
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	Environmental processing	Assets	1	04-06-2022
SQM Nitratos S.A.	12-F000400 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Assets	320	09-30-2022
SQM Nitratos S.A.	12-I061400 - Installation of fuel catalysts in 16 mining machines	Sustainability: Environment and Risk Prevention	Assets	212	12-31-2022
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	Sustainability: Environment and Risk Prevention	Expense	99	09-21-2022
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	18	09-01-2022
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	53	05-23-2022
Orcoma Spa	15-I039100 - Sectoral Permits and compliance EIA Orcoma Project	Environmental processing	Expense	2,447	09-30-2022
Subtotal				3,937
Total				44,180

Notes to the Consolidated Financial Statements December 31, 2022

Committed expenses for future periods as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	8,149	12-31-2022
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	82	12-31-2022
SQM S.A.	01-I017400 - Development of Pintados and Deposit Humberstone	Sustainability: Environment and Risk Prevention	Expense	117	12-31-2022
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	516	12-31-2022
SQM S.A.	01-I028300 - Implementación PDC 2019 - Proceso sanción Llamara	Sustainability: Environment and Risk Prevention	Expense	171	12-31-2022
SQM S.A.	01-I038400 - Update APT conceptual and numerical hydrogeological model	Sustainability: Environment and Risk Prevention	Expense	42	12-31-2022
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	121	12-31-2022
SQM S.A.	01-I039700 - Adapting Pond Substances NV	Environmental processing	Assets	35	12-31-2022
SQM S.A.	01-P010300 - Adapting pond substances PV	Environmental processing	Assets	267	12-31-2022
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	Environmental processing	Assets	5	12-31-2022
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	Environmental processing	Expense	269	12-31-2022
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	Sustainability: Environment and Risk Prevention	Expense	8	12-31-2022
SQM S.A.	01-S022000 - Sustainability projects SQM-Sustainable luminaires iris-NV	Sustainability: Environment and Risk Prevention	Assets	25	12-31-2022
SQM S.A.	01-F000100 - Pampa Blanca EIA - Sea water Project	Environmental processing	Expense	493	12-31-2025
SQM S.A.	01-F000300 - Pampa Blanca Project Reopening - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	1,090	06-30-2023
SQM S.A.	01-I054700 - Implementation of sustainability project (Wilson’s petrel protection)	Sustainability: Environment and Risk Prevention	Assets	381	12-31-2024
SQM S.A.	01-I054800 - Implementation of environmental commitments for the Tente en el Aire project	Sustainability: Environment and Risk Prevention	Assets	1,095	02-28-2023
SQM S.A.	01-P012000 - Installation of hazardous waste infrastructure, maintenance shop	Sustainability: Environment and Risk Prevention	Expense	43	13-01-2023
SQM S.A.	01-I060400 - Standardization of Core Sample/Finished Product Room	Sustainability: Environment and Risk Prevention	Assets	20	12-31-2023
SQM S.A.	01-I060500 - Improvements to input unloading area	Sustainability: Environment and Risk Prevention	Assets	72	12-31-2022
SQM S.A.	01-I060900 - Regularization of Hazardous Waste Storage Yard and General Storage Areas	Sustainability: Environment and Risk Prevention	Assets	52	12-31-2022
SQM S.A.	01-I062600 - Improved lighting at NV due to environmental and security standards	Sustainability: Environment and Risk Prevention	Assets	25	03-31-2023
SQM Industrial S.A.	04-J013500 - Handling equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	259	12-31-2022
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2022
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	26	12-31-2022
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	29	12-31-2022
SQM Industrial S.A.	04-M003900 - Revocation PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2022
SQM Industrial S.A.	04-J022700 - DIA Integración Faena Coya Sur	Environmental processing	Expense	184	12-31-2022
SQM Industrial S.A.	04-J022800 - Improvements to light pollution (DS 43) INDUSTRIAL	Sustainability: Environment and Risk Prevention	Assets	2,659	12-31-2022
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	8	12-31-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	403	12-31-2022
SQM Industrial S.A.	04-J025000 - Scrubber Calderas NPT3	Sustainability: Environment and Risk Prevention	Assets	200	12-31-2022
SQM Industrial S.A.	04-M005400 - Rio Loa Preventive Monitoring (Water and Aquatic Biota Quality)	Sustainability: Environment and Risk Prevention	Expense	88	12-31-2022
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	43	07-31-2024
SQM Industrial S.A.	04-S022100 - Prilled heat recovery in electric CS/Buses	Sustainability: Environment and Risk Prevention	Assets	27	12-31-2022
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors	Sustainability: Environment and Risk Prevention	Assets	391	06-30-2023
Subtotal				17,450

Notes to the Consolidated Financial Statements December 31, 2022

Committed expenses for future periods as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Industrial S.A.	04-J028700 - Electromobility pilot for passenger transportation	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2022
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	Sustainability: Environment and Risk Prevention	Assets	148	12-31-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	1,548	12-31-2022
SQM Industrial S.A.	04-I052600 – Construction of courts sales descart	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2022
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	Sustainability: Environment and Risk Prevention	Assets	140	12-31-2022
SQM Industrial S.A.	04-J029100 - Sustainability program support	Sustainability: Environment and Risk Prevention	Assets	11	12-31-2022
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Sustainability: Environment and Risk Prevention	Assets	49,744	06-30-2024
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Sustainability: Environment and Risk Prevention	Assets	121	12-31-2022
SQM Industrial S.A.	04-I061300 - Reduction of water loss due to solar evaporation	Sustainability: Environment and Risk Prevention	Assets	55	11-30-2022
SQM Industrial S.A.	04-J032700 - Purchase of Maxus electric truck	Sustainability: Environment and Risk Prevention	Assets	50	07-31-2022
SQM Industrial S.A.	04-I061600 - Improvement and Cleaning of Nueva Victoria Industrial Yard	Sustainability: Environment and Risk Prevention	Expense	171	04-30-2023
SQM Industrial S.A.	04-I062400 - Analytical Video Coating Machines NV	Sustainability: Environment and Risk Prevention	Assets	9	12-31-2022
SIT S.A.	03-T009900 - Air quality monitoring system Tocopilla	Sustainability: Environment and Risk Prevention	Assets	23	12-31-2022
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	21	12-31-2022
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	9	12-31-2022
SIT S.A.	03-T012900 - Muros de Hormigón Armando Cancha 6 y 12	Sustainability: Environment and Risk Prevention	Assets	466	12-31-2022
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-L019800 - Paleoclimate Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	2	12-31-2022
SQM Salar S.A.	19-L020000 - Improvement of Operational Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-S013400 - Online monitoring	Sustainability: Environment and Risk Prevention	Expense	199	12-31-2022
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	29	12-31-2022
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2022
SQM Salar S.A.	19-S016500 - Incorporation of IA prediction test models	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	98	12-31-2022
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	3	12-31-2022
SQM Salar S.A.	19-L030700 - Well electrification, second stage	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L031300 - Cumplimiento FM Global Área De Mantención	Environmental processing	Expense	88	12-31-2022
SQM Salar S.A.	19-L031700 - Regularización de Fuentes Emisoras de Luz DS N°43	Environmental processing	Assets	2	12-31-2022
SQM Salar S.A.	19-L032000 - Salar Sustainability Project	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2022
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	Environmental processing	Expense	4	12-31-2023
SQM Salar S.A.	19-C012800 - CO2 Capture	Sustainability: Environment and Risk Prevention	Assets	1,961	12-31-2023
SQM Salar S.A.	19-C013700 - Thermosolar plant study	Sustainability: Environment and Risk Prevention	Expense	18	12-31-2022
SQM Salar S.A.	19-L034700 - Well electrification - Phase III (15 wells)	Sustainability: Environment and Risk Prevention	Assets	26	12-31-2022
SQM Salar S.A.	19-L035100 - MOP G III Critical equipment overhaul	Sustainability: Environment and Risk Prevention	Expense	2	12-31-2022
SQM Salar S.A.	19-L035200 - Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	55	12-31-2022
Subtotal				55,215

Notes to the Consolidated Financial Statements December 31, 2022

Committed expenses for future periods as of December 31, 2022

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Salar S.A.	19-L035600 - Electrification of P reservoir well system, with ½ tension system	Sustainability: Environment and Risk Prevention	Assets	57	12-31-2022
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	24	12-31-2022
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	Sustainability: Environment and Risk Prevention	Assets	16	12-31-2022
SQM Salar S.A.	19-C016500 - Pond flowmeters and levels	Sustainability: Environment and Risk Prevention	Assets	100	12-31-2023
SQM Salar S.A.	19-C017400 - Support for tanks and reactors	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2023
SQM Salar S.A.	19-L040300 - Lithium Mitigation Project	Sustainability: Environment and Risk Prevention	Expense	83	12-31-2022
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	Sustainability: Environment and Risk Prevention	Assets	60	12-31-2022
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	Sustainability: Environment and Risk Prevention	Expense	51	12-31-2022
SQM Salar S.A.	19-C018500 – PCA Maintenance	Sustainability: Environment and Risk Prevention	Assets	45	06-30-2023
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	Sustainability: Environment and Risk Prevention	Assets	13	06-30-2022
SQM Salar S.A.	19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation	Sustainability: Environment and Risk Prevention	Activo	36	06-30-2023
SQM Salar S.A.	19-S024700 - Tool development for reporting monthly weather data to PdC	Sustainability: Environment and Risk Prevention	Expense	50	06-30-2023
SQM Salar S.A.	19-S025600 - Maintenance workshop and warehouse infrastructure	Sustainability: Environment and Risk Prevention	Assets	30	06-30-2023
SQM Nitratos S.A.	12-F000400 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Assets	54	06-30-2023
SQM Nitratos S.A.	12-I052000 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Expense	257	06-30-2023
SQM Nitratos S.A.	12-I061400 - Installation of fuel catalysts in 16 mining machines	Sustainability: Environment and Risk Prevention	Assets	4	03-31-2023
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	Sustainability: Environment and Risk Prevention	Assets	200	12-31-2022
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	Sustainability: Environment and Risk Prevention	Expense	201	02-28-2023
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	112	12-31-2022
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	89	12-31-2022
SQM Salar S.A.	19-C022800 – Implementation of Restrooms in TAR Plant	Sustainability: Environment and Risk Prevention	Assets	23	06-30-2023
SQM Salar S.A.	19-C022900 - Improved Safety Conditions in Lithium Carbonate Plant ISO 45001	Sustainability: Environment and Risk Prevention	Assets	63	01-31-2023
SQM Salar S.A.	19-C023000 - Structural modification and compliance with standard DS43	Environmental processing	Assets	412	01-31-2023
SQM Salar S.A.	19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction	Environmental processing	Assets	260	01-31-2023
SQM Salar S.A.	19-C023800 - Installation and structural adaptations L3 - DS43	Sustainability: Environment and Risk Prevention	Assets	274	06-30-2023
SQM Salar S.A.	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Sustainability: Environment and Risk Prevention	Assets	389	03-31-2023
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	Sustainability: Environment and Risk Prevention	Assets	258	03-31-2023
Subtotal				3,186
Total				75,851

Notes to the Consolidated Financial Statements December 31, 2022

Accumulated expenses as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	13,799	12-31-2021
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	1,065	12-31-2021
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	2,201	12-31-2021
SQM S.A.	01-I017600 - Regularization of Hazardous Substances Decree	Environmental processing	Expense	13	01-06-2021
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	874	12-30-2021
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	443	12-31-2021
SQM S.A.	01-I030700 - Sectorial Permits EIA Project TEA	Environmental processing	Expense	78	12-06-2021
SQM S.A.	01-I035800 - Sustainability DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	19	07-31-2021
SQM S.A.	01-S015900 - SQM Sustainability	Environmental processing	Expense	120	12-31-2021
SQM S.A.	01-S014200 - Projections	Environmental processing	Expense	7	05-19-2021
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	472	10-27-2021
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	Environmental processing	Assets	300	12-31-2021
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	Environmental processing	Assets	17	03-16-2021
SQM S.A.	01-P010400 - Adaptation of dispatch warehouse PV	Environmental processing	Assets	245	12-31-2021
SQM S.A.	01-I038400 - Update APT conceptual and numerical hydrogeological model	Sustainability: Environment and Risk Prevention	Expense	83	12-28-2021
SQM S.A.	01-I041400 - EIA New ponds and stockpiles at Sur Viejo	Environmental processing	Expense	85	11-19-2021
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	Sustainability: Environment and Risk Prevention	Expense	6	08-31-2021
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	Environmental processing	Expense	1	11-29-2021
SQM S.A.	01-I050900 – Responsible Conduct	Sustainability: Environment and Risk Prevention	Expense	29	12-31-2021
SQM S.A.	01-S022000 - Sustainability projects SQM-Sustainable luminaires iris-NV	Sustainability: Environment and Risk Prevention	Assets	15	10-31-2021
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	59	12-24-2021
SQM Industrial S.A.	04-J017200 - Guarantee availability Pampas Industrial Water System	Sustainability: Environment and Risk Prevention	Assets	29	07-07-2021
SQM Industrial S.A.	04-I032600 - Well Water Efficiency - Water Rec. Nueva Victoria. Stage I (1)	Sustainability: Environment and Risk Prevention	Assets	6	07-09-2021
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	Environmental processing	Expense	85	12-29-2021
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	75	05-13-2021
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	161	12-31-2021
SQM Industrial S.A.	04-I038200 - Well water efficiency - Water Rec. Nueva Victoria. Stage II	Sustainability: Environment and Risk Prevention	Assets	628	09-30-2021
SQM Industrial S.A.	04-I038600 - Monitoring extractions NV	Sustainability: Environment and Risk Prevention	Assets	392	12-07-2021
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	459	10-04-2021
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	26	09-27-2021
SQM Industrial S.A.	04-M005400 - Rio Loa preventive monitoring (water and aquatic biota quality)	Sustainability: Environment and Risk Prevention	Expense	92	12-30-2021
SQM Industrial S.A.	04-M004600 - Degreasing chamber TAS ME Plant	Sustainability: Environment and Risk Prevention	Expense	5	12-27-2021
SQM Industrial S.A.	04-J013500 Handling Equipment Associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	41	11-29-2021
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory 2019	Sustainability: Environment and Risk Prevention	Expense	9	08-27-2021
SQM Industrial S.A.	04-M005600 - Improve N&Y warehouse	Sustainability: Environment and Risk Prevention	Assets	11	12-24-2021
SQM Industrial S.A.	04-I050100 - Engineering for Orcoma seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	141	12-29-2021
Subtotal				22,091

Notes to the Consolidated Financial Statements December 31, 2022

Accumulated expenses as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Industrial S.A.	04-F000200 - Reopening of Pampa Blanca Project - Mine Operations Center / Conveyors	Sustainability: Environment and Risk Prevention	Assets	3	12-31-2021
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2021
SIT S.A.	03-T009900 - Air quality monitoring system at Tocopilla	Sustainability: Environment and Risk Prevention	Assets	50	11-18-2021
SIT S.A.	03-T010500 - Hydrocarbon detection system at Tocopilla port	Sustainability: Environment and Risk Prevention	Assets	54	02-15-2021
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	2	12-30-2021
SIT S.A.	03-T011400 - Purchase of spill control materials	Sustainability: Environment and Risk Prevention	Assets	39	12-09-2021
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	65	10-29-2021
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	12	02-12-2021
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2021
SQM Salar S.A.	19-L021700 - Upgrade RH y MA 2019	Environmental processing	Expense	60	08-27-2021
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	66	12-31-2021
SQM Salar S.A.	19-S016200 - Acquisition of Hardware – Software 2020	Sustainability: Environment and Risk Prevention	Assets	12	11-26-2021
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	3	02-25-2021
SQM Salar S.A.	19-S016400 - Implementation Acquire Environmental DB	Sustainability: Environment and Risk Prevention	Assets	3	03-11-2021
SQM Salar S.A.	19-S016700 - Improvements understanding reload	Sustainability: Environment and Risk Prevention	Assets	65	03-25-2021
SQM Salar S.A.	19-L025600 - Purchase of Generators, Variators, trafos. 2020	Sustainability: Environment and Risk Prevention	Assets	47	08-01-2021
SQM Salar S.A.	19-L025800 - Normalization of Administration System	Sustainability: Environment and Risk Prevention	Assets	6	04-09-2021
SQM Salar S.A.	19-C008600 - Asphalting plants Salar del Carmen	Sustainability: Environment and Risk Prevention	Assets	607	12-20-2021
SQM Salar S.A.	19-L026900 - Cameras and lighting at finished product plants	Environmental processing	Assets	19	03-31-2021
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	21	12-21-2021
SQM Salar S.A.	19-S016500 - Incorporation of test models for artificial intelligence	Sustainability: Environment and Risk Prevention	Assets	5	10-31-2021
SQM Salar S.A.	19-L025300 - Compliance with sanitary water resolution	Sustainability: Environment and Risk Prevention	Assets	45	12-31-2021
SQM Salar S.A.	19-L026800 - Removal of old dryers MOP G III plant	Environmental processing	Assets	21	10-21-2021
SQM Salar S.A.	19-L030200 - Removal and disposal of non- hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	183	12-31-2021
SQM Salar S.A.	19-L030700 - Electrification of wells, second stage	Sustainability: Environment and Risk Prevention	Assets	73	07-31-2021
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	425	09-30-2021
SQM Salar S.A.	19-L029800 - Adaptation DS43	Environmental processing	Assets	141	12-12-2021
SQM Salar S.A.	19-L030100 - Standardization of Sectorial Environmental Permit 136 for Salar de Atacama Works	Environmental processing	Expense	52	06-30-2021
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	Environmental processing	Expense	26	12-14-2021
SQM Salar S.A.	19-L031700 - Regulation of Emissions Sources of Light DS N°43	Environmental processing	Assets	663	12-31-2021
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	421	12-30-2021
SQM Salar S.A.	19-L019800 - Salar de Atacama paleoclimatic study	Sustainability: Environment and Risk Prevention	Expense	10	11-22-2021
SQM Salar S.A.	19-L032000 - Salar Sustainability Project	Sustainability: Environment and Risk Prevention	Assets	51	08-11-2021
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	Sustainability: Environment and Risk Prevention	Assets	2,158	12-31-2021
SQM Salar S.A.	19-L020000 - PSAH Continuous Network Improvement and PC Rhyma	Sustainability: Environment and Risk Prevention	Assets	93	10-26-2021
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	1,944	12-31-2021
Subtotal				7,460

Notes to the Consolidated Financial Statements December 31, 2022

Accumulated expenses as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Nitratos S.A.	12-I039000 - Adapting warehouse for hazardous substances at Mina Oeste	Environmental processing	Assets	71	12-29-2021
Minera Búfalo	20-A008200 - Búfalo project stage 1	Environmental processing	Expense	68	09-07-2021
Orcoma Estudios Spa	15-I039100 - Sectorial permits and compliance with environmental commitments EIA Orcoma Project	Environmental processing	Expense	1,127	09-30-2021
SQM Potasio S.A.	14-I039400 - Adapting tank at Iris	Environmental processing	Assets	89	12-31-2021
SQM Potasio S.A.	14-I039800 - Adequacy of the IRIS hazardous substances warehouse	Environmental processing	Assets	222	12-16-2021
Subtotal				1,577
Total				31,128

Notes to the Consolidated Financial Statements December 31, 2022

Committed expenses for future periods as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	15,391	12-31-2022
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2022
SQM S.A.	01-I017400 - Development of Pintados and Deposit Humberstone	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2022
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	28	12-31-2022
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	301	12-31-2022
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	739	12-31-2022
SQM S.A.	01-I039700 - Adapting Pond Substances NV	Environmental processing	Assets	351	12-31-2022
SQM S.A.	01-P010300 - Adapting pond substances PV	Environmental processing	Assets	435	12-31-2022
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	Environmental processing	Assets	199	12-31-2022
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	Environmental processing	Expense	315	12-31-2022
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2022
SQM S.A.	01-I050900 – Responsible Conduct	Sustainability: Environment and Risk Prevention	Expense	1	12-31-2022
SQM S.A.	01-S022000 - Sustainability projects SQM-Sustainable luminaires iris-NV	Sustainability: Environment and Risk Prevention	Assets	25	12-31-2022
SQM S.A.	01-F000100 - Pampa Blanca EIA - Sea water Project	Environmental processing	Expense	449	12-31-2022
SQM S.A.	01-F000300 - Pampa Blanca Project Reopening - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	1,417	12-31-2022
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2022
SQM Industrial S.A.	04-J013500 - Handling equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	263	12-31-2022
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	23	12-31-2022
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	49	12-31-2022
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	42	12-31-2022
SQM Industrial S.A.	04-J017200 - Assurance Availability Sistema Agua Industrial Pampas	Sustainability: Environment and Risk Prevention	Assets	3	12-31-2022
SQM Industrial S.A.	04-M003900 - Revocation PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2022
SQM Industrial S.A.	04-J022700 - DIA Integración Faena Coya Sur	Environmental processing	Expense	166	12-31-2022
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	246	12-31-2022
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	12	12-31-2022
SQM Industrial S.A.	04-I038200 - Well Water Efficiency N.V. II	Sustainability: Environment and Risk Prevention	Assets	25	12-31-2022
SQM Industrial S.A.	04-I038600 - Extraction monitoring N.V.	Sustainability: Environment and Risk Prevention	Assets	308	12-31-2022
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	156	12-31-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	14	12-31-2022
SQM Industrial S.A.	04-J025000 - Boiler Scrubber NPT3	Sustainability: Environment and Risk Prevention	Assets	200	12-31-2022
SQM Industrial S.A.	04-M005400 - Rio Loa Preventive Monitoring (Water and Aquatic Biota Quality)	Sustainability: Environment and Risk Prevention	Expense	114	12-31-2022
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	174	12-31-2022
SQM Industrial S.A.	04-M005600 - Improve N&Y warehouse	Sustainability: Environment and Risk Prevention	Assets	19	12-31-2022
Subtotal				21,625

Notes to the Consolidated Financial Statements December 31, 2022

Committed expenses for future periods as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Industrial S.A.	04-S022100 - Recovery of prilled heat in CS/Electric Buses	Sustainability: Environment and Risk Prevention	Assets	345	12-31-2022
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors Operations Center	Sustainability: Environment and Risk Prevention	Assets	893	12-31-2022
SQM Industrial S.A.	04-J028700 - Electromobility pilot for passenger transportation	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2022
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	Sustainability: Environment and Risk Prevention	Assets	182	12-31-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	1,392	12-31-2022
SIT S.A.	03-T009900 - Air quality monitoring system Tocopilla	Sustainability: Environment and Risk Prevention	Assets	32	12-31-2022
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	21	12-31-2022
SIT S.A.	03-T011400 - Purchase of spill control materials	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2022
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	18	12-31-2022
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	24	12-31-2022
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	34	12-31-2022
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-L019800 - Paleoclimate Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2022
SQM Salar S.A.	19-L020000 - Improvement of Operational Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L021400 - Environmental monitoring 2019 PSA	Environmental processing	Expense	21	12-31-2022
SQM Salar S.A.	19-L021700 - Update RH y MA 2019	Environmental processing	Expense	32	12-31-2022
SQM Salar S.A	19-S013400 - Online monitoring	Sustainability: Environment and Risk Prevention	Expense	390	12-31-2022
SQM Salar S.A.	19-C006800 - Renovation lighting towers - Salar del Carmen plant	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	37	12-31-2022
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2022
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	36	12-31-2022
SQM Salar S.A.	19-S016400 - Implementation Acquire BD Amb	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2022
SQM Salar S.A.	19-S016500 - Incorporation of IA prediction test models	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-S016700 – Improvements to recharge understanding in SdA	Sustainability: Environment and Risk Prevention	Assets	16	12-31-2022
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	116	12-31-2022
SQM Salar S.A.	19-L025800 - Normalization of Admin. System	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	34	12-31-2022
SQM Salar S.A.	19-L029800 - Adapting to DS43	Environmental processing	Assets	34	12-31-2022
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	18	12-31-2022
SQM Salar S.A.	19-L030200 - Removal and final disposal of non-hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-L031300 - Global FM Compliance Maintenance Area	Environmental processing	Expense	143	12-31-2022
SQM Salar S.A.	19-L031700 - Regulation of Emissions Sources of Light DS N°43	Environmental processing	Assets	737	12-31-2022
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	479	12-31-2022
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	Sustainability: Environment and Risk Prevention	Assets	4,342	12-31-2022
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	Environmental processing	Expense	14	12-31-2022
Subtotal				9,606

Notes to the Consolidated Financial Statements December 31, 2022

Committed expenses for future periods as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	Environmental processing	Assets	9	12-31-2022
SQM Nitratos S.A.	12-F000400 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Assets	187	12-31-2022
Minera Búfalo	20-A008200 - Metallic Project Buffalo Stage 1	Environmental processing	Expense	21	12-31-2022
Orcoma Estudios Spa	15-I039100 - Sectoral Permits and compliance EIA Orcoma Project	Environmental processing	Expense	339	12-31-2022
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	381	12-31-2022
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	212	12-31-2022
Subtotal				1,149
Total				32,380

Notes to the Consolidated Financial Statements December 31, 2022

22.3	Description of each project, indicating whether these are in process or have been finished

Sociedad Quimica y Minera de Chile S.A.

Environmental Commitments Implementation Projects

I0172: The project includes the commitments the Tamarugos Environmental Management Plan, which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara.

I0283: The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.

I0384: The project contemplates updating the Conceptual and Numerical Hydrogeological Model for the Pampa del Tamarugal Aquifer.

P0120: The project consists of the manufacture and installation of structures for waste separation.

I0547: The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities.

I0604: The project consists of the construction of a room for storing core samples at the Nueva Victoria Iodine plant, to meet client requirements and to comply with the DS 43 Regulation on Hazardous Substances.

I0605: The project consists of a 100% improvement to receiving and unloading facilities at the Nueva Victoria Iodine plant, to meet the requirements of suppliers and the comply with DS 43, the Regulation on Hazardous Substances.

I0609: The project consists of the regularization of the hazardous waste storage yard and general storage areas in the Nueva Victoria iodine plant, to comply with DS 43, the Regulation on Hazardous Substances.

I0626: Change all exterior lighting in NV plant, ensuring the material is antiexplosive and in keeping with the environmental decree.

I0638: SO2 gas abatement in NV plant to reduce emissions by 61%.

Environmental Improvement Initiatives and Projects

I0396: The project involves improving NV’s hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0397: The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

I0444: The project considers improving the proprietary warehouse and environmental offices in Nueva Victoria.

P0103: The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

P0104: The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

I0509: The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste).

I0630: The project will install solar panels on the laboratory roof and the batteries to store energy and power lighting for the Nueva Victoria laboratory.

Notes to the Consolidated Financial Statements December 31, 2022

S0220: The goal of the project is to finance the change in lighting with less energy consumption in the Iris Camp, aligned with the goals of the company’s sustainable development plan.

F0003: The project consists of the reopening of the Pampa Blanca iodide plant.

I0174: The project consists of the enhancement of the former Pintados station and preparation of a storage space at Humberstone for storing the archaeological materials that are recovered as part of the archaeological compensation measures involved in these projects.

I0548: The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions.

I0194: The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.

I0282: The project consists of the preparation and processing of the Environmental Impact Study for Llamara.

I0414: The project includes the preparation and processing of an Environmental Impact Statement (EIS) required to obtain environmental authorization for additional surface ponds, new scrap storage areas, increased transport of nitrate-rich salts to Coya Sur and increased BF portage (AFA) from Nueva Victoria to Sur Viejo.

S0159: The project considers surveying all the company’s sustainability initiatives, integrating the different practices in the areas of the company, identifying its strengths and opportunities to strengthen the management of its sustainability, aligning the strategy with the SDGs for all SQM operations in Chile. Support in completing the DJSI survey.

F0001: The project will develop the engineering and studies required to prepare the EIA, sectorial and territorial permits to operate the Pampa Blanca Mine.

SQM Industrial S.A.

Environmental Commitments Implementation Projects

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS) and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

Environmental Improvement Initiatives and Projects

I0386 The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site.

I0469: The project considers the development of conceptual engineering studies for assessment of technical-economic feasibility for the implementation of a pilot floating photovoltaic solar plant in the Sur Viejo water ponds (FPV-SV).

I0616: The project will clean two industrial yards in Nueva Victoria; the first is the operative yard, while the second is a non-standard yard.

I0624: The project will install cameras to visually register drivers in the Nueva Victoria coating machine area.

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest.

Notes to the Consolidated Financial Statements December 31, 2022

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements.

J0228: The project considers the installation and normalization of lighting in Coya Sur and María Elena.

J0237: The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

M0043: The project considers the removal of industrial waste to free up the sites defined for this purpose.

M0056: The project involves improving electrical facilities in the storage warehouses, repairing structures and roofs, improving patio floors, reducing waste generation, reducing the risk of fatigue among warehouse staff and increasing productivity, including equipment with electrical traction and mechanical support for storage and dispatch.

I0501: The project involves constructing a 400 l/s seawater collection and impulsion system for watering the leach heap, iodide plant and evaporation pond.

J0250: The project will install a scrubber, which will require developing structural engineering to support it and invite tenders for these structures at the NPT2 plant.

J0290 The project will implement a solar pilot plant to generate thermal energy for heating solutions in NPT3. This first stage will draw O&M conclusions as well as yields for a potential industrial plant.

I0526: The project consists of the construction of yards for waste salts.

J0291: The project includes the acquisition of equipment and machines for the separation and reuse of waste in Nueva Victoria.

I0558: The project consists of removing power lines and posts.

J0152: The project consists of the installation of heat recovery equipment for boiler exhaust gas and the implementation of associated structural improvements.

J0287: The project consists of testing technology for the 100% reduction of emissions of greenhouse gases such as CO2, through the introduction of quick-charging electric pickups in CS operations.

J0288: The projects consists of the mounting and implementation of economizers for NPT2 plant steam boilers.

J0292: The project consists of an e-mobility pilot with an electric truck.

S0221: The project objective is to finance initiatives aligned with the goals of the Company’s Sustainable Development Plan. We have concrete targets we must meet through projects.

J0317: Switching of lights in the prilling and drying plants to comply with DS43 requirements.

G0007: Develop a 400 l/s seawater impulsion system for Pampa Orcoma.

J0327: A Maxus H6 truck will be purchased to study how it handles SQM roads and to assess the technical and economic feasibility of switching the entire ground fleet (350 trucks) in future.

I0613: The project consists of installing floating protective covers of recycled polypropylene (Hexa-cover) on three water storage ponds at SV to reduce water loss.

Notes to the Consolidated Financial Statements December 31, 2022

Projects for the Studies and Presentations to the Environmental Assessment System

J0227: The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.

M0054: The project involves developing the preliminary identification studies of the mine and PV heap area, identification of intake points and layouts for the sea water impulsion line.

F0002: The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.

M0039: The project consists of undertaking the legal technical analyses as per the request lodged with the Environment Ministry.

SIT S.A.

Environmental Improvement Initiatives and Projects

T0099: The project involves preparing a detailed emissions inventory, particulate matter dispersion model and protocol development. Measurement of fugitive emissions from Tocopilla Port operations and Air Quality Monitoring.

T0105: The purpose of the project is to install a system that detects and issues early warnings of hydrocarbons in the sea near the facilities at Tocopilla Port.

T0118: The objective of the project is to review and engineer all the equipment comprising this shipping circuit, conveyor belts, feeders and control system of the mechanized arm, in order to achieve automation.

T0129: Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles.

T0124: The project will purchase and install 7,500 m2 of concrete new jersey barriers to protect pedestrians, and demarcate the pedestrian traffic areas.

SQM Salar S.A.

Environmental Commitments Implementation Projects

L0198: The project will date sediment in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project).

L0301: The project will identify the requirements to request landfill permits and ensure their physical and chemical stability. It will include the safety measures that apply to construction and any future growth, in order to protect the environment and the life and welfare of people.

L0323: This considers undertaking hydrogeological and hydroecological studies, improvements in hydrogeological numerical modeling, instrumentation in environmentally sensitive areas and topographical surveys, to improve the hydrogeological-environmental understanding of the Salar de Atacama, to better respond to questions from environmental officials.

Notes to the Consolidated Financial Statements December 31, 2022

S0134: The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.

C0124: The project involves the construction of discarded salt deposits, required by the increase in production in the lithium hydroxide and lithium carbonate plant.

L0214: The project consists of implementing a 2019 environmental follow up plan, monitoring optimal compliance with current environmental provisions.

L0147: The project is focused on handling industrial waste at Salar de Atacama, eliminating storage of industrial waste not authorized under the RCA and current regulations.

C0165: The project consists of the installation of flowmeters and levels in ponds to carry out water balances for each discard pond so they can be reported to the environmental authorities.

C0230: Comply with DS43 through structural modifications and union of both warehouses, installation of new ventilation points, certifications and engineering at the Carmen Chemical Plant.

C0235: Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant.

C0238: Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant.

L0214: El proyecto consiste en implementar un plan de seguimiento ambiental 2019 monitoreando el óptimo cumplimiento de las normativas ambientales vigentes.

S0247: The project will develop a monthly reporting tool for meteorological data required for the PdC.

S0256: The project will improve infrastructure at the maintenance workshop and hydrogeology warehouses to comply with ISO 14:001 2015 Standardization in Salar de Atacama.

Environmental Improvement Initiatives and Projects

C0185: The project will create a team dedicated to the maintenance and control of PCA wells.

C0186: The project will automate the control systems for monitoring the Lithium Carbonate plant.

L0189: It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. This considers consulting with an expert to propose methodological improvements.

L0242: This contemplates consulting to study the large-scale behavior of lagoon systems through the development of analytic or semi-analytic solutions.

L0253: This considers the regularization of the potable water system and the disposal of sewage waters from management.

L0258: This considers the normalization of the Electricity System for maintaining and operating the transformer substations.

L0282: It will consider an ecological assessment plan and environmental variables, a monitoring and early warning plan, a contingency plan and a vegetation response model. Hydro-geological modeling and early warning well modeling.

L0298: It will consider adapting civil works to store hazardous substances, according to DS43.

Notes to the Consolidated Financial Statements December 31, 2022

L0302: It will consider removing non-hazardous industrial waste stored on site and reduce the amount of waste in authorized landfills.

L0307: The project will electrify 21 wells that provide high lithium brine or direct lithium in Salar de Atacama.

L0313: This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment, which may provoke harm to people or damages to facilities.

L0317: This considers standardizing all external sources of lighting that do not have DS 43 certification for light pollution. The main activity involves regulating or changing all sources of emission that do not meet standards, considering the scopes and procedures established in this decree.

L0423: Energy efficiency in wells with direct start and regulation, reducing energy consumption, operating costs and CO2 emissions into the environment.

L0424: The project will install solar systems, renewable energy systems and reduce consumption by implementing energy efficiency systems.

L0426: Installation of 48 solar panels on a steel structure, which will serve a double function as both parking for service personnel and renewable energy use.

L0429: Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit.

S0162: This contemplates the acquisition of technology for optimization and traceability of GHS data.

S0163: The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.

S0164: This contemplates the unification of proprietary and third-party databases.

S0165: This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.

S0242: The project consists of developing an LCA to understand the water footprint, considering the need to validate this information with third parties.

L0320: The project aims to finance waste separation and recycling initiatives in the Salar de Atacama.

S0215: The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements

L0340: Preparation of the “Salar de Atacama Sustainable Development Plan” EIA and “Increase in Capacity and Optimization of the Carmen Lithium Production Plant” EIS.

C0128: This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate.

C0137: This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels.

L0347: The project seeks to electrify the 15 wells medium-tension line, decreasing the use of generators that cause a greater impact in terms of CO2 emissions, diesel fuel consumption and maintenance costs.

L0351: This project consists of the overhaul of collectors 4 and 5 and includes both equipment and associated ductwork.

L0352: This project consists of generating a dust capture system on the stacker, to eliminate pollution and the loss of material.

Notes to the Consolidated Financial Statements December 31, 2022

L0356: This project consists of migrating the current electricity supply method (generator use) to a medium-tension supply that provides a continuous supply to the wells.

S0169: The project seeks to improve understanding of the dynamic between vegetation and water bodies in the Aguas de Quelana sector by applying spectral indicators with high resolution satellite images.

C0146: The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights.

C0174: The project consists of repairing the tanks at the Lithium Carbonate plant, because they have been leaking and cracking due to operations.

L0403: The project consists of planting 5,000 native trees to compensate for/mitigate transportation emissions on the road between the Salar de Atacama and the El Carmen chemical plant, on the order of 10,000 tons of CO2.

C0228: The project involves the implementation of definitive bathrooms in the TAR plant, which must include bathrooms, showers and a men’s and women’s changing room.

C0229: The project consists of improving the conditions and operability of emergency showers in PQL and other safety devices necessary for ISO 45001 certification.

Orcoma Estudios Spa

Environmental Commitments Implementation Projects

I0391: The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.

SQM Nitratos S.A.

Environmental Improvement Initiatives and Projects

I0390: The project contemplates making improvements to the common warehouse in Mina Oeste based on the commitments defined in the adaptation plan presented to the Health SEREMI, thereby complying with DS43.

I0520: The project involves strengthening the iodine and nitrate supply, reactivating mining operations for the extraction and construction of the leaching heaps of the Pampa Blanca Project in Region II (Antofagasta).

I0614: El proyecto consiste la instalación de catalizadores en 16 equipos de la flota de operaciones mineras para una potencial de reducción de 300 a 450 toneladas anuales de CO2eq.

I0618: The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria.

Environmental Commitments Implementation Projects

F0004: Reopening the mine facilities of the mining project.

Sociedad Contractual Minera Búfalo

Projects for the Studies and Presentations to the Environmental Assessment System

A0103: The project consists of the implementation and execution of commitments acquired in the Búfalo Project environmental assessment.

Notes to the Consolidated Financial Statements December 31, 2022

SQM Potasio S.A.

Environmental Improvement Initiatives and Projects

I0394: The project involves improving Iris’s hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0398: The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43.

Notes to the Consolidated Financial Statements December 31, 2022

Note 23	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

23.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a)	Geographic areas:

For the year ended December 31, 2022
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	128,829	1,523	1,854	64,409	1,199	25,334	223,148
Latin America and the Caribbean	125,712	16,328	5,275	179,621	11,820	1,185	339,941
Europe	196,930	288,854	390,832	27,275	27,725	942	932,558
North America	489,327	141,683	151,152	71,711	59,402	912	914,187
Asia and Others	231,536	305,951	7,603,826	94,164	65,054	213	8,300,744
Total	1,172,334	754,339	8,152,939	437,180	165,200	28,586	10,710,578

For the year ended as of December 31, 2021
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	136,523	1,528	901	50,573	4,125	25,988	219,648
Latin America and the Caribbean	88,990	10,198	4,905	214,304	7,367	523	326,287
Europa	179,744	173,329	75,674	33,948	18,662	1,408	482,765
North America	314,895	102,746	50,349	57,682	29,860	2,470	558,002
Asia and Others	188,663	150,120	804,292	60,085	71,997	456	1,275,613
Total	908,815	437,931	936,121	416,592	132,011	30,845	2,862,315

Notes to the Consolidated Financial Statements December 31, 2022

(b)	Main product and service lines:

	For the period from January to December of the year
Products and Services	2022	2021
	ThUS$	ThUS$
Specialty plant nutrition	1,172,334	908,815
- Sodium Nitrates	21,294	24,829
- Potassium nitrate and sodium potassium nitrate	700,081	539,336
- Specialty Blends	285,027	234,369
- Other specialty fertilizers	165,932	110,281
Iodine and derivatives	754,339	437,931
Lithium and derivatives	8,152,939	936,121
Potassium	437,180	416,592
Industrial chemicals	165,200	132,011
Other	28,586	30,845
- Services	3,785	3,428
- Income from property leases	454	1,531
- Income from subleases on right-of-use assets	142	146
- Commodities	11,838	12,468
- Other ordinary income of Commercial Offices	12,367	13,272
Total	10,710,578	2,862,315

Notes to the Consolidated Financial Statements December 31, 2022

23.2	Cost of sales

Cost of sales broken down by nature of expense:

	For the period from January to December of the year
Nature of expense	2022	2021
	ThUS$	ThUS$
Raw materials and consumables used	(561,709)	(345,356)
Classes of employee benefit expenses	(308,744)	(211,771)
Depreciation expense	(218,714)	(195,678)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(6,549)	(5,963)
Amortization expense	(16,413)	(9,737)
Investment plan expenses	(18,293)	(15,059)
Provision for materials, spare parts and supplies	(7,099)	(505)
Contractors	(194,296)	(157,571)
Operating leases	(71,420)	(67,106)
Mining patents	(14,585)	(7,325)
Operational transportation	(91,130)	(76,004)
Freight / product transportation costs	(94,727)	(77,353)
Purchase of products from third parties	(473,742)	(329,464)
Insurance	(43,323)	(21,869)
Corfo rights and other agreements	(3,272,897)	(247,604)
Export costs	(153,162)	(99,212)
Expenses related to variable lease payments (contracts under IFRS 16)	(3,631)	(1,313)
Variation in gross inventory	631,156	85,709
Variation in inventory provision	(27,324)	5,038
Other	(27,351)	5,935
Total	(4,973,953)	(1,772,208)

Notes to the Consolidated Financial Statements December 31, 2022

23.3	Other income

	For the period from January to December of the year
Other income	2022	2021
	ThUS$	ThUS$
Discounts obtained from suppliers	1,404	896
Fines charged to suppliers	593	83
Amounts recovered from insurance	1,646	1,811
Overestimate of provisions for third-party obligations	86	293
Sale of assets classified as properties, plant and equipment	365	287
Sale of mining rights	246	311
Sales of materials, parts and supplies	1,126	8,796
Easements, pipelines and roads	2,106	4,949
Refunds for mining patents and notarial expenses	20	198
Others	2,262	1,928
Total	9,854	19,552

23.4	Administrative expenses

	For the period from January to December of the year
Administrative expenses	2022	2021
	ThUS$	ThUS$
Employee benefit expenses	(63,713)	(60,552)
Marketing costs	(5,661)	(2,415)
Amortization expenses	(126)	(118)
Entertainment expenses	(5,576)	(4,906)
Advisory services	(27,235)	(17,332)
Lease of buildings and facilities	(3,829)	(3,478)
Insurance	(3,011)	(3,901)
Office expenses	(8,596)	(6,363)
Contractors	(7,283)	(5,106)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,656)	(2,743)
Other expenses	(14,958)	(11,979)
Total	(142,644)	(118,893)

Notes to the Consolidated Financial Statements December 31, 2022

23.5	Other expenses

	For the period from January to December of the year
Other expenses	2022	2021
	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	-	-
Subtotal	-	-
Impairment losses / reversals of impairment losses recognized in profit for the year
Properties, plant and equipment	(8,084)	(5,582)
Intangible assets other than goodwill	(520)	(478)
Goodwill	(33,629)	-
Amortization of intangible assets	-	-
Subtotal	(42,233)	(6,060)
Other expenses, by nature
Legal expenses	(6,841)	(42,254)
VAT and other unrecoverable taxes	(5,694)	(1,015)
Fines paid	(617)	(882)
Investment plan expenses	(727)	1
Exploration expenses	-	(284)
Contributions and donations	(19,096)	(9,037)
Contract expenses in towns	-	-
Other operating expenses	(763)	(1,074)
Subtotal	(33,738)	(54,545)
Total	(75,971)	(60,605)

23.6	Other gains (losses)

	For the period from January to December of the year
Other gains (losses)	2022	2021
	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(1)	198
Sale of investments in associates	60	-
Impairment of interests in associates	1,349	(2,009)
Others	(1,291)	431
Total	117	(2,638)

23.7	(Impairment) reversal of losses of financial assets

	For the period from January to December of the year
(Impairment) reversal of losses of financial assets	2022	2021
	ThUS$	ThUS$
(Impairment) /reversal of losses of financial assets (See Note 13.2)	3,369	(235)
Totals	3,369	(235)

Notes to the Consolidated Financial Statements December 31, 2022

23.8	Summary of expenses by nature

The following summary considers notes 23.2, 23.4 and 23.5

	For the period from January to December of the year
Expenses by nature	2022	2021
	ThUS$	ThUS$
Raw materials and consumables	(561,709)	(345,356)
Employee benefit expenses	(372,457)	(272,323)
Depreciation expense	(218,714)	(195,678)
Depreciation of right-of-use assets	(9,205)	(8,706)
Impairment of properties, plant and equipment, intangible and Goodwill	(42,233)	(6,060)
Amortization expense	(16,539)	(9,855)
Legal expenses	(6,841)	(42,254)
Investment plan expenses	(19,020)	(15,058)
Exploration expenses	-	(284)
Provision for materials, spare parts and supplies	(7,099)	(505)
Contractors	(201,579)	(162,677)
Operational leases	(75,249)	(70,584)
Mining patents	(14,585)	(7,325)
Operational transportation	(91,130)	(76,004)
Freight and product transportation costs	(94,727)	(77,353)
Purchase of products from third parties	(473,742)	(329,464)
Corfo rights y other agreements	(3,272,897)	(247,604)
Export costs	(153,162)	(99,212)
Expenses related to variable lease payments (contracts under IFRS 16)	(3,631)	(1,313)
Insurance	(46,334)	(25,770)
Consultant and advisor services	(27,235)	(17,332)
Variation in gross inventory	631,156	85,709
Variation in inventory provision	(27,324)	5,038
Other expenses	(88,312)	(31,736)
Total expenses by nature	(5,192,568)	(1,951,706)

23.9	Finance expenses

	For the period from January to December of the year
Finance expenses	2022	2021
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(3,065)	(2,664)
Interest expense from bonds	(108,387)	(90,859)
Interest expense from loans	(2,098)	(1,135)
Reversal of capitalized interest expenses	24,708	14,206
Financial expenses for restoration and rehabilitation provisions	9,357	(1,259)
Interest on lease agreement	(1,226)	(1,587)
Other finance costs	(5,940)	(1,328)
Total	(86,651)	(84,626)

Notes to the Consolidated Financial Statements December 31, 2022

23.10	Finance income

	For the period from January to December of the year
Finance income	2022	2021
	ThUS$	ThUS$
Interest from term deposits	31,122	3,635
Interest from marketable securities	10,252	68
Interest from maintenance of minimum bank balance in current account	6	2
Other finance income	3,318	856
Other finance interests	2,340	107
Total	47,038	4,668

Notes to the Consolidated Financial Statements December 31, 2022

Note 24 Reportable segments

24.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 24.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments as follows:

(i)	Specialty plant nutrients

(ii)	Iodine and its derivatives

(iii)	Lithium and its derivatives

(iv)	Industrial chemicals

(v)	Potassium

(vi)	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the “Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Financial Statements December 31, 2022

(e)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, “Operating Segments”.

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(f)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the “unallocated amounts” category.

(g)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the “unallocated amounts” category.

Notes to the Consolidated Financial Statements December 31, 2022

24.2	Reportable segment disclosures:

Operating segment items as of December 31, 2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	-	10,710,578
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	-	10,710,578
Costs of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	(4,973,953)	(4,973,953)	-	(4,973,953)
Administrative expenses	-	-	-	-	-	-	-	-	(142,644)	(142,644)
Finance expense	-	-	-	-	-	-	-	-	(86,651)	(86,651)
Depreciation and amortization expense	(63,321)	(53,734)	(88,510)	(14,724)	(24,043)	(126)	(244,458)	(244,458)	-	(244,458)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	20,159	20,159
Income before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(250,129)	5,486,496
Income tax expense	-	-	-	-	-	-	-	-	(1,572,212)	(1,572,212)
Net income (loss)	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(1,822,341)	3,914,284
Assets	-	-	-	-	-	-	-	-	10,819,101	10,819,101
Equity-accounted investees	-	-	-	-	-	-	-	-	54,386	54,386
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	1,757,581	1,757,581
Liabilities	-	-	-	-	-	-	-	-	5,887,100	5,887,100
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	3,369	3,369
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(42,233)	(42,233)
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	-	4,077,595	4,077,595
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(909,401)	(909,401)
Cash flows from financing activities	-	-	-	-	-	-	-	-	(2,002,969)	(2,002,969)

Notes to the Consolidated Financial Statements December 31, 2022

Operating segment items as of December 31, 2021	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	-	2,862,315
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	-	2,862,315
Costs of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	(1,772,208)	(1,772,208)	-	(1,772,208)
Administrative expenses	-	-	-	-	-	-	-	-	(118,893)	(118,893)
Finance expense	-	-	-	-	-	-	-	-	(84,626)	(84,626)
Depreciation and amortization expense	(58,808)	(41,215)	(65,014)	(13,743)	(35,290)	(169)	(214,239)	(214,239)	-	(214,239)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	11,132	11,132
Income (loss) before taxes	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(248,886)	841,221
Income tax expense	-	-	-	-	-	-	-	-	(249,016)	(249,016)
Net income (loss)	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(497,902)	592,205
Assets	-	-	-	-	-	-	-	-	7,180,201	7,180,201
Equity-accounted investees	-	-	-	-	-	-	-	-	39,824	39,824
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	152,663	152,663
Liabilities	-	-	-	-	-	-	-	-	3,964,230	3,964,230
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(235)	(235)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	(6,060)	(6,060)
Cash flows
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	822,520	822,520
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(1,006,943)	(1,006,943)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	1,206,485	1,206,485

Notes to the Consolidated Financial Statements December 31, 2022

24.3	Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of December 31, 2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	-	10,710,578
Costs of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	-	(4,973,953)
Gross profit	450,073	472,239	4,516,087	52,953	243,599	1,674	-	5,736,625
Other incomes by function	-	-	-	-	-	-	9,854	9,854
Administrative expenses	-	-	-	-	-	-	(142,644)	(142,644)
Other expenses by function	-	-	-	-	-	-	(75,971)	(75,971)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	3,369	3,369
Other losses	-	-	-	-	-	-	117	117
Financial income	-	-	-	-	-	-	47,038	47,038
Financial costs	-	-	-	-	-	-	(86,651)	(86,651)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	20,159	20,159
Exchange differences	-	-	-	-	-	-	(25,400)	(25,400)
Profit (loss) before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	(250,129)	5,486,496
Income tax expense	-	-	-	-	-	-	(1,572,212)	(1,572,212)
Profit (loss) net	450,073	472,239	4,516,087	52,953	243,599	1,674	(1,822,341)	3,914,284

Notes to the Consolidated Financial Statements December 31, 2022

Items in the statement of comprehensive income as of December 31, 2021	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	-	2,862,315
Costs of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	-	(1,772,208)
Gross profit	261,885	197,590	441,327	22,944	163,467	2,894	-	1,090,107
Other incomes by function	-	-	-	-	-	-	19,552	19,552
Administrative expenses	-	-	-	-	-	-	(118,893)	(118,893)
Other expenses by function	-	-	-	-	-	-	(60,605)	(60,605)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(235)	(235)
Other gains (losses)	-	-	-	-	-	-	(2,638)	(2,638)
Financial income	-	-	-	-	-	-	4,668	4,668
Financial costs	-	-	-	-	-	-	(84,626)	(84,626)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	11,132	11,132
Exchange differences	-	-	-	-	-	-	(17,241)	(17,241)
Profit (loss) before taxes	261,885	197,590	441,327	22,944	163,467	2,894	(248,886)	841,221
Income tax expense	-	-	-	-	-	-	(249,016)	(249,016)
Profit (loss) net	261,885	197,590	441,327	22,944	163,467	2,894	(497,902)	592,205

Notes to the Consolidated Financial Statements December 31, 2022

24.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

24.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Financial Statements December 31, 2022

24.6	Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at December 31, 2022	223,148	339,940	932,558	914,187	8,300,745	10,710,578
Non-current assets at December 31, 2022
Investment accounted for under the equity method	-	20,792	15,939	17,655	-	54,386
Intangible assets other than goodwill	75,666	428	6,497	1,345	82,400	166,336
Goodwill	-	86	158	723	-	967
Property, plant and equipment, net	2,269,923	743	14,978	4,506	436,688	2,726,838
Right-of-use assets	32,312	47	1,651	2,739	24,118	60,867
Other non-current assets	46,640	17	6	4,706	1,027	52,396
Non-current assets	2,424,541	22,113	39,229	31,674	544,233	3,061,790

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at December 31, 2021	219,648	326,287	482,765	558,002	1,275,613	2,862,315
Non-current assets at December 31, 2021
Investment accounted for under the equity method	-	8,683	15,242	15,899	-	39,824
Intangible assets other than goodwill	89,019	496	6,996	1,809	81,338	179,658
Goodwill	22,979	86	11,531	-	-	34,596
Property, plant and equipment, net	1,815,997	671	11,380	3,704	180,473	2,012,225
Right-of-use assets	29,803	68	2,040	3,351	17,346	52,608
Other non-current assets	27,626	16	6	3,950	1,889	33,487
Non-current assets	1,985,424	10,020	47,195	28,713	281,046	2,352,398

Notes to the Consolidated Financial Statements December 31, 2022

Note 25 Effect of fluctuations in foreign currency exchange rates

(a)	Reserves for foreign currency exchange differences:

As of December 31, 2022, and 2021, are detailed as follows:

Details	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)
Proinsa Ltda.	(10)	(10)
Comercial Agrorama Ltda.	175	155
Isapre Norte Grande Ltda.	(130)	(121)
Almacenes y Depósitos Ltda.	568	305
Sacal S.A.	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(38)	(36)
Agrorama S.A.	666	628
SQM Vitas Fzco	(3,614)	(4,165)
Ajay Europe	(1,911)	(1,413)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertilizers Industries WWL.	-	372
SQM Holland B.V.	99	99
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,642)	(1,732)
Pavoni & C. Spa	(363)	(153)
SQM Colombia SAS	(80)	(80)
Total	(8,042)	(7,913)

Notes to the Consolidated Financial Statements December 31, 2022

Note 26	Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,637,507	1,377,983
Cash and cash equivalents	CLP	806,106	4,416
Cash and cash equivalents	CNY	92,394	30,102
Cash and cash equivalents	EUR	14,963	14,374
Cash and cash equivalents	GBP	1	1
Cash and cash equivalents	AUD	89,602	72,107
Cash and cash equivalents	MXN	1,406	1,827
Cash and cash equivalents	PEN	-	6
Cash and cash equivalents	AED	2	1
Cash and cash equivalents	JPY	686	1,182
Cash and cash equivalents	ZAR	11,647	13,048
Cash and cash equivalents	KRW	918	-
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		2,655,236	1,515,051
Other current financial assets	USD	722,165	668,360
Other current financial assets	BRL	39	48
Other current financial assets	CLP	239,151	250,641
Subtotal other current financial assets		961,355	919,049
Other current non-financial assets	USD	35,237	18,486
Other current non-financial assets	AUD	9,516	11,066
Other current non-financial assets	CLF	259	150
Other current non-financial assets	CLP	85,608	27,536
Other current non-financial assets	CNY	56,404	5,213
Other current non-financial assets	EUR	1,046	1,050
Other current non-financial assets	COP	217	153
Other current non-financial assets	MXN	4,685	6,092
Other current non-financial assets	THB	2	8
Other current non-financial assets	JPY	158	73
Other current non-financial assets	ZAR	3,203	42
Other current non-financial assets	SEK	-	1
Subtotal other non-financial current assets		196,335	69,870
Trade and other receivables	USD	788,596	400,753
Trade and other receivables	BRL	22	21
Trade and other receivables	CLF	550	459
Trade and other receivables	CLP	58,412	43,496
Trade and other receivables	CNY	161,492	108,822
Trade and other receivables	EUR	36,318	35,514
Trade and other receivables	GBP	76	46
Trade and other receivables	MXN	889	237
Trade and other receivables	AED	3,116	1,888
Trade and other receivables	JPY	129	36,000
Trade and other receivables	AUD	1,708	1,214
Trade and other receivables	ZAR	33,361	23,568
Trade and other receivables	COP	2,751	2,055
Subtotal trade and other receivables		1,087,420	654,073
Receivables from related parties	USD	79,331	83,088
Receivables from related parties	EUR	1,250	1,150
Receivables from related parties	AUD	1,041	1,914
Subtotal receivables from related parties		81,622	86,152

Notes to the Consolidated Financial Statements December 31, 2022

Class of assets	Currency	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$
Current inventories	USD	1,784,281	1,183,776
Subtotal Current Inventories		1,784,281	1,183,776
Current tax assets	USD	127,057	154,709
Current tax assets	BRL	1	1
Current tax assets	CLP	2,136	1,727
Current tax assets	CNY	77,327	-
Current tax assets	EUR	14,042	171
Current tax assets	MXN	59	31
Current tax assets	PEN	-	3
Current tax assets	JPY	70	-
Current tax assets	ZAR	28	13
Current tax assets	COP	1,481	887
Current tax assets	KRW	2,713	-
Subtotal current tax assets		224,914	157,542
Non-current assets or groups of assets classified as held for sale	USD	346	582
Subtotal Non-current assets or groups of assets classified as held for sale		346	582
Total current assets		6,991,509	4,586,095
Other non-current financial assets	USD	32,126	9,268
Subtotal Other non-current financial assets		32,126	9,268
Other non-current non-financial assets	USD	52,396	33,487
Subtotal Other non-current non-financial assets		52,396	33,487
Other receivables, non-current	USD	713	5,239
Other receivables, non-current	CLF	77	86
Other receivables, non-current	MXN	88	26
Other receivables, non-current	CLP	1,213	821
Subtotal Other receivables, non-current		2,091	6,172
Investments classified using the equity method of accounting	USD	22,959	20,526
Investments classified using the equity method of accounting	AED	19,597	7,879
Investments classified using the equity method of accounting	EUR	11,830	11,419
Subtotal Investments classified using the equity method of accounting		54,386	39,824
Intangible assets other than goodwill	USD	166,336	179,658
Subtotal intangible assets other than goodwill		166,336	179,658
Purchases goodwill, gross	USD	967	34,596
Subtotal Purchases goodwill, gross		967	34,596
Property, plant and equipment	USD	2,726,838	2,012,225
Subtotal property, plant and equipment		2,726,838	2,012,225
Right-of-use assets	USD	60,867	52,608
Subtotal Right-of-use assets		60,867	52,608
Non-current tax assets	USD	127,114	90,364
Subtotal non-current tax assets		127,114	90,364
Deferred Tax Assets	USD	604,471	135,904
Subtotal Deferred Tax Assets		604,471	135,904
Total non-current assets		3,827,592	2,594,106
Total assets		10,819,101	7,180,201

Notes to the Consolidated Financial Statements December 31, 2022

		As of December 31, 2022			As of December 31, 2021
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	120,652	381,922	502,574	28,519	4,234	32,753
Other current financial liabilities	CLF	20,094	331	20,425	18,259	293	18,552
Subtotal other current financial liabilities		140,746	382,253	522,999	46,778	4,527	51,305
Lease liabilities, current	USD	-	6,549	6,549	-	4,625	4,625
Lease liabilities, current	CLF	-	2,331	2,331	-	2,263	2,263
Lease liabilities, current	MXN	-	436	436	-	434	434
Lease liabilities, current	EUR	-	387	387	-	382	382
Lease liabilities, current	AUD	-	2,446	2,446	-	-	-
Subtotal Lease liabilities, current		-	12,149	12,149	-	7,704	7,704
Trade and other payables	USD	121,260	110	121,370	98,918	76	98,994
Trade and other payables	CLF	2,618	-	2,618	1,330	-	1,330
Trade and other payables	BRL	10	-	10	5	-	5
Trade and other payables	THB	4	-	4	2	-	2
Trade and other payables	CLP	162,470	-	162,470	115,504	-	115,504
Trade and other payables	CNY	4,757	-	4,757	3,198	-	3,198
Trade and other payables	EUR	56,118	564	56,682	41,242	984	42,226
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	INR	-	-	-	1	-	1
Trade and other payables	MXN	802	-	802	881	-	881
Trade and other payables	PEN	-	-	-	1	-	1
Trade and other payables	AUD	24,394	-	24,394	15,876	-	15,876
Trade and other payables	ZAR	1,256	-	1,256	1,288	-	1,288
Trade and other payables	AED	72	-	72	-	-	-
Trade and other payables	JPY	-	-	-	99	-	99
Trade and other payables	CHF	32	-	32	-	-	-
Trade and other payables	COP	115	-	115	227	-	227
Trade and other payables	KRW	189	-	189	-	-	-
Subtotal trade and other payables		374,115	674	374,789	278,590	1,060	279,650
Other current provisions	USD	1,300,878	2,051	1,302,929	54,134	263,332	317,466
Other current provisions	CLP	-	217	217	200	-	200
Subtotal other current provisions		1,300,878	2,268	1,303,146	54,334	263,332	317,666

Notes to the Consolidated Financial Statements December 31, 2022

		As of December 31, 2022			As of December 31, 2021
Class of liability	Currency	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current tax liabilities	USD	-	348,658	348,658	-	149,997	149,997
Current tax liabilities	CLP	-	999	999	-	12	12
Current tax liabilities	EUR	-	1,386	1,386	-	5,547	5,547
Current tax liabilities	MXN	-	5,568	5,568	-	1,841	1,841
Current tax liabilities	CNY	-	-	-	-	9,538	9,538
Subtotal current tax liabilities		-	356,611	356,611	-	166,935	166,935
Provisions for employee benefits, current	USD	25,867	8,631	34,498	14,341	11,776	26,117
Provisions for employee benefits, current	AUD	390	-	390	-	272	272
Provisions for employee benefits, current	EUR	385	-	385	214	-	214
Provisions for employee benefits, current	MXN	103	-	103	172	-	172
Subtotal Provisions for employee benefits, current		26,745	8,631	35,376	14,727	12,048	26,775
Other current non-financial liabilities	USD	393,401	98	393,499	99,643	8,593	108,236
Other current non-financial liabilities	BRL	1	-	1	1	-	1
Other current non-financial liabilities	CLP	8,281	39,456	47,737	6,342	2,941	9,283
Other current non-financial liabilities	CNY	92	-	92	20,736	-	20,736
Other current non-financial liabilities	EUR	1,564	250	1,814	1,281	423	1,704
Other current non-financial liabilities	MXN	725	14	739	562	-	562
Other current non-financial liabilities	JPY	47	-	47	32	-	32
Other current non-financial liabilities	PEN	-	-	-	70	-	70
Other current non-financial liabilities	COP	250	-	250	-	157	157
Other current non-financial liabilities	ARS	26	-	26	47	-	47
Other current non-financial liabilities	ZAR	-	1	1	846	-	846
Other current non-financial liabilities	KRW	2,271	-	2,271	-	-	-
Subtotal other current non-financial liabilities		406,658	39,819	446,477	129,560	12,114	141,674
Total current liabilities		2,249,142	802,405	3,051,547	523,989	467,720	991,709

Notes to the Consolidated Financial Statements December 31, 2022

		As of December 31, 2022
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	197,521	249,531	-	1,544,654	1.991,706
Other non-current financial liabilities	CLF	-	-	-	-	402,512	402,512
Subtotal Other non-current financial liabilities		-	197,521	249,531	-	1,947,166	2,394,218
Non-current lease liabilities	USD	-	13,566	-	22,500	-	36,066
Non-current lease liabilities	CLP	-	-	-	23	-	23
Non-current lease liabilities	CLF	-	-	-	10,982	-	10,982
Non-current lease liabilities	MXN	-	-	-	1,094	-	1,094
Non-current lease liabilities	EUR	-	-	-	1,420	-	1,420
Subtotal non-current lease liabilities		-	13,566	-	36,019	-	49,585
Non-current Trade and other payables	USD	-	-	-	-	-	-
Subtotal Non-current Trade and other payables		-	-	-	-	-	-
Other non-current provisions	USD	-	3,648	-	26,200	28,205	58,053
Subtotal Other non-current provisions		-	3,648	-	26,200	28,205	58,053
Deferred tax liabilities	USD	-	289,825	-	-	-	289,825
Subtotal Deferred tax liabilities		-	289,825	-	-	-	289,825
Provisions for employee benefits, non-current	USD	34,326	-	-	-	9,006	43,332
Provisions for employee benefits, non-current	CLP	540	-	-	-	-	540
Subtotal Provisions for employee benefits, non-current		34,326	-	-	-	9,006	43,872
Total non-current liabilities		34,866	504,560	249,531	62,219	1,984,377	2,835,553
Total liabilities							5,887,100

Notes to the Consolidated Financial Statements December 31, 2022

		As of December 31, 2021
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	369,446	72,900	249,097	-	1,523,473	2,214,916
Other non-current financial liabilities	CLF	-	-	-	-	372,816	372,816
Subtotal Other non-current financial liabilities		369,446	72,900	249,097	-	1,896,289	2,587,732
Non-current lease liabilities	USD	-	6,695	-	23,174	-	29,869
Non-current lease liabilities	CLF	-	-	-	13,313	-	13,313
Non-current lease liabilities	MXN	-	-	-	1,530	-	1,530
Non-current lease liabilities	JPY	-	-	-	1,807	-	1,807
Subtotal non-current lease liabilities		-	6,695	-	39,824	-	46,519
Non-current Trade and other payables	USD	-	3,813	-	-	-	3,813
Subtotal Non-current Trade and other payables		-	3,813	-	-	-	3,813
Other non-current provisions	USD	-	4,257	-	31,017	25,764	61,038
Subtotal Other non-current provisions		-	4,257	-	31,017	25,764	61,038
Deferred tax liabilities	USD	-	136,823	-	-	109,497	246,320
Subtotal Deferred tax liabilities		-	136,823	-	-	109,497	246,320
Provisions for employee benefits, non-current	USD	26,710	-	-	-	-	26,710
Provisions for employee benefits, non-current	CLP	389	-	-	-	-	389
Subtotal Provisions for employee benefits, non-current		27,099	-	-	-	-	27,099
Total non-current liabilities		396,545	224,488	249,097	70,841	2,031,550	2,972,521
Total liabilities							3,964,230

b)	Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

	For the period from January to December of the year
Foreign currency exchange rate changes	2022	2021
	ThUS$	ThUS$
Foreign currency loss	(25,400)	(17,241)
Foreign currency translation reserve	(255)	4,240
Total	(25,655)	(13,001)

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Notes to the Consolidated Financial Statements December 31, 2022

Note 27	Income tax and deferred taxes

Tax receivables as of December 31, 2022 and 2021, are as follows:

27.1	Current and non-current tax assets

(a)	Current

Current tax assets	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	894	435
Monthly provisional income tax payments, foreign companies	96,906	62
Corporate tax credits (1)	653	674
1st category tax absorbed by tax losses (2)	169	26,848
Taxes in recovery process	126,292	129,523
Total	224,914	157,542

(b)	Non-current

Non-current tax assets	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Total tax paid at SQM Salar (see note 21.3)	127,114	90,364
Total	127,114	90,364

(1)	These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the tax loss absorption determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Financial Statements December 31, 2022

27.2	Current tax liabilities

Current tax liabilities	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
1st Category income tax	337,245	139,842
Foreign company income tax	19,366	27,055
Article 21 single tax	-	38
Total	356,611	166,935

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 9.60% for mining royalties that involve operations in the Salar de Atacama and 9.09% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

	Income tax		Income tax
Country	2022		2021
Spain	25%		25%
Belgium	25%		25%
Mexico	30%		30%
United States	21% + 3.51%		21% + 3.51%
South Africa	28%		28%
Korea	25%		25%
China	25%+12	% (1)	25%+12	% (1)

(1)	Additional tax of 12% on VAT payable.

Notes to the Consolidated Financial Statements December 31, 2022

27.3	Income tax and deferred taxes

(a)	Deferred tax assets and liabilities as of December 31, 2022

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2022	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	655,695	-
Property, plant and equipment and capitalized interest (1)	-	(244,560)
Restoration and rehabilitation provision	4,685	-
Manufacturing expenses	-	(139,383)
Employee benefits and unemployment insurance	-	(8,995)
Vacation accrual	7,650	-
Inventory provision	27,512	-
Materials provision	11,915	-
Others employee benefits	1,177	-
Research and development expenses	-	(12,294)
Bad debt provision	715	-
Provision for legal complaints and expenses	6,827	-
Loan acquisition expenses	-	(8,793)
Financial instruments recorded at market value	5,226	-
Specific tax on mining activity	-	(5,799)
Tax loss benefit	10,059	-
Other	2,913	-
Foreign items (other)	96	-
Balances to date	734,470	(419,824)
Net balance		314,646

(1)	This includes right-of-use assets.

Notes to the Consolidated Financial Statements December 31, 2022

(b)	Deferred tax assets and liabilities as of December 31, 2021

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2021	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	144,181	-
Property, plant and equipment and capitalized interest (1)	-	(189,073)
Restoration and rehabilitation provision	6,567	-
Manufacturing expenses	-	(108,181)
Employee benefits and unemployment insurance	-	(7,485)
Vacation accrual	6,039	-
Inventory provision	20,557	-
Materials provision	10,554	-
Others employee benefits	929	-
Research and development expenses	-	(5,387)
Bad debt provision	2,708	-
Provision for legal complaints and expenses	334	-
Loan acquisition expenses	-	(8,967)
Financial instruments recorded at market value	5,242	-
Specific tax on mining activity	-	(4,545)
Tax loss benefit	8,557	-
Other	-	(4,274)
Foreign items (other)	11,828	-
Balances to date	217,496	(327,912)
Net balance		(110,416)

(1)	This item includes right-of-use assets.

Deferred tax assets and liabilities in the consolidated statement of financial position as of December 31, 2022 and 2021, are as follows:

Movements of deferred tax assets and liabilities	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Deferred tax assets	604,471	135,904
Deferred tax liabilities	(289,825)	(246,320)
Total	314,646	(110,416)

Notes to the Consolidated Financial Statements December 31, 2022

(c)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2022

Reconciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(144,181)	(511,514)	-	(511,514)	(655,695)
Property, plant and equipment and capitalized interest	189,073	55,487	-	55,487	244,560
Restoration and rehabilitation provision	(6,567)	1,882	-	1,882	(4,685)
Manufacturing expenses	108,181	31,202	-	31,202	139,383
Employee benefits and unemployment insurance	7,486	2,779	(1,270)	1,509	8,995
Vacation accrual	(6,039)	(1,611)	-	(1,611)	(7,650)
Inventory provision	(20,557)	(6,955)	-	(6,955)	(27,512)
Materials provision	(10,554)	(1,361)	-	(1,361)	(11,915)
Derivative financial instruments	-	(7,172)	7,172	-	-
Others employee benefits	(929)	(248)	-	(248)	(1,177)
Research and development expenses	5,387	6,907	-	6,907	12,294
Bad debt provision	(2,708)	1,993	-	1,993	(715)
Provision for legal complaints and expenses	(334)	(6,493)	-	(6,493)	(6,827)
Loan approval expenses	8,967	(174)	-	(174)	8,793
Financial instruments recorded at market value	(5,243)	-	17	17	(5,226)
Specific tax on mining activity	4,545	1,257	(3)	1,254	5,799
Tax loss benefit	(8,557)	(1,502)	-	(1,502)	(10,059)
Others	4,274	(7,187)	-	(7,187)	(2,913)
Foreign items (other)	(11,828)	11,732	-	11,732	(96)
Total temporary differences, unused losses and unused tax credits	110,416	(430,978)	5,916	(425,062)	(314,646)

Notes to the Consolidated Financial Statements December 31, 2022

(d)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2021

Reconciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(90,585)	(53,596)	-	(53,596)	(144,181)
Property, plant and equipment and capitalized interest	187,168	1,905	-	1,905	189,073
Restoration and rehabilitation provision	(6,597)	30	-	30	(6,567)
Manufacturing expenses	107,215	966	-	966	108,181
Employee benefits and unemployment insurance	6,669	687	130	817	7,486
Vacation accrual	(6,138)	99	-	99	(6,039)
Inventory provision	(22,200)	1,643	-	1,643	(20,557)
Materials provision	(8,812)	(1,742)	-	(1,742)	(10,554)
Derivative financial instruments	-	14,246	(14,246)	-	-
Others employee benefits	-	(929)	-	(929)	(929)
Research and development expenses	3,581	1,806	-	1,806	5,387
Bad debt provision	(5,072)	2,364	-	2,364	(2,708)
Provision for legal complaints and expenses	(19,637)	19,303	-	19,303	(334)
Loan approval expenses	5,212	3,755	-	3,755	8,967
Financial instruments recorded at market value	3,929	(5,354)	(3,818)	(9,172)	(5,243)
Specific tax on mining activity	3,012	1,521	12	1,533	4,545
Tax loss benefit	(844)	(7,713)	-	(7,713)	(8,557)
Others	(1,454)	5,728	-	5,728	4,274
Foreign items (other)	654	(12,482)	-	(12,482)	(11,828)
Total temporary differences, unused losses and unused tax credits	156,101	(27,763)	(17,922)	(45,685)	110,416

(e)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2022, and 2021, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Chile	10,059	7,113
Foreign	-	1,444
Total	10,059	8,557

The tax losses as of December 31, 2022, which are the basis for these deferred taxes correspond mainly to Comercial Hydro, Orcoma SpA., Orcoma Estudio SpA and SCM Búfalo.

Notes to the Consolidated Financial Statements December 31, 2022

(f)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2022 and 2021 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	110,416	(156,101)
Increase (decrease) in deferred taxes in profit or loss	(430,978)	27,763
Increase (decrease) deferred taxes in equity	5,916	17,922
Total	(314,646)	(110,416)

(g)	Disclosures on income tax (expenses) benefit

Current and deferred tax (expenses) benefit are detailed as follows:

	(Expense) Income
Disclosures on income tax (expense) benefit	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax expense	(2,002,564)	(279,105)
Adjustments to prior year current income tax (expense) benefit	(626)	2,326
Current income tax expense, net, total	(2,003,190)	(276,779)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	427,680	28,445
Tax adjustments related to the creation and reversal of temporary differences from the previous year	3,298	(682)
Total deferred tax benefits, net	430,978	27,763
Income tax expense	(1,572,212)	(249,016)

Income tax (expenses) benefits for foreign and domestic parties are detailed as follows:

	(Expense) Income
Income tax (expense) benefit	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(213,060)	(46,748)
Current income tax (expenses), domestic, net	(1,790,130)	(230,031)
Current income tax expense, net, total	(2,003,190)	(276,779)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit (expense) benefit, foreign parties, net	(21,338)	(6,679)
Current income tax benefits, domestic, net	452,316	34,442
Deferred tax expense, net, total	430,798	27,763
Income tax expense	(1,572,212)	(249,016)

Notes to the Consolidated Financial Statements December 31, 2022

(h)	Disclosures on the tax effects of other comprehensive income components:

	As of December 31, 2022
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) gains from defined benefit plans	(6,350)	1,273	(5,077)
Cash flow hedge	26,622	(7,172)	19,450
Reserve for gains (losses) gains from financial assets measured at fair value through other comprehensive income	190	(17)	173
Total	20,462	(5,916)	14,546

	As of December 31, 2021
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gains (losses) from defined benefit plans	4,679	(142)	4,537
Cash flow hedges	(52,762)	14,246	(38,516)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(12,072)	3,818	(8,254)
Total	(60,155)	17,922	(42,233)

(i)	Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Notes to the Consolidated Financial Statements December 31, 2022

Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

	(Expense) Benefit
Income Tax Expense (Benefit)	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Consolidated income before taxes	5,486,496	841,221
Statutory Income tax rate in Chile	27%	27%
Tax expense using the statutory tax rate	(1,481,354)	(227,130)
Net effect of specific mining tax payments	(57,500)	(13,350)
Tax effect of income (expenses) from regular activities exempt from taxation	3,490	(260)
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(11,058)	(2,226)
Tax effect of tax rates supported abroad	(25,053)	(5,622)
Other tax effects of reconciliation of accounting income to tax expense	(737)	(428)
Tax expense using the effective tax rate	(1,572,212)	(249,016)

Notes to the Consolidated Financial Statements December 31, 2022

(j)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i)	Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

(vii)	China:

Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.

(viii)	Korea:

Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

Notes to the Consolidated Financial Statements December 31, 2022

Note 28	Events occurred after the reporting date

28.1	Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IFRS for the year ended December 31, 2022, were approved and authorized for issuance by the Company´s Board of Directors on March 1, 2023.

28.2	Disclosures on events occurring after the reporting date

Management is not aware of any other significant events that occurred between December 31, 2022, and the date of issuance of these consolidated financial statements that may significantly affect them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: March 21, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.